Form C

Cover Page

Name of issuer:

Folk Revival, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 11/17/2021

Physical address of issuer:

400 Tenafly Rd
#803
Tenafly NJ 07670

Website of issuer:

https://folkrevival.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$750,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$80,102.00	$1,000.00
Cash & Cash Equivalents:	$61,332.00	$1,000.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$9,117.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$733.00	$0.00

Revenues/Sales:	$733.00	$0.00
Cost of Goods Sold:	$10,816.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($107,324.00)	($14,567.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Folk Revival, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such

shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
David Cantor	CEO	Folk Revival	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
David Cantor	CEO	2021
David Cantor	Founder	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Cantor	10000000.0 Common Units	91.69

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such

securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Limited Distribution and Sales Channels - Folk Revival is a start-up business with limited distribution channels and retail partners at this stage. The company's products are not yet widely available to consumers. If Folk Revival is unable to build distribution, establish sales channels, and partner with retailers to sell its products, the company may struggle to generate revenue and the new venture remains

at risk. Success depends on the ability to cost-effectively manufacture products and get them into the hands of customers.

Dependence on Outside Capital - Folk Revival requires substantial investment from outside investors in order to achieve its distribution, sales, and financial goals. If the company is unable to raise sufficient capital, it may fall short of reaching key milestones, fail to expand its operations and distribution as planned, or require additional fundraising that could be dilutive to existing investors. The company's business growth is contingent on obtaining the required outside investment and could be hampered without it.

Fluctuating Ingredient Costs - Folk Revival's products rely on ingredients that may have volatile prices or unpredictable supply chains. Increases in the costs of key ingredients can negatively impact gross margins. If ingredient costs rise significantly, it may hinder the company's ability to achieve its financial forecasts and objectives within the targeted timeframes. Unforeseen increases in ingredient expenses represent a risk that could require additional capital, delay profitability, or force adjustments to the business model.

Key Person Dependence - Folk Revival is highly dependent on the continued involvement of its founder. If the founder were unable to stay actively involved due to unforeseen events, it would jeopardize the company's ability to execute its business plan and achieve its financial objectives.

Trend Dependence - Folk Revival's success is dependent on the continued consumer demand for natural, organic, and functional food products. If preferences shift away from the trends driving growth in this market segment, it could substantially harm demand for Folk Revival's offerings and impair the company's growth.

Ingredient Supply Risk - Folk Revival relies on procuring a consistent supply of unique, heirloom ingredients that may be subject to availability constraints. If the company is unable to source adequate volumes of key specialty ingredients due to crop/livestock viability, competing demand, regulations, or other factors constricting supply, it may fail to meet production requirements, experience higher materials costs, or be unable to expand operations as planned. Disruptions in ingredient supply present a risk to Folk Revival's ability to grow.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Dianne Aronica is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 40.5% towards COGs. 25% towards Marketing Expenses, 19% towards Selling Expenses, 8% towards G&A, and 7.5% Wefunder Fees

---

If we raise: **$750,000**

Use of Proceeds: 40.5% towards COGs. 25% towards Marketing Expenses, 19% towards Selling Expenses, and 8% towards G&A, and 7.5% Wefunder Fees.

Raising $750,000.00 will allow the brand to begin to expand distribution and scale.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform

each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to

you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $4,250,000.00 valuation cap; 20.000% discount; 5.0% interest.
See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $750,000.00

Valuation Cap: $4,250,000.00

Discount Rate: 80%

Maturity Date: the third (3rd) anniversary of the initial closing of the Offering.

Interest Rate: 5.0%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

Early-Bird & VIP Investors: Investors investing in the first $100,000.00, will receive a valuation cap of $4,000,000.00. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Conversion and Repayment

Automatic Conversion Upon a Qualified Financing. If, while the Notes remain outstanding, the Company completes a subsequent equity financing involving the sale of units of the Company, in which the gross proceeds to the Company (excluding the conversion of the Notes) equal or exceed $3,000,000 (a "Qualified Financing"), then, the then-outstanding principal balance of each Note (the "Principal Balance") shall automatically convert into the same type and/or class of units sold in such Qualified Financing (the "Financing Securities"), and on the same terms and conditions applicable to such units sold in such Qualified Financing (subject to the conversion discount, as hereinafter

described), which automatic conversion shall occur as of the date the Company actually receives at least $3,000,000 in gross proceeds from such Qualified Financing (a "Qualified Financing Conversion"); provided, however, the Company shall have the right (but not the obligation) to cause the then-outstanding accrued interest on each Note (the "Accrued Interest") to convert in the manner described above. If so elected, the Accrued Interest shall, along with the Principal Balance, be deemed to convert into Financing Securities. In the event the Company does not cause the Accrued Interest to convert into Financing Securities, then (i) the Company will pay to each Lender an amount equal to the Accrued Interest on such Lender's Note, and (ii) only the Principal Balance of each Note shall convert into Financing Securities.

The per-unit price of the Financing Securities issued to converting Lenders upon a Qualified Financing Conversion shall be the lesser of (i) eighty percent (80%) of the assumed pre-money equity valuation of the Company utilized in the Qualified Financing, or (ii) the per-unit price of the Financing Securities if calculated at a $4,250,000 (or $4,000,000 for Early Bird investors) pre-money equity valuation of the Company, calculated on a fully diluted basis, excluding the conversion of the Notes.

Lender acknowledges and agrees that in the event the Note converts upon a Qualified Financing, such conversion shall be deemed to have occurred immediately prior to the Qualified Financing (i.e., the Lender's ownership interest in the Company as a result of the conversion of the Note shall be diluted by the cash investments made in the Qualified Financing).

In connection with any Qualified Financing Conversion, each Lender shall be required to execute the Company's then current organizational documents, including, without limitation, the Company's Operating Agreement, dated as of December 13, 2021 (as the same may be amended and/or restated from time to time, the "Operating Agreement"), together with any and all other transaction agreements required by the Company in connection with such Qualified Financing. For the avoidance of doubt, if the Financing Securities are entitled to a liquidation preference or other similar price-based rights or protections based on invested capital, then such rights or protections for the Financing Securities issued to Lenders (as opposed to new investors in the Qualified Financing) will be based on the conversion price at which the Notes convert, and not the price per-unit paid by the new investors in the Qualified Financing.

Upon conversion of the Notes pursuant to a Qualified Financing Conversion (and repayment of the Accrued Interest, if not converted), the Principal Balance of, and Accrued Interest on (in each case, the "Outstanding Balance"), the Notes shall be deemed repaid in full.

Conversion or Repayment Upon a Change of Control. If, prior to a Qualified Financing, and while the Notes remain outstanding, the Company consummates (i) a sale, transfer or lease of all or substantially all of the Company's assets or (ii) an acquisition of the Company by another entity in which the Company's equity holders immediately prior to

the transaction do not control a majority of the voting power of the surviving entity (each, a "Change of Control"), then, the Company shall, at the option of the Lenders who hold Notes representing a majority of the aggregate then-outstanding Principal Balance (a "Note Majority"):
(a) pay such Lender an amount equal to the Outstanding Balance on such Lender's Note; OR
(b) immediately prior to the consummation of such Change of Control, cause the Outstanding Balance of such Lender's Note to convert into a number of Common Units of the Company (each, a "Common Unit"), equal to the greater of the following quotients, in each case, calculated on a fully diluted basis the Outstanding Balance of such Lender's Note divided by an amount equal to eighty percent (80%) of the Common Unit Value (as hereinafter defined); OR the Outstanding Balance of such Note holder's Note divided by $4,250,000 (or $4,000,000 for Early Bird investors), divided by the Outstanding Units (as hereinafter defined).

For purposes of this Purchase Agreement, "Common Unit Value" shall mean the amount in cash and/or the fair market value of the equity securities to be distributed per one (1) Common Unit in connection with the Change of Control transaction, calculated on a fully diluted basis, excluding the conversion of the Notes and any similarly situated promissory notes and SAFEs.

For purposes of this Purchase Agreement, "Outstanding Units" shall mean the total membership interest units of the Company then currently issued and outstanding, calculated on a fully diluted basis as of the date of the Change of Control transaction, excluding the conversion of the Notes and any similarly situated promissory notes and SAFEs.

Upon conversion or repayment of the Notes pursuant to a Change of Control, the Outstanding Balance of the Notes shall be deemed repaid in full.

Automatic Conversion Upon Maturity. If the Notes have not been converted pursuant to a Financing Conversion, or repaid or converted pursuant to a Change of Control, in either case, as of the Maturity Date (as defined in the Note), then, the Outstanding Balance of each Lender's Note will automatically convert into Common Units at the Maturity Conversion Price. For purposes hereof, "Maturity Conversion Price" shall mean a per-unit price derived by assuming a $4,250,000 (or $4,000,000 for Early Bird investors) pre money equity valuation of the Company (i.e., excluding the conversion of any Notes and/or SAFEs), which Maturity Conversion Price shall be calculated in good faith by the Company. Upon conversion of the Notes at the Maturity Date, the Outstanding Balance of each Note will be deemed repaid in full.

Subordinate Debt

By accepting this Note, Lender hereby acknowledges that: (i) this Note will be general unsecured debt of the Company and will rank equally with the other Notes and the Company's other unsecured debt; (ii) the Company shall be free to issue additional convertible or other debt at any time hereafter (similar to this Note or otherwise); and (iii) vis-à-vis the Company's secured debt (existing and future), this

Note will be subordinate thereto.

VIP Bonus

Folk Revival will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the

Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such

securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	10,906,331	10,906,331	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Only common units have been authorized.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting

rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a

majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $4,250,000.00 (or $4,000,000 for Early Bird investors) (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	06/29/23
Amount	$75,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	12/31/26

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2023	Regulation D, Rule 506(b)	Convertible Note	$75,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Folk Revival creates high protein/low carb hot cereal made with acorns for a healthier you and healthier planet. The Company is a natural food brand focused on delivering functional nutrition using heirloom and heritage food supply to support biodiversity.

Milestones

Folk Revival, LLC was organized in the State of Delaware in November 2021.

Since then, we have:

- New, fast growing hot cereal brand with high protein and low carbs available in the market.
- National brand bringing acorns to market- an important heritage food, right under our feet.
- Launched in 2023. Currently in approximately 100 stores with authorizations in another 165 in 2024.
- Strong repeat orders. New stores being added every week.
- Recently authorized by Whole Foods in four eastern regions (~165 stores). Shipping in December.
- Founded by an industry veteran with 20 years experience building start up natural foods brands.
- Five additional partners with deep industry experience providing cross functional support.
- Key early investor includes our Acorn vendor.

The Company is subject to risks and uncertainties common

to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in November 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $733 compared to the year ended December 31, 2021, when the Company had revenues of $0.
- *Assets*. As of December 31, 2022, the Company had total assets of $80,102, including $61,332 in cash. As of December 31, 2021, the Company had $1,000 in total assets, including $1,000 in cash.
- *Net Loss*. The Company has had net losses of $107,324 and net losses of $14,567 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $9,117 for the fiscal year ended December 31, 2022 and $0 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been bootstrapped with approximately $150,000 and financed with $75,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Folk Revival, LLC cash in hand is $27,630, as of September 2023. Over the last eight months, gross revenues have averaged $2,302/month, cost of goods sold has averaged $2,177/month, and operational expenses have averaged $18,023 /month, for an average burn rate of

averaged $18,023 /month, for an average burn rate of $17,898 per month.

We have $103k in forecasted revenue over the first 6 months in 2024. We believe we'll be at around $26k in average monthly expenses at that point.

Our intent is to be profitable in 34 months.

Since the date of our financials, we began selling Folk Revival products. Most initial sales appear as free fill, and we have not received payment yet (as captured in the sales agreement with the customer).

We are not yet profitable. We forecast profitability in early 2027, as we strive to invest in building a national brand with robust marketing and sales support. We have pitched our first chain accounts and expect to hear about some new retail authorizations this calendar year, resulting in sales later this year or early next. This will effectively serve as the launch of the brand. This is assuming we raise $5M in total capital.

The founder will continue to boot-strap the business as necessary. We have sufficient funds to cover short-term burn during the campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, David Cantor, certify that:

(1) the financial statements of Folk Revival, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Folk Revival, LLC included in this Form reflects accurately the information reported on the tax return for Folk Revival, LLC filed for the most

recently completed fiscal year.

David Cantor
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or

> deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
>
> ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
>
> iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
>
> ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory

statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://folkrevival.com/invest

The issuer must continue to comply with the ongoing reporting

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Folk Revival, LLC Convertible Note
Early Bird
SPV Subscription Agreement
Folk Revival, LLC Convertible Note NB

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Cantor

Appendix E: Supporting Documents

Genuine_Ginger_Folk_Revival_LLC-_Operating_Agreement_Fully_Executed.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Folk Revival, LLC Convertible Note Early Bird

SPV Subscription Agreement

Folk Revival, LLC Convertible Note NB

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Cantor

Appendix E: Supporting Documents

Genuine_Ginger_Folk_Revival_LLC-_Operating_Agreement_Fully_Executed.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Folk Revival, LLC

By

David Cantor

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

David Cantor

Founder & CEO
12/4/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.


HEIRLOOM
Folk Revival
FOODS CO.
Keep Digging
Chai Almond
Original
Maple Walnut
Blueberry Almond

INVEST IN **FOLK REVIVAL**

High protein / low carb hot cereal made with acorns

folkrevival.com Tenafly NJ

Food & Beverage | Consumer Goods | Retail | B2C | Health & Fitness

Featured Investors

Investors include

Allen Bernier | Adam Somberg | Mark Koide | Barb Stuckey | David Abrahams | Bob Burke | Andy Reichgut



As an avid runner, cyclist, foodie, health enthusiast and angel investor, I took an immediate interest in Folk Revival.



Allen Bernier

Syndicate Lead

Invested in Folk Revival

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Their hot cereal is not only made completely of whole foods and tastes great, but also is gluten free, plant based, high protein, high fiber, and keto friendly (extremely low sugar (1g)). This is a truly amazing product.

Read More

Invested $25,000 this round

Adam S

N

Fo

Highlights

1. Launched in 2023. Currently in approximately 100 stores with many more in the works in 2024.
2. Recently authorized by Whole Foods in four eastern regions (~165 stores). Shipping in December.
3. Strong repeat orders. New stores being added every week.
4. National brand bringing acorns to market- an important heritage food, right under our feet.
5. Founded by an industry veteran with 20 years experience building start up natural food brands.
6. Five additional partners with deep industry experience providing cross functional support.
7. Key early investors include our acorn vendor, contract manufacturer and national sales broker.

Our Team



David Cantor Founder & CEO

20 years experience building start up natural food brands. Led Marketing, Innovation and R&D for Dr.



Praeger's Sensible Foods for 8 years, growing the brand from 5x culminating with a recent successful 9-figure exit.



Dianne Aronica Finance

Veteran food and beverage CFO. Grew and helped execute the sale of Dr. Praeger's Sensible Foods.



Brad Dixon Marketing

Co-Founder of Special-Operations- a commercial arts and entertainment company based in Brooklyn. Clients include Burger King, Tim Horton's, The New York Times, and Ciroc Vodka.



Karen Castiello R&D

13 years at Mars, departing as Global Senior Scientist. Product development extraordinaire to an incredible roster of natural foods brands.



David Gross DTC

Co-founder of Anchor Worldwide Media - a creative, production and media agency. DTC and media guru to dozens of companies ranging from startups to Fortune 100 multi-nationals.



Michelle Tyler Social Media

Founder of Genuine Ginger, a leading social media content, management, and influencer marketing for natural and organic CPG brands.

The Hot Cereal Category Today

The hot cereals on the market today (Quaker Oatmeal, Bob's Red Mill, Cream of Wheat) have remained largely unchanged for decades. They typically offer oats and perhaps some sweeneters, nuts and fruit, and voila, you have the hot cereal you've seen for decades in the breakfast aisle.

Oatmeal is a $1B category but it's a sleepy category with little innovation. This is where we saw an opportunity to disrupt and innovate. Today, consumers are seeking more protein and fewer carbs from every meal and snacking occasion, making this trend one of the fastest growing and enduring in the food industry.

Between 2017 and 2021, protein claims grew at a CAGR of 17.9% in cold breakfast

cereal launches and 11.4% in hot breakfast cereal launches (Innova database 2022).

Data shows the market for protein of all kinds continues to grow, with American consumers looking for low carb/high protein options for breakfast (i.e. the Keto diet). Folk Revival aims to be part of this growing trend.



Low-Carb Diet Market
Expected to Account for
USD 18.65 Billion by 2029
$20 billion
$15 billion
$10 billion
$5 billion
$0 billion
2022
2023
2024
2025
2026
2027
2028
2029
North America
Europe
Asia Pacific
South America
Middle East and Africa
Global Low-Carb Diet Market, By Regions
2022-2029

Breakfast: The Most Ritualistic Part of the Day

Numerous studies and statistics show that many people eat the same snack/meal for breakfast almost every day, whether that's a smoothie, yogurt, fruit, or in our case, a hot cereal. Approximately 68% of Americans eat the same thing for breakfast at least 2x/week.

If we can help shift consumers' behavior towards a healthier and cleaner breakfast with functional ingredients, Folk Revival can be an everyday staple for people across the country.



Hot Cereal is a +$1B Category in the US
68%
of Americans eat the same thing for breakfast at least 2x / week.



Breakfast Has Been 'Revived' with Folk Revival

Introducing Folk Revival hot cereal! Each cup boasts 20g of protein and less than 5g of net carbs. This is approximately 3x the protein of typical oatmeal and less than 1/5 the net carbs!


INTRODUCING
Folk Revival
HOT CEREAL CUPS
Our Mission
Delivering Functional Nutrition using heirloom and heritage ingredients for people and the planet
Original
Chai Almond
Maple Walnut
Blueberry Almond
Keep Digging

Why Do We Use Acorns?

Our mission is to deliver functional nutrition by reviving heirloom and heritage foods. The hero ingredient in our hot cereal is Acorns. First off, they have nutritional benefits such as polyphenols, antioxidants and minerals. Secondly, they are highly sustainable because oak trees don't require any toxic agricultural inputs and they help absorb carbon and fight climate change. They are a versatile heritage ingredient that we can integrate into a wide range of familiar foods. These powerful little tree nuts can be an important part of a more sustainable food system.

Environmental Benefits

- Acorns are a HUGE under-utilized food resource right under our feet.
- Oak trees require no cultivation, irrigation, or toxic inputs.
- Oaks absorb carbon and help fight climate change.

Taste and Health and Benefits

- Acorns have a delicious, nutty flavor. They are naturally gluten-free and have

- Acorns have a delicious, nutty flavor! They are naturally gluten-free and have been consumed for ages.
- They contain high levels of polyphenols and antioxidants.
- Naturally gluten free, lower in fat than most nuts, and are a good source of minerals.



Folk Revival
Benefits of Acorns
Environmental Benefits
• Water Conservation
• Fight Climate Change
• No toxic pesticides or fertilizers
Health Benefits
• Polyphenols
• Anti-Oxidants
• Naturally Gluten Free

Folk Revival is the first national food brand to bring up-cycled and wild harvested acorns to market!

Who's Really 'Hot' in the Hot Cereal Category?

As mentioned above, we have strived with our hot cereal line to be clean and offer functional ingredients such as acorns and other heritage ingredients not found in other cereals.

Our product has more protein, fewer carbs, and is keto, paleo, and grain free with virtually no sugar added, differentiating Folk Revival from the competition.



The Competitive Set
Folk Revival is the only high protein, low carb, no-sugar-added, grain-free option in the Oatmeal set.
made with Acorns!
Nutritional Superiority
Clean compelling ingredients
Mission Driven
VS
RXBAR
QUAKER
Bob's Red Mill
NATURE'S PATH ORGANIC
KODIAK
20g PROTEIN 12g 4g 9g 7g 14g
1 - 5g NET CARBS 29g 29g 38g 32g 33g
1 - 4g SUGAR 9g 11g 10g 10g 12g
YES KETO FRIENDLY NO NO NO NO NO
PALEO


YES
FRIENDLY
NO
NO
NO
NO
NO
YES
GRAIN FREE
NO
NO
NO
NO
NO

The Market Opportunity in Premium Breakfast

We chose to launch with hot cereal cups because we knew this is a large category lacking significant innovation. Grocery buyers are looking for new and exciting products to help grow their categories, and there is nothing currently on the shelf like Folk Revival. Also, we launched with cups specifically because cups make up a significant percent of the category, and are great for trial.


Folk Revival
Hot Cereal Cups
$100M
Hot Cereal Category
$1B

Our Traction and Distribution

Folk Revival is new, but we are already in approximately 100 stores, and performance is exceeding our expectations. We are growing a robust retail and DTC business!

Our main points of distribution thus far are: Citarella's, City Acres, and various independent health food stores and Co-ops.

We are also now partnered with one of the strongest natural food brokers in the country, iLevel Brands, who manages partnerships in national and regional accounts such as Whole Foods, Sprouts, Albertson's, Kroger, Wegman's, Fresh Thyme, Costco and many more.


WE JUST GOT INTO


MARKET
Our Retailers and Partners
ilevel
BRANDS
UNFI
EASY
OPTIONS
FAIRE
amazon
KeHE
BUBBLE
NON GMO Project VERIFIED
HEIRLOOM
Folk Revival
FOODS CO.

Our Launch in Whole Foods: January 2024

We recently learned that Whole Foods Market has authorized three Folk Revival flavors in approximately 165 stores across four regions stretching from Maine to Mississippi. We will be ramping up production in December 2023, with product appearing on shelf in January 2024.

We forecast Whole Foods will generate over $200k+ in revenue alone.* Needless to say, this is an incredibly important development for the brand, but it's also just the beginning.

*Projections not guaranteed


HEIRLOOM
Folk Revival
FOODS CO.
will soon be available in
Whole Foods Market
WHOLE FOODS MARKET
WHOLE FOODS MARKET
Regional Map
North Atlantic
Northeast
Mid-Atlantic
South

Our Team: Experience Growing Natural Foods

We have an exceptionally strong and experienced team supporting the brand. David Cantor, our Founder and CEO, has been growing natural and organic food brands for over 20 years, starting his career in the industry at Mars in their skunk-works Health & Nutrition Division. More recently, he led Marketing,

Innovation, and R&D for Dr. Praeger's Sensible Foods, a leading veggie burger brand, helping to grow the brand 5x, resulting in a successful exit to Private Equity. Prior to joining the natural foods industry, David earned his master's degree in Nutrition from Tufts University, focusing on food and agriculture policy. Prior to that, David ran a small organic vegetable farm in Northern New Mexico.

David has assembled a high performing team of colleagues from his time in the industry, working with the best of the best- to provide cross functional support across the business.


THE TEAM
FR has an All-Star team of cross functional experts and industry veterans supporting the brand.
David Cantor
Founder & CEO
Dr. Praeger's, Mars, Tufts Nutrition, Organic Farmer
Brad Dixon
Branding + Advertising
Burger King, Tim Horton's, Ciroc Vodka, NYT
Dianne Aronica, CPA
Finance
KPMG, Gaspari Nutrition, Dr. Praeger's
David Gross
Digital and DTC Brand Building
Anchor Worldwide
Michelle Tyler
Social Media
Perfect Bar, Athletic Greens, Om, Chameleon Cold Brew, Ocho
Karen Castiello
R&D
Seeds of Change, Mars, Baskin Robbins
Sean Lippay
Operations and Supply Chain
Unilever, Marsan, Strategic Food Solutions
Folk Revival

Future Innovation and Vision For Folk Revival

As Folk Revival was taking shape, we were clear that we wanted to build a brand that could extend into multiple categories and eating occasions. While we are launching with Hot Cereal, we are planning to expand into other breakfast categories in the next two years, and eventually build out an umbrella brand that you will be able to find in multiple parts of the grocery store, as well as food service.


Innovation Pipeline
Folk Revival is focused on breakfast to start – with the ability to span across multiple categories and day-parts.
2023
2024
2025
Hot Cereal Cups
4-cups ready to show
Platform 2
In development in 2023 to show in 2024
Platform 3
In development in 2024 to show in 2025


Total Addressable Market:
Oatmeal: $1 billion
Total Addressable Market:
P2: $4.7 billion
Total Addressable Market:
P3: $1 billion

Supply Chain / Vertically Integrated Investors

We have built a strong and scale-able supply chain, which includes our hot-cereal contract manufacturer. Our unit economics improve as we scale the brand, with efficiencies built into our contract manufacturing contract. As our volumes increase- our tolling fees decrease in a predictable fashion- as captured in our contract manufacturing agreement.

We forecast healthy margins above 40% as our business scales.* We have secured investment from our acorn supplier as well as our contract manufacturer which is driving down costs out the gate and will continue to decrease costs as we grow.

*Projections not guaranteed


Folk Revival
Clear Pathway to Strong Margins
COGs as % of Gross $
Packaging
Ingredients
Tolling
Gross Margin
34%
25%
38%
-10%
15%
20%
24%
21%
12%
19%
23%
26%
8%
18%
20%
36%
7%
15%
17%
51%
2023
2024
2025
2026
2027

Financials

Our financial growth is based on a reasonable and achievable growth in store count and new item introductions. As we grow from a few hundred stores to several thousand, and from our first 4 hot cereal items to new Folk Revival innovations, sales will increase accordingly. Distribution and new innovation are the engines for all natural food brands!


Folk Revival
$20.2m
$4.9m
$1.2m



Financial
Projection
2023-2027
$26k
$442k
2023
2024
2025
2026
2027
Revenue
$25k
$442k
$1.2m
$4.9m
$20.2m
Total Operating Expenses
$149k
$318k
$764k
$1.7m
$5.6m
EBITDA
($152K)
($240k)
($487k)
($199k)
$3.2m

*Projections not guaranteed.

Perks For $1,000 and Up Investments

When you invest $1,000 or more, you will not only get delicious cups of Folk Revival sent to your door, you will also receive a custom-branded and limited edition hat and at the $2500 level, you will also receive a custom branded mug.



HEIRLOOM Folk Revival FOODS CO
Keep Digging
Folk Revival
Maple Walnut
HEIRLOOM

Why Invest in Folk Revival?

There are many reasons to bank on our company. It really comes down to two main areas: The product and the team.

Highly Differentiated Product and Concept:

- Uniquely focused on heirloom and heritage foods.
- First to market with Acorns in North America.
- First high protein, low carb cereal available in retail.
- Strong traction in both DTC and Retail.
- Scaleable brand across channels, days parts and need states.

Strong Founder & Cross-Functional Team:

- 20+ years of success growing natural and organic start up brands.
- Extremely strong cross-functional team providing thought leadership and operational support.


Thank you!
INVEST
Folk Revival
Invest with Folk Revival!
Folk Revival embodies the spirit of wholesome, nourishing meals that are good for people and the planet. Join us on this delicious journey, and let your investments be the seeds that help grow a healthier, happier future for all

FOLK REVIVAL LLC
CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT (this "Purchase Agreement") is dated as of [EFFECTIVE DATE] (the "Effective Date"), by and among FOLK REVIVAL LLC, a Delaware limited liability company (the "Company"), and each of the individuals and/or entities that execute a signature page hereto (each a "Lender," and collectively the "Lenders").

WHEREAS, the Company desires to borrow up to $750,000 from one or more third parties, pursuant to convertible promissory notes, each in the form attached hereto as Exhibit A (each a "Note", collectively, the "Notes"), provided that the Company may elect to increase or decrease the aggregate principal amount raised hereunder at any time and from time to time;

WHEREAS, each of the Lenders intends to loan the Company the amount set forth opposite such Lender's name on the signature page executed by such Lender (in each case, the "Investment Amount");

WHEREAS, the parties hereto wish to provide for the sale and issuance of such Notes in return for such consideration; and

WHEREAS, the sale and issuance of such Notes is pursuant to Section 4(a)(6) of the Securities Act and the regulations thereunder ("Regulation CF") and being offered to prospective lenders through the Wefunder crowdfunding portal, which portal is registered with the Securities and Exchange Commission, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned parties hereby agree as follows:

1. Amount and Terms of the Notes.

1.1 Promissory Notes. Upon execution and delivery of this Purchase Agreement, each Lender agrees to remit to the Company the Investment Amount set forth opposite such Lender's name on the signature page executed by such Lender, by check or wire transfer. Upon receipt of an Investment Amount from a Lender, the Company shall issue and sell to such Lender a Note with a face value equal to one hundred percent (100%) of such Lender's Investment Amount.

1.2 Closings. Each closing hereunder shall occur remotely via the exchange of Investment Amounts, documents and signatures. Upon the Company's receipt of an Investment Amount from a Lender, the Company shall deliver to such Lender an executed Note, dated as of the date of the Company's receipt of such Investment Amount.

1.3 Minimum Investment Amount. There shall be no minimum Investment Amount for existing members of the Company. The minimum Investment Amount for outside third parties shall be $100 per Lender, or such lesser Investment Amount as determined by the Company on a case by case basis.

2. Automatic Conversion Upon a Qualified Financing. If, while the Notes remain outstanding, the Company completes a subsequent equity financing involving the sale of units of the Company, in which the gross proceeds to the Company (excluding the conversion of the Notes) equal or exceed $3,000,000 (a "Qualified Financing"), then, the then-outstanding principal balance of each Note (the "Principal Balance") shall automatically convert into the same type and/or class of units sold in such Qualified Financing (the "Financing Securities"), and on the same terms and conditions applicable to such units sold in such Qualified Financing (subject to the conversion discount, as hereinafter described), which automatic conversion shall occur as of the date the Company actually receives at least $3,000,000 in gross proceeds from such Qualified Financing (a "Qualified Financing Conversion"); provided, however, the Company shall have the right (but

not the obligation) to cause the then-outstanding accrued interest on each Note (the "Accrued Interest") to convert in the manner described above. If so elected, the Accrued Interest shall, along with the Principal Balance, be deemed to convert into Financing Securities. In the event the Company does not cause the Accrued Interest to convert into Financing Securities, then (i) the Company will pay to each Lender an amount equal to the Accrued Interest on such Lender's Note, and (ii) only the Principal Balance of each Note shall convert into Financing Securities.

The per-unit price of the Financing Securities issued to converting Lenders upon a Qualified Financing Conversion shall be the lesser of (i) eighty percent (80%) of the assumed pre-money equity valuation of the Company utilized in the Qualified Financing, or (ii) the per-unit price of the Financing Securities if calculated at a $4,000,000 pre-money equity valuation of the Company, calculated on a fully diluted basis, excluding the conversion of the Notes.

Lender acknowledges and agrees that in the event the Note converts upon a Qualified Financing, such conversion shall be deemed to have occurred immediately prior to the Qualified Financing (i.e., the Lender's ownership interest in the Company as a result of the conversion of the Note shall be diluted by the cash investments made in the Qualified Financing).

In connection with any Qualified Financing Conversion, each Lender shall be required to execute the Company's then-current organizational documents, including, without limitation, the Company's Operating Agreement, dated as of December 13, 2021 (as the same may be amended and/or restated from time to time, the "Operating Agreement"), together with any and all other transaction agreements required by the Company in connection with such Qualified Financing. For the avoidance of doubt, if the Financing Securities are entitled to a liquidation preference or other similar price-based rights or protections based on invested capital, then such rights or protections for the Financing Securities issued to Lenders (as opposed to new investors in the Qualified Financing) will be based on the conversion price at which the Notes convert, and not the price per-unit paid by the new investors in the Qualified Financing.

Upon conversion of the Notes pursuant to a Qualified Financing Conversion (and repayment of the Accrued Interest, if not converted), the Principal Balance of, and Accrued Interest on (in each case, the "Outstanding Balance"), the Notes shall be deemed repaid in full.

3. Conversion or Repayment Upon a Change of Control. If, prior to a Qualified Financing, and while the Notes remain outstanding, the Company consummates (i) a sale, transfer or lease of all or substantially all of the Company's assets or (ii) an acquisition of the Company by another entity in which the Company's equity holders immediately prior to the transaction do not control a majority of the voting power of the surviving entity (each, a "Change of Control"), then, the Company shall, at the option of the Lenders who hold Notes representing a majority of the aggregate then-outstanding Principal Balance (a "Note Majority"):

(a) pay such Lender an amount equal to the Outstanding Balance on such Lender's Note;

OR

(b) immediately prior to the consummation of such Change of Control, cause the Outstanding Balance of such Lender's Note to convert into a number of Common Units of the Company (each, a "Common Unit"), equal to the greater of the following quotients, in each case, calculated on a fully diluted basis:

the Outstanding Balance of such Lender's Note

divided by

an amount equal to eighty percent (80%) of the Common Unit Value (as hereinafter defined);

OR

the Outstanding Balance of such Note holder's Note

divided by

$4,000,000, divided by the Outstanding Units (as hereinafter defined).

For purposes of this Purchase Agreement, "Common Unit Value" shall mean the amount in cash and/or the fair market value of the equity securities to be distributed per one (1) Common Unit in connection with the Change of Control transaction, calculated on a fully diluted basis, excluding the conversion of the Notes and any similarly situated promissory notes and SAFEs.

For purposes of this Purchase Agreement, "Outstanding Units" shall mean the total membership interest units of the Company then currently issued and outstanding, calculated on a fully diluted basis as of the date of the Change of Control transaction, excluding the conversion of the Notes and any similarly situated promissory notes and SAFEs.

Upon conversion or repayment of the Notes pursuant to a Change of Control, the Outstanding Balance of the Notes shall be deemed repaid in full.

4. Automatic Conversion Upon Maturity. If the Notes have not been converted pursuant to a Financing Conversion, or repaid or converted pursuant to a Change of Control, in either case, as of the Maturity Date (as defined in the Note), then, the Outstanding Balance of each Lender's Note will automatically convert into Common Units at the Maturity Conversion Price.

For purposes hereof, "Maturity Conversion Price" shall mean a per-unit price derived by assuming a $4,000,000 pre-money equity valuation of the Company (i.e., excluding the conversion of any Notes and/or SAFEs), which Maturity Conversion Price shall be calculated in good faith by the Company.

Upon conversion of the Notes at the Maturity Date, the Outstanding Balance of each Note will be deemed repaid in full.

5. Other Repayment. In addition to the conversion and repayment rights set forth herein, Lender shall have the right to demand repayment of the Note upon an uncured Event of Default (as defined in the Note).

6. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to each Lender that:

6.1 Organization, Good Standing and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

6.2 Authorization. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Purchase Agreement, and the performance of all obligations of the Company hereunder, and the authorization, issuance and delivery of each Note has been taken or will be taken prior to the relevant closing. This Purchase Agreement and the Note, when executed and delivered by

the Company, shall constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, except as limited by applicable (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and/or (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.3 Valid Issuance. The Note and, if applicable, the Financing Securities or Common Units (as applicable), when issued, sold, and delivered in accordance with the terms of this Purchase Agreement, will be duly and validly issued, fully paid and non-assessable and, based in part upon the representations of Lender in this Purchase Agreement, will be issued in compliance with all applicable federal and state securities laws.

7. Representations and Warranties of Lenders. In connection with the transactions provided for herein, each Lender hereby represents and warrants to the Company that:

7.1 Authorization. This Purchase Agreement constitutes such Lender's valid and legally binding obligation, enforceable in accordance with its terms, except as limited by applicable (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

7.2 Purchase Entirely for Own Account. Such Lender acknowledges that the Company has made this Purchase Agreement with such Lender, in reliance upon such Lender's representation to the Company that the Note being acquired pursuant to this Purchase Agreement, will be acquired for investment for such Lender's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Purchase Agreement, such Lender further represents that such Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Financing Securities or Common Units (as applicable). Such Lender further represents that it has full power and authority to enter into this Purchase Agreement.

7.3 Disclosure of Information. Such Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to enter into this Purchase Agreement or acquire the Financing Securities. Such Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Purchase Agreement and the Financing Securities. Such Lender understands and acknowledges that the Company makes no representation or warranty and gives no assurance to such Lender with respect to the value of the Company or of any of the units of the Company.

7.4 Investment Experience. Such Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Financing Securities. If other than an individual, such Lender also represents it has not been organized solely for the purpose of acquiring the Financing Securities. Such Lender acknowledges and agrees that an investment in the Company is speculative, involves a high degree of risk and is not intended as a complete investment program. There is no assurance that the Company's business objectives will be achieved and Lender acknowledges that no representations contrary to this risk disclosure have been made by the Company or its officers, directors or employees and that no guarantee of profits has been made by the Company, its officers, directors or employees. Lender has made an investigation of the pertinent facts relating to the operation of the Company and has reviewed the terms of this investment to the extent it deems necessary in order to be fully informed with respect thereto.

7.5 Investment Limit. Including the amount set forth on the signature page hereto, in the past 12-month period, such Lender has not exceeded the investment limit as set forth Regulation CF.

7.6 Restricted Securities. Such Lender has been advised that the Financing Securities or Common Units (as applicable) have not been registered under the Securities Act or any state securities laws and are being offered and sold pursuant to Regulation CF. Such Lender understands that neither the Financing Securities or Common Units (as applicable) may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Lender understands and acknowledges that this Purchase Agreement and the Note have not been reviewed by the Securities and Exchange Commission or by any administrative agency charged with the administration of the securities laws of any state, and that no such agency has passed on or made any recommendation or endorsement of the same or the Financing Securities or Common Units (as applicable), issuable upon the conversion of the Note.

In addition, such Lender understands and acknowledges that the Financing Securities or Common Units (as applicable) issuable upon the conversion of the Note shall be subject to the terms, conditions and restrictions contained in the then-governing documents of the Company, including, without limitation, the Operating Agreement, and as a condition of the issuance of such Financing Securities or Common Units (as applicable) to Lender, Lender shall agree to be bound by, and execute a joinder to the Operating Agreement, in the form provided by the Company, together with any agreements executed by the purchasers of Financing Securities (as applicable).

7.7 Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Lender further agrees not to make any disposition of all or any portion of the Financing Securities or Common Units (as applicable) unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 7 and:

(a) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and, if requested by the Company, Lender shall have furnished the Company with an opinion of counsel, satisfactory to the Company, that such disposition will not require registration of such units under the Act.

7.8 Receipt and Review of Risk Factors. By executing this Purchase Agreement, each Lender (i) expressly acknowledges and agrees that it has received, and has had a chance to review (and/or have its advisors review), the Risk Factors attached hereto as Exhibit B (the "Risk Factors"), and (ii) deems an investment in the Company to be a suitable one for such Lender notwithstanding such Risk Factors.

7.9 Legends. It is understood that, if ever certificated, the Financing Securities or Common Units may bear legends substantially similar to those set forth below, in addition to any legends required by the laws of any State in which such Financing Securities or Common Units are issued:

> "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

THESE SECURITIES ARE SUBJECT TO THE TERMS OF ONE OR MORE AGREEMENTS BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF THE COMPANY'S SECURITIES, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S OPERATING AGREEMENT, DATED AS OF DECEMBER 13, 2021. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED FROM THE COMPANY. BY ACCEPTING ANY INTEREST IN THESE SECURITIES, THE PERSON OR ENTITY ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BE BOUND BY ALL THE PROVISIONS OF SAID AGREEMENTS."

7.10 Nature of Unsecured Debt. Lender acknowledges that (i) the Notes will be general unsecured debt of the Company and will rank equally with each other and the Company's other unsecured debt, (ii) the Company shall be free to issue additional convertible or other debt at any time hereafter (similar to the Notes or otherwise), and (iii) vis-à-vis the Company's secured debt (existing and future), the Notes will be subordinate thereto.

8. Covenants.

8.1 [Intentionally Omitted].

8.2 Non-Disparagement. Each Lender covenants and agrees that it shall not, directly or indirectly, disparage, criticize, defame, slander or otherwise make any negative statements or communications regarding the Company or any of its affiliates or representatives, including, without limitation, any past or present members, investors, officers, managers or employees.

8.3 Compliance with Operating Agreement. Each Lender hereby covenants, acknowledges and agrees that in the event its Note is converted into any Financing Securities or Common Units (as applicable), such Lender shall execute and deliver to Company, and agree to be bound by the terms of, any and all agreements to be executed by the purchasers of such Financing Securities or Common Units (as applicable), including, without limitation, the Operating Agreement.

8.4 Reservation of Units. The Company will, during the time that the Notes remain outstanding, reserve and keep available out of its authorized but unissued units a sufficient number of units to effect the conversion of the outstanding Notes pursuant to this Purchase Agreement. In the event that, on the date of conversion of the Notes, the number of authorized but unissued units of the Company is not sufficient to enable the Company to issue the applicable number of units, the Company will cause the Operating Agreement to be amended to increase the number of authorized units to an amount at least sufficient to enable the Company to issue the units issuable hereunder.

8.5 Determinations and Calculations. Lender hereby expressly acknowledges, covenants and agrees that any and all determinations and calculations to be made with respect to the conversion and/or repayment of the Notes shall be made in the sole (but reasonable) discretion of the Company, each of which determinations and calculations shall be final and binding on Lender, absent manifest error.

9. Miscellaneous.

9.1 Each of the Company and Lender hereby acknowledge, covenant and agree that:

(a) upon repayment of the Note pursuant to Section 3 or Section 5, the Company shall be forever released from all of its obligations and liabilities with respect to the Note, including, without limitation, the obligation to pay the Outstanding Balance; and

(b) upon conversion of the Note (and, if applicable, repayment of the Accrued Interest) pursuant to Section 2, Section 3 or Section 4, (i) the Company shall be forever released from all of its

obligations and liabilities with respect to the Note, including, without limitation, the obligation to pay the Outstanding Balance, and (ii) as a condition to Lender's receipt of any Financing Securities of Common Units (as applicable), Lender shall agree to be bound by, execute and deliver to the Company any and all agreements related to (A) the governance or operation of the Company (including, without limitation, the Operating Agreement), and/or (B) the Qualified Financing (as applicable), in each case, as entered into by and between the Company and the purchasers participating in the Qualified Financing.

9.2 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Purchase Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Purchase Agreement, express or implied, is intended to confer upon any party other than the parties hereto (or their respective successors and assigns) any rights, remedies, obligations, or liabilities under or by reason of this Purchase Agreement, except as expressly provided in this Purchase Agreement.

9.3 Governing Law. This Purchase Agreement and the Note shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware.

9.4 Counterparts. This Purchase Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.5 Titles and Subtitles. The titles and subtitles used in this Purchase Agreement are used for convenience only and are not to be considered in construing or interpreting this Purchase Agreement.

9.6 Notices. Unless otherwise provided, any notice required or permitted under this Purchase Agreement shall be given in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail if sent during normal business hours of the recipient; if not, then on the next business day of the recipient, (iii) five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case, to the applicable address provided below, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

If to the Company:

Folk Revival LLC
[redacted]
Attn: David Cantor
[redacted]

With a required copy to:

Giannuzzi Lewendon, LLP
411 West 14th Street, 4th Floor
New York, New York 10014
Attention: Anthony Iuzzolino, Esq.
Email: anthony@gllaw.us

If to any Lender: At the address set forth on the signature page attached hereto.

9.7 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Purchase Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.8 Entire Agreement. This Purchase Agreement, the exhibits hereto, and the other documents delivered pursuant hereto, including, without limitation, the Note and the Risk Factors, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

9.9 Amendments and Waivers. This Purchase Agreement and the Notes may not be amended, converted or a right granted pursuant to thereto waived, without the written consent of (i) the Company and (ii) a Note Majority. Waiver of any default hereunder by a Lender will not be a waiver of any other default or of a same default on a later occasion. No delay or failure by a Lender to exercise any right or remedy will be a waiver of such right or remedy, and no single or partial exercise by any Lender of any right or remedy will preclude other or further exercise thereof or the exercise of any other right or remedy at any other time.

9.10 Severability. If one or more provisions of this Purchase Agreement or the Note are held to be unenforceable under applicable law, such provision shall be excluded from this Purchase Agreement and the balance of the Purchase Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

[*remainder of page intentionally left blank; signature page to follow*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Folk Revival, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

LENDER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [ADDRESS]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

(*attached*)

NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NO SALE OR DISPOSITION HEREOF MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SUCH ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN APPLICABLE EXEMPTION THEREFROM.

THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF ARE SUBJECT TO ANY AND ALL RESTRICTIONS ON TRANSFER SET FORTH IN THE GOVERNING DOCUMENTS OF FOLK REVIVAL LLC, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S OPERATING AGREEMENT, DATED AS OF DECEMBER 13, 2021, A COPY OF WHICH IS ON FILE IN THE OFFICE OF FOLK REVIVAL LLC (AS THE SAME MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME).

FOLK REVIVAL LLC
CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, FOLK REVIVAL LLC, a Delaware limited liability company (the "***Company***"), hereby promises to pay to the order of [ENTITY NAME] ("***Lender***"), the principal sum of $[AMOUNT], with simple interest on the outstanding principal amount at the rate of five percent (5%) per annum. Interest shall commence on the date hereof and shall become due and payable on the Maturity Date (as defined below) unless this Convertible Promissory Note (this "***Note***") has been earlier converted or repaid in accordance with the terms of the Purchase Agreement (as hereinafter defined). For the avoidance of doubt, interest shall not be compounded.

This Note is one of a series of duly authorized convertible promissory notes of like tenor and ranking (collectively, the "***Notes***") made by the Company in the aggregate principal amount of up to $750,000, and is being issued by the Company pursuant to the terms of a certain Convertible Promissory Note Purchase Agreement (the "***Purchase Agreement***") made by and between the Company and each of the "Lenders" whom have executed a signature page thereto, including, without limitation, Holder. Capitalized terms used in this Note but not otherwise defined in this Note shall have the meanings given to them in the Purchase Agreement. Notwithstanding the above, the Company may elect to increase or decrease the aggregate principal amount raised under the Purchase Agreement at any time and from time to time.

1. **MATURITY DATE; EVENT OF DEFAULT.** The term of this Note shall commence as of the date set forth above and shall continue until the third (3rd) anniversary of the initial closing of the Offering (the "***Maturity Date***"); provided, however, Lender may demand repayment of the outstanding principal balance of, and accrued interest on, this Note at any time after the occurrence of an Event of Default (as defined below) upon written notice to the Company, pursuant to Section 5 of the Purchase Agreement. All payments shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal balance. If any payment on this Note becomes due on a Saturday, Sunday or a public holiday under the laws of the State of Delaware, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment.

For purposes of this Note, an "***Event of Default***" shall mean: (1) the commencement by the Company of a proceeding in bankruptcy; (2) the consent by the Company to a proceeding in bankruptcy

filed against it by another party; or (3) the appointment of a receiver, liquidator, assignee or trustee of the Company's assets for the benefit of creditors.

2. **AUTOMATIC CONVERSION UPON A QUALIFIED FINANCING.** If, while this Note remains outstanding, the Company consummates a Qualified Financing, then, the Principal Balance shall be automatically converted, and the Accrued Interest shall be repaid or converted (at the Company's option), in each case, in accordance with the terms of Section 2 of the Purchase Agreement.

3. **REPAYMENT OR CONVERSION UPON CHANGE OF CONTROL.** If prior to a Qualified Financing, and while this Note remains outstanding, the Company consummates a Change of Control, then, the Outstanding Balance shall be converted or repaid, as applicable, in accordance with the terms of Section 3 of the Purchase Agreement.

4. **AUTOMATIC CONVERSION UPON MATURITY.** If this Note has not been converted pursuant to a Qualified Financing, converted or repaid pursuant to a Change of Control or repaid following an Event of Default, in any case, as of the Maturity Date, then, the Outstanding Balance shall be automatically converted in accordance with the terms of Section 4 of the Purchase Agreement.

5. **SUBORDINATE DEBT.** By accepting this Note, Lender hereby acknowledges that: (i) this Note will be general unsecured debt of the Company and will rank equally with the other Notes and the Company's other unsecured debt; (ii) the Company shall be free to issue additional convertible or other debt at any time hereafter (similar to this Note or otherwise); and (iii) vis-à-vis the Company's secured debt (existing and future), this Note will be subordinate thereto.

6. **WAIVER; PAYMENT OF FEES AND EXPENSES.** The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law. No delay by Lender shall constitute a waiver, election or acquiescence by it.

7. **MISCELLANEOUS.**

7.1 **Governing Law.** The terms of this Note shall be construed in accordance with the laws of the State of Delaware, as applied to contracts entered into by Delaware residents within the State of Delaware, and to be performed entirely within the State of Delaware.

7.2 **Successors and Assigns; Assignment.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Neither party may assign this Note or delegate any of its obligations hereunder without the written consent of the other party.

7.3 **Severability.** If any portion of this Note shall be held invalid or unenforceable, the remainder of this Note shall be considered valid and enforceable according to its terms.

7.4 **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

7.5 **Notices.** All notices required or permitted under this Note shall be given in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail if sent during normal business hours of the recipient; if not, then on the next business day of the recipient, (iii) five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified or (iv) one

(1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case, to the address provided by such party in the Purchase Agreement.

7.6 **Amendments**. This Note and the Purchase Agreement may not be amended, converted or a right granted pursuant to thereto waived, without the written consent of (i) the Company and (ii) holders of Notes representing a majority of the aggregate then-outstanding Principal Balance.

7.7 **Fractional Units**. Unless otherwise determined by the Company at the time of conversion, no fractional units will be issued upon any conversion of this Note. In lieu of any fractional unit to which Lender would otherwise be entitled, the Company will pay to Lender in cash the amount that would otherwise be converted into such fractional units.

[*remainder of page intentionally left blank; signature page follows*]

IN WITNESS WHEREOF, the undersigned has executed this **CONVERTIBLE PROMISSORY NOTE** as of the date first written above.

COMPANY:

FOLK REVIVAL LLC
a Delaware limited liability company

By: *Founder Signature*
Name: David Cantor
Title: Chief Executive Officer

EXHIBIT B

RISK FACTORS

(*attached*)

FOLK REVIVAL LLC

CONVERTIBLE PROMISSORY NOTE FINANCING

RISK FACTORS

Prospective purchasers of the Convertible Promissory Notes (the "Offering") and units of the Company issuable in connection with any conversion thereof (the "Offered Units") should consider the following Risk Factors that relate to this Offering and the Offered Units. The risks set forth below are not the only ones facing Folk Revival LLC, a Delaware limited liability company (the "Company"). Additional risks and uncertainties may also adversely impair the Company's business operations.

Terms of the Offering have been arbitrarily determined.

The terms of the Offering were not, and the terms and the valuation of the Offered Units will not be, established in a competitive market and were, and will be, arbitrarily determined by the Company. The valuation of the Offered Units may bear no relationship to the Company's assets, book value or any other established criterion of value, and may not be indicative of the fair value of the Offered Units.

The Company has limited operating history and expects to incur losses for the foreseeable future.

The Company has limited operating and sales history. As a result, the Company must continue to establish many functions which are necessary to expand the Company's business, including, without limitation, managerial and administrative structure, marketing activities, financial systems and personnel recruitment. The Company expects to incur losses for the foreseeable future as it expands its marketing and business development activities. Furthermore, there can be no assurance that the Company will be profitable in the future, that future revenue and operating results will not vary substantially or that positive operating results will ever be achieved and, even if achieved, will not be below the expectations of investors. There can be no assurance as to whether or when (if ever) the Company will achieve profitability. Accordingly, the extent of future losses and the time required to achieve profitability, if ever, is highly uncertain.

The Company has incurred significant expenditures in the research, development and marketing of its products. There can be no assurance that the Company will be able to successfully implement its business strategy (and the Company makes no representation with respect thereto), that its business strategy will prove successful or that it will be able to achieve profitability as a result of such implementation, if ever. In addition, it is highly unlikely that the Company will have the ability to operate as a going concern without the proceeds from this Offering and the proceeds of future offerings.

The Convertible Promissory Notes are unsecured and will rank equally.

By making an investment in the Company, you expressly acknowledge and agree that (i) the Convertible Promissory Notes will be general unsecured debt of the Company and will rank equally with each other, (ii) the Company shall be free to issue additional debt or convertible debt at any time hereafter (similar to the Convertible Promissory Notes or otherwise), and (iii) vis-à-vis any secured debt of the Company hereafter incurred, the Convertible Promissory Notes will be subordinate thereto.

Holding a Convertible Promissory Note does not entitle you to any rights with respect to the Offered Units, but you are subject to all changes made with respect to the Offered Units.

Holding a Convertible Promissory Note does not entitle you to any rights with respect to the Offered Units, including, without limitation, voting rights and rights to receive any distributions or other dividends on the Offered Units, but you are subject to all changes affecting the Offered Units. You will only be entitled to rights on the Offered Units if and when the Company delivers the Offered Units to you upon conversion

of your Convertible Promissory Note. For example, in the event that an amendment is proposed to any of the Company's governing documents, including, without limitation, the Company's Operating Agreement, dated as of December 13, 2021 (as the same may be amended and/or restated from time to time, the "Operating Agreement"), requiring Member (as defined in the Operating Agreement) approval, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of the Offered Units.

The Company may not be able to repay the Convertible Promissory Notes upon an event of default or a change of control.

The Company may not have sufficient cash to repay the Convertible Promissory Notes upon an event of default or a change of control. If the Company does not have sufficient cash on hand at the time repayment of such Convertible Promissory Notes become due (i.e., in the event of an event of default or change of control), the Company may have to raise funds through additional debt or equity financing. The Company's ability to raise such financing will depend on prevailing market conditions. Further, the Company may not be able to raise such financing within the period required to satisfy its obligation to make timely payment upon any conversion.

There is no assurance that the Company will achieve a liquidity event, through an acquisition by a strategic buyer or otherwise.

An investment in the Offered Units may offer the opportunity for gains, but such investment involves a very high degree of business and financial risk that can result in substantial losses. The Company anticipates that a liquidity event would only be achieved upon the consummation of a sale of the Company to another entity already operating in the consumer brands industry, or another "strategic buyer." However, the Company can make no assurance that such a strategic buyer for the Company exists, that the Company will ever receive a purchase offer, or that if an acquisition of the Company is consummated, it would result in increased value of the Offered Units. Accordingly, you cannot be assured of a liquidity event with respect to your investment in the Company.

There can be no assurance of an initial public offering; the Offered Units are not a liquid investment.

There is no public trading market for the Offered Units and it is not anticipated that any public market for the Company's securities will develop following this Offering. No assurance can be given that an initial public offering or other liquidity event will be consummated or that, if consummated, it would result in increased value of the Offered Units. You may not sell any of your Offered Units without first obtaining the approval of the Company's Managing Member (the "Managing Member"), which approval may be withheld in the Managing Member's discretion. The Offered Units are not readily marketable, and their value will be subject to adverse changes in the financial markets, rising operating costs and other associated business and financial difficulties. There can be no assurance that if it becomes necessary to sell or transfer the Offered Units, approval will be granted or a buyer could be found or a suitable purchase price could be obtained. With no public trading market, it may be extremely difficult or impossible for you to resell your Offered Units, even if you are able to obtain approval to do so.

Unless the Offered Units are registered with the SEC and any required state authorities, or an appropriate exemption from registration is available, you may be unable to liquidate such Offered Units, even though your personal financial condition may require such liquidation. Moreover, the resale of any Offered Units will be subject to Rule 144 of the Securities Act of 1933, as amended (the "Act" or the "Securities Act").

You may suffer substantial dilution of your investment as the result of subsequent financings and issuances of incentive equity.

The Company will need additional funds to continue to operate its business in the future. The Company intends to continue to invest in the sales, marketing, and infrastructure growth of the Company, and regardless of revenues, the Company will require additional financings through the issuance of our securities following the completion of this Offering. However, there can be no assurance that any subsequent offering will occur or, if it does, that it will occur in a timely fashion or that it will result in raising sufficient additional funds. There can also be no assurance that your Convertible Promissory Note will convert into a class of preferred units of the Company. Similarly, the Company may, with appropriate consents, create or issue one or more additional classes or series of units that ranks equal to or senior to the class of the Offered Units with respect to rights, for example, relating to distribution and/or liquidation preferences. If the Company is unable to raise funds on terms favorable to existing Members, your ownership position and the value of your investment may be materially adversely affected, significantly diminished, and possibly liquidated.

In the event that your Convertible Promissory Note does not convert into Offered Units, there can be no assurance that the Company will have sufficient funds to repay your Convertible Promissory Note upon a change of control or an event of default.

In addition, the Company intends to issue additional units after the consummation of this Offering, which may be in the form of profits interests, restricted units, warrants and the like. In the event the Company issues any such additional securities, your investment in the Company will be diluted as a result thereof.

Dependence on the Managing Member.

Decisions with respect to the management of the Company will be made by the Managing Member, and the Members of the Company will have no right to take part in the management of the Company. The determination to make dividends or distributions, if any, whether in cash, in kind, or a combination thereof, will be made at the sole discretion of the Managing Member. In addition, no Member will have the right to withdraw all or any amount of its investment in the Company at any time without the prior consent of the Managing Member, which consent may be withheld for any reason. The Managing Member controls matters which could substantially affect your investment in the Company, including the approval of additional financing which could dilute the percentage interests of Members, the expenditure of Company funds, which could reduce cash available for distribution to the Members, as well as mergers or other business combination transactions. Accordingly, no party should make any investment in the Company unless such party is willing to entrust all aspects of the Company's management to the Managing Member.

The Company will depend on management and will need to add and retain experts and other personnel.

The Company's success depends, to a large extent, on the continued services of the Company's executive team and the recruitment of other key personnel. If the Company were to lose the services of its executives or any key personnel for any reason, it may be unable to replace them with qualified personnel, which could have a material adverse effect on the Company's business and growth.

The success of the Company is also dependent, in large part, upon the Company's ability to attract and retain leading experts and other qualified individuals in the consumer brands industry. Qualified individuals are in extremely high demand and are often subject to competing offers. The Company may need to add skilled personnel in a variety of different functions. There can be no assurance that the Company will be able to attract or retain the experts and professionals needed for the success of its business. The Company's inability to hire these professionals as needed would likely have an adverse effect on its business

and prospects. Even if the Company is successful in hiring these individuals, they may not work well together as a team, which could disrupt the Company's operations and negatively impact its business.

There is no assurance that any dividends or distributions will be made to Members.

Whether any dividends or distributions are made to any of the Members of the Company is to be determined by the Managing Member, acting in its sole discretion. In light of the Company's business plan to use cash from operations to finance further growth and expansion, no assurance can be given that any dividends or distributions will ever be made to Members of the Company. The Company has no current intention of making any dividends or distributions to the Members, other than tax distributions (if and when applicable).

Limited Liquidity of Offered Units.

No market currently exists for the Offered Units and none is expected to develop. Transfers of the Offered Units are highly restricted under the terms of the Operating Agreement, and it may be difficult or impossible to transfer any Offered Units, even in an emergency. In addition, investors in this Offering will not have the right to withdraw any of their invested capital without the prior consent of the Managing Member, which consent may be withheld for any or no reason. As a result, an investment in the Company would not be suitable for an investor who needs liquidity.

Tax Considerations.

The U.S. federal income tax treatment of the conversion of the Convertible Promissory Notes into the Offered Units is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from Convertible Promissory Notes into the Offered Units.

In addition, the tax aspects of the ownership of the Offered Units are complicated, and each investor should have such aspects reviewed by professional advisers familiar with the investor's personal tax situation and with the tax laws and regulations applicable to such investments. The Company makes no representation to any potential investor as to the tax aspects of an investment in the Company.

State and Federal Securities Laws.

This Offering has not been registered under the Securities Act, in reliance, among other exemptions, on the exemptive provisions of Section 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that this Offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect.

Indemnification of the Managing Member.

The Act and the Operating Agreement limit the liability of the Managing Member for errors in judgment, in the absence of gross negligence or willful misconduct and the Company has adopted such provisions. The Operating Agreement may also provide for indemnification of members of the Managing Member by the Company for certain losses management may incur in furtherance of providing services on behalf of the Company. The amounts payable to such individuals could be significant under certain circumstances.

No independent professionals for Investors.

Giannuzzi Lewendon, LLP is representing only the Company in connection with this Offering. Consequently, no Member should consider the firm of Giannuzzi Lewendon, LLP to be its legal counsel and should consult with its own legal counsel on all matters concerning the Company, this Offering and/or an investment therein.

Neither the Company nor the Managing Member has retained any independent professionals to review or comment on the offering of Offered Units or otherwise protect the interests of the investors hereunder. Although the Company has retained its own counsel, neither such firm nor any other firm has made any independent examination of any factual matters represented by management herein, and purchasers of the securities offered hereby should not rely on the firm so retained with respect to any matters herein described.

The Company will incur significant expenses due to the implementation of its business strategy.

The Company is striving to achieve its long-term vision of being a significant marketer of consumer food products. Such action is subject to substantial risks, expenses and difficulties frequently encountered in the implementation of a business strategy. Even if the Company is successful in developing new products and brands, it may require the Company to incur substantial, additional expenses, including, without limitation, advertising and promotional costs, marketing allowances and "slotting" expenses (i.e. the cost of obtaining shelf space in retail stores). Accordingly, the Company may incur additional losses in the future as a result of the implementation of the Company's business strategy, even if revenues commence and thereafter increase. There can be no assurance that the Company will be able to implement its strategic plan, that its business strategy will prove successful or that it will be able to maintain profitability during such implementation.

In addition, the Company hopes to continue to experience growth in its operations, which will place significant demands on the Company's management, operational and financial infrastructure. If the Company does not effectively manage its growth, it may fail to timely deliver products to its customers in sufficient volume, and the quality of the Company's products could suffer, which could negatively affect its operating results. To effectively manage this growth, the Company may need to hire additional persons, particularly in sales marketing and client development, and may need to continue to improve the Company's operational, financial and management controls and its reporting systems and procedures. These additional employees, systems enhancements and improvements may require significant capital expenditures and management resources. Failure to implement these improvements could hurt the Company's ability to manage its growth and its financial position.

A shortage in the supply of key raw materials could increase the Company's costs or adversely affect the Company's sales and revenues.

Currently, the Company obtains all of its raw materials from third-party suppliers with whom the Company does not have significant long-term supply contracts. If things changed, shortages could result in materially higher raw material prices or adversely affect the Company's ability to manufacture a product. Price increases from a supplier would directly affect the Company's profitability if it was not able to pass price increases on to its customers or quickly find alternative third-party suppliers. The Company's inability to obtain adequate supplies of raw materials in a timely manner, or a material increase in the price of raw materials, could have a material adverse effect on the Company's business, financial condition and the results of its operations.

The Company's business strategy depends on the success of market expansion.

The Company intends to use a portion of the proceeds from this Offering to continue market expansion. There is no assurance that the results of such expansion will be favorable or that the Company will ultimately achieve profitability. The Company's ability to expand its market depends on, among other

things, the Company's ability to produce its products in commercial quantities sufficient to satisfy demand. There is no assurance that the Company's manufacturers will continue to be capable of producing mass quantities of the products.

Future problems in the national and international economy, volatility and disruption of the capital and credit markets and/or adverse changes in the global economy could negatively impact the Company's financial performance and its ability to access financing.

Future problems in the local, regional, national and global markets may negatively affect the Company's operations, and may negatively affect its operations in the future. During periods of economic contraction, the Company's revenues may decrease while some of our costs remain fixed or even increase, resulting in decreased earnings. The consumer food products offered by the Company represent discretionary expenditures and the purchase of such products may decline during economic downturns, during which consumers generally earn less disposable income. Even an uncertain economic outlook may adversely affect consumer spending on the Company's products, as consumers spend less in anticipation of a potential economic downturn.

Unforeseen weather or other events may disrupt the Company's business.

Unforeseen events, including unseasonably cold weather, regional or local instability or conflicts (including labor issues), public health issues (including tainted food, food-borne illnesses, food tampering, or water supply or widespread/pandemic illness such as the avian or H1N1 flu), and natural disasters such as earthquakes, tsunamis, hurricanes, or other adverse weather and climate conditions (such as an unseasonably cold, long winter), could disrupt the Company's operations or that of our retail locations, or suppliers. These events could reduce traffic in the Company's stores and demand for the Company's products; make it difficult or impossible for the Company's counterparts to receive materials from their suppliers; disrupt or prevent the Company's ability to perform functions at the corporate level; and/or otherwise impede the Company's ability to continue business operations in a continuous manner consistent with the level and extent of business activities prior to the occurrence of the unexpected event or events, which in turn may materially and adversely impact the Company's business and operating results.

The Company's success, in part, depends on its ability to protect proprietary information. Failure to obtain and protect trademarks, trade names, service marks or trade secrets could adversely affect business.

The business prospects of the Company depend in part on management's ability to develop favorable consumer recognition of the trade names utilized in connection with the sale of the Company's products. The Company has not secured trademarks for every market into which the Company may expand in the future, and the Company cannot ensure it will be successful in securing its trademarks in such markets if it one day seeks to enter such markets. Further, the Company's trademarks and trade names could be imitated in ways that management cannot prevent. In addition, reliance on trade secrets, proprietary know-how, concepts and recipes warrant methods of protecting this information which may not be adequate, enabling others to independently develop similar know-how or obtain access to the Company's trade secrets, know-how, concepts and recipes. Moreover, the Company may face claims of misappropriation or infringement of third parties' rights that could interfere with the Company's use of its proprietary know-how, concepts, recipes or trade secrets. Defending these claims could be costly and, if unsuccessful, could prevent the Company from continuing to use its proprietary information in the future, and may result in a judgment or monetary damages against the Company.

The Company does not maintain non-competition agreements with all of its suppliers. If competitors are able to utilize Company's suppliers' facilities or otherwise, the appeal of the Company's products and revenues could be reduced and business could be harmed.

The Company does not own patents for the technology used to manufacture the Company's products.

The Company does not have the exclusive rights to the technology used to manufacture its products, and, as a result, may face additional competition that could adversely affect revenues. Moreover, competitors of the Company, certain of which may have significantly greater resources than the Company, may utilize different technology in the manufacture of products that are similar to those currently manufactured, or that may in the future be manufactured, by the Company. The entry of any such products into the marketplace could have a material adverse effect on sales of the Company's products, both currently and in the future.

The taste and quality of the Company's products is largely due to certain elements of the Company's manufacturing process. The Company does not have the exclusive rights to use such elements; therefore, competitors are able to incorporate such elements into their own processes.

The Company lacks in-house manufacturing history.

The Company does not have any manufacturing or production facilities or experience in manufacturing or contracting for the manufacture of our products in the volumes that will be necessary for it to achieve significant commercial sales. As a result, the Company is wholly dependent upon the various suppliers with which it will contract to produce its products. While the Company does not currently intend to manufacture any of its products itself, it may choose to do so in the future. Should the Company determine to manufacture its own products, its manufacturing facilities would be subject to risks of delay or difficulty in manufacturing, and the Company would require substantial additional capital to establish such manufacturing facilities. In addition, there can be no assurance that the Company would be able to manufacture any such proposed products successfully or on a cost-effective basis.

The Company has not obtained distribution agreements and broker agreements in every channel or market into which it plans to expand.

The Company does not currently have distribution or broker agreements in negotiation or in place for every channel or market in which it plans to expand. In the event the Company fails to enter into and/or maintain distribution or broker agreements in every such channel, the Company's operations and financial condition may materially be adversely affected.

Insurance policies may not provide adequate levels of coverage against all claims.

The Company intends to maintain insurance coverage that is customary for businesses of its size and type. However, there are types of losses that may be incurred that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on the business and results of operations.

The Company may incur material losses and costs as a result of future product liability claims that may be brought against the Company or any product recalls that it has to make.

As a producer and marketer of consumer food products, the Company may be subjected to various product liability claims. There can be no assurance that the product liability insurance maintained by the Company will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to the Company. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on the financial condition or results of operations of the Company.

Incidents involving unclear water supply, food-borne illnesses or food tampering, whether or not accurate, could harm the Company's brands and business.

Instances or reports, whether true or not, of unclean water supply, food or water-borne illnesses and food tampering have in the past severely injured the reputations of companies in the food processing, grocery and product industries and could in the future affect us as well. Any report linking us to the use of unclean water, food or water-borne illnesses or food tampering could damage the Company's brand's value immediately, severely hurt sales of the Company's products, and possibly lead to product liability claims. In addition, instances of food or water-borne illnesses or food tampering, even those occurring solely in connection with the products of competitors, could, by resulting in negative publicity about the consumer food products industry, adversely affect our sales on a regional. A decrease in customer traffic as a result of these health concerns or negative publicity could materially and adversely affect the Company's brand and business.

The Company is subject to numerous governmental regulations, and failure to comply with those regulations could result in fines or penalties being imposed.

The Company's industry is highly regulated. The manufacturing, labeling and advertising for the Company's products are regulated by various federal, state and local agencies as well as those of each foreign country in which the Company manufacturers and to which the Company may distribute. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company's product claims or the ability to manufacture and sell the Company's products in the future. The Food and Drug Administration ("FDA") regulates the Company's products sold in the United States to ensure that the products are not adulterated or misbranded. Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. The Company's advertising in the United States is subject to regulation by the Federal Trade Commission under the Federal Trade Commission Act. Additionally, some states also permit advertising and labeling laws to be enforced by private attorneys, who may seek relief for consumers, seek class action certifications, seek class wide damages and product recalls of products sold by the Company. Any of these types of adverse actions against the Company by governmental authorities or private litigants could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company cannot assure you that it will not face fines or penalties if its efforts to comply with these regulations are determined to be inadequate.

Newly adopted governmental regulations could increase the Company's costs or liabilities or impact the sale of the Company's products.

The consumer food products industry is highly regulated. The Company cannot assure you that new laws or regulations will not be passed that could require the Company to alter the taste or composition of its products or impose other obligations on the Company. Such changes could affect sales of the Company's products and have a material adverse effect on the Company.

The Company may not be able to compete successfully in the highly competitive consumer food products industry.

The market for consumer food products, such as those sold by the Company, is large and intensely competitive. Competitive factors in the consumer food products industry include product quality and taste, brand awareness among consumers, access to supermarket and other retail shelf space, price, advertising and promotion, variety of consumer food products offered, nutritional content, product packaging and package design. The Company competes in the consumer food products market principally on the basis of product taste and quality.

The consumer food products industry is dominated by numerous large companies which have substantially greater financial and other resources than the Company and sell brands that are more widely

recognized than are the Company's products. Numerous other companies that are actual or potential competitors of the Company, many with greater financial and other resources than the Company (including more employees and more extensive facilities), offer products similar to those of the Company. In addition, many of such competitors offer a wider range of products than that offered by the Company. Local or regional markets often have significant smaller competitors, many of whom offer products similar to those of the Company. With expansion of Company operations into new markets the Company has and will continue to encounter significant competition from national, regional and local competitors that may be greater than that encountered by the Company in its existing markets. In addition, such competitors may challenge the Company's position in its existing markets. There can be no assurance of the Company's ability to compete successfully.

Unavailability of necessary supplies, at reasonable prices, could materially adversely affect the Company's operations.

The Company's manufacturing costs are subject to fluctuations in the commodities market. The Company is also dependent on its suppliers to provide the Company with products and ingredients in adequate supply and on a timely basis. The failure of certain suppliers to meet the Company's performance specifications, quality standards or delivery schedules could have a material adverse effect on the Company's operations. In particular, a sudden scarcity, a substantial price increase or an unavailability of product ingredients could materially adversely affect the Company's operations. There can be no assurance that alternative ingredients would be available when needed and on commercially attractive terms, if at all.

The Company may incur substantial costs related to tainted supplies or products.

The Company does not manufacture or distribute its own products. Therefore, the products have a risk of being contaminated, tainted or damaged by numerous parties. The Company cannot be certain that any of the Company's manufacturers or distributors will take adequate precautions not to contaminate or damage the Company's products, nor can the Company be certain that its products will not be damaged or contaminated even if the Company and each of its manufacturers and distributors do take all adequate precautions to prevent the same. In the event the Company's products are damaged or contaminated, it cannot be certain of the cost or liability which may be incurred in connection therewith.

The Company may incur substantial costs in order to market its products.

Successful marketing of consumer food products generally depends upon obtaining adequate retail shelf space for product display, particularly in supermarkets and other major retail outlets. Frequently, food manufacturers and distributors, such as the Company, incur additional costs in order to obtain additional shelf space. Whether or not the Company incurs such costs in a particular market is dependent upon a number of factors, including demand for the Company's products, relative availability of shelf space and general competitive conditions. The Company may incur significant shelf space or other promotional costs as a necessary condition of entering into competition or maintaining market share in particular markets or stores, and, if incurred, such costs may materially affect the Company's financial performance.

The Company's business may be adversely affected by oversupply of consumer food products at the wholesale and retail levels.

Profitability in the consumer food products industry is subject to oversupply of certain consumer food products at the wholesale and retail levels, which can result in the Company's products going out of date before they are sold.

The Company may be negatively affected by trends in the food products industry and national, regional and local economic conditions.

The consumer food products industry is affected by international, national, regional and local economic conditions, demographic trends and consumer preferences. Factors such as inflation, increased raw material, fuel, labor and employee benefit costs, fluctuations in price of utilities, interest rates, consumer confidence, consumers' disposable income and spending levels, energy prices, job growth, unemployment rates, insurance costs and the availability of experienced management and hourly employees may also adversely affect the consumer food products industry in general and the Company's products in particular. The consumer food products industry is affected by many factors, including changes in customer preferences and increases in the type and number of competing food product offerings. Operating costs and/or the cost of products from the Company's manufacturers may be affected by further increases in the minimum hourly wage, unemployment tax rates, sales taxes, fuel costs, distribution costs and similar matters over which the Company has no control.

The Company may not be able to respond successfully to shifting consumer tastes.

Consumer preferences for food products are continually changing and are extremely difficult to predict. The ability of the Company to generate revenues will depend upon customer acceptance of the Company's products. The success of new products may be key to the success of the Company's business plan and there can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company.

Diet trends may adversely affect the Company's revenues.

Increased consumer concerns about nutrition and healthy diets and food allergies, and the risk that sales of the Company's food products may decline due to perceived health concerns, changes in consumer tastes or other reasons beyond the control of the Company, may adversely affect the Company's future revenues.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THE INVESTMENT CONTEMPLATED HEREIN, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

FOLK REVIVAL LLC
CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT (this "Purchase Agreement") is dated as of [EFFECTIVE DATE] (the "Effective Date"), by and among FOLK REVIVAL LLC, a Delaware limited liability company (the "Company"), and each of the individuals and/or entities that execute a signature page hereto (each a "Lender," and collectively the "Lenders").

WHEREAS, the Company desires to borrow up to $750,000 from one or more third parties, pursuant to convertible promissory notes, each in the form attached hereto as Exhibit A (each a "Note", collectively, the "Notes"), provided that the Company may elect to increase or decrease the aggregate principal amount raised hereunder at any time and from time to time;

WHEREAS, each of the Lenders intends to loan the Company the amount set forth opposite such Lender's name on the signature page executed by such Lender (in each case, the "Investment Amount");

WHEREAS, the parties hereto wish to provide for the sale and issuance of such Notes in return for such consideration; and

WHEREAS, the sale and issuance of such Notes is pursuant to Section 4(a)(6) of the Securities Act and the regulations thereunder ("Regulation CF") and being offered to prospective lenders through the Wefunder crowdfunding portal, which portal is registered with the Securities and Exchange Commission, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned parties hereby agree as follows:

1. Amount and Terms of the Notes.

1.1 Promissory Notes. Upon execution and delivery of this Purchase Agreement, each Lender agrees to remit to the Company the Investment Amount set forth opposite such Lender's name on the signature page executed by such Lender, by check or wire transfer. Upon receipt of an Investment Amount from a Lender, the Company shall issue and sell to such Lender a Note with a face value equal to one hundred percent (100%) of such Lender's Investment Amount.

1.2 Closings. Each closing hereunder shall occur remotely via the exchange of Investment Amounts, documents and signatures. Upon the Company's receipt of an Investment Amount from a Lender, the Company shall deliver to such Lender an executed Note, dated as of the date of the Company's receipt of such Investment Amount.

1.3 Minimum Investment Amount. There shall be no minimum Investment Amount for existing members of the Company. The minimum Investment Amount for outside third parties shall be $100 per Lender, or such lesser Investment Amount as determined by the Company on a case by case basis.

2. Automatic Conversion Upon a Qualified Financing. If, while the Notes remain outstanding, the Company completes a subsequent equity financing involving the sale of units of the Company, in which the gross proceeds to the Company (excluding the conversion of the Notes) equal or exceed $3,000,000 (a "Qualified Financing"), then, the then-outstanding principal balance of each Note (the "Principal Balance") shall automatically convert into the same type and/or class of units sold in such Qualified Financing (the "Financing Securities"), and on the same terms and conditions applicable to such units sold in such Qualified Financing (subject to the conversion discount, as hereinafter described), which automatic conversion shall occur as of the date the Company actually receives at least $3,000,000 in gross proceeds from such Qualified Financing (a "Qualified Financing Conversion"); provided, however, the Company shall have the right (but

not the obligation) to cause the then-outstanding accrued interest on each Note (the "Accrued Interest") to convert in the manner described above. If so elected, the Accrued Interest shall, along with the Principal Balance, be deemed to convert into Financing Securities. In the event the Company does not cause the Accrued Interest to convert into Financing Securities, then (i) the Company will pay to each Lender an amount equal to the Accrued Interest on such Lender's Note, and (ii) only the Principal Balance of each Note shall convert into Financing Securities.

The per-unit price of the Financing Securities issued to converting Lenders upon a Qualified Financing Conversion shall be the lesser of (i) eighty percent (80%) of the assumed pre-money equity valuation of the Company utilized in the Qualified Financing, or (ii) the per-unit price of the Financing Securities if calculated at a $4,250,000 pre-money equity valuation of the Company, calculated on a fully diluted basis, excluding the conversion of the Notes.

Lender acknowledges and agrees that in the event the Note converts upon a Qualified Financing, such conversion shall be deemed to have occurred immediately prior to the Qualified Financing (i.e., the Lender's ownership interest in the Company as a result of the conversion of the Note shall be diluted by the cash investments made in the Qualified Financing).

In connection with any Qualified Financing Conversion, each Lender shall be required to execute the Company's then-current organizational documents, including, without limitation, the Company's Operating Agreement, dated as of December 13, 2021 (as the same may be amended and/or restated from time to time, the "Operating Agreement"), together with any and all other transaction agreements required by the Company in connection with such Qualified Financing. For the avoidance of doubt, if the Financing Securities are entitled to a liquidation preference or other similar price-based rights or protections based on invested capital, then such rights or protections for the Financing Securities issued to Lenders (as opposed to new investors in the Qualified Financing) will be based on the conversion price at which the Notes convert, and not the price per-unit paid by the new investors in the Qualified Financing.

Upon conversion of the Notes pursuant to a Qualified Financing Conversion (and repayment of the Accrued Interest, if not converted), the Principal Balance of, and Accrued Interest on (in each case, the "Outstanding Balance"), the Notes shall be deemed repaid in full.

3. Conversion or Repayment Upon a Change of Control. If, prior to a Qualified Financing, and while the Notes remain outstanding, the Company consummates (i) a sale, transfer or lease of all or substantially all of the Company's assets or (ii) an acquisition of the Company by another entity in which the Company's equity holders immediately prior to the transaction do not control a majority of the voting power of the surviving entity (each, a "Change of Control"), then, the Company shall, at the option of the Lenders who hold Notes representing a majority of the aggregate then-outstanding Principal Balance (a "Note Majority"):

(a) pay such Lender an amount equal to the Outstanding Balance on such Lender's Note;

OR

(b) immediately prior to the consummation of such Change of Control, cause the Outstanding Balance of such Lender's Note to convert into a number of Common Units of the Company (each, a "Common Unit"), equal to the greater of the following quotients, in each case, calculated on a fully diluted basis:

the Outstanding Balance of such Lender's Note

divided by

an amount equal to eighty percent (80%) of the Common Unit Value (as hereinafter defined);

OR

the Outstanding Balance of such Note holder's Note

divided by

$4,250,000, divided by the Outstanding Units (as hereinafter defined).

For purposes of this Purchase Agreement, "Common Unit Value" shall mean the amount in cash and/or the fair market value of the equity securities to be distributed per one (1) Common Unit in connection with the Change of Control transaction, calculated on a fully diluted basis, excluding the conversion of the Notes and any similarly situated promissory notes and SAFEs.

For purposes of this Purchase Agreement, "Outstanding Units" shall mean the total membership interest units of the Company then currently issued and outstanding, calculated on a fully diluted basis as of the date of the Change of Control transaction, excluding the conversion of the Notes and any similarly situated promissory notes and SAFEs.

Upon conversion or repayment of the Notes pursuant to a Change of Control, the Outstanding Balance of the Notes shall be deemed repaid in full.

4. Automatic Conversion Upon Maturity. If the Notes have not been converted pursuant to a Financing Conversion, or repaid or converted pursuant to a Change of Control, in either case, as of the Maturity Date (as defined in the Note), then, the Outstanding Balance of each Lender's Note will automatically convert into Common Units at the Maturity Conversion Price.

For purposes hereof, "Maturity Conversion Price" shall mean a per-unit price derived by assuming a $4,250,000 pre-money equity valuation of the Company (i.e., excluding the conversion of any Notes and/or SAFEs), which Maturity Conversion Price shall be calculated in good faith by the Company.

Upon conversion of the Notes at the Maturity Date, the Outstanding Balance of each Note will be deemed repaid in full.

5. Other Repayment. In addition to the conversion and repayment rights set forth herein, Lender shall have the right to demand repayment of the Note upon an uncured Event of Default (as defined in the Note).

6. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to each Lender that:

6.1 Organization, Good Standing and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

6.2 Authorization. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Purchase Agreement, and the performance of all obligations of the Company hereunder, and the authorization, issuance and delivery of each Note has been taken or will be taken prior to the relevant closing. This Purchase Agreement and the Note, when executed and delivered by

the Company, shall constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, except as limited by applicable (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and/or (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.3 Valid Issuance. The Note and, if applicable, the Financing Securities or Common Units (as applicable), when issued, sold, and delivered in accordance with the terms of this Purchase Agreement, will be duly and validly issued, fully paid and non-assessable and, based in part upon the representations of Lender in this Purchase Agreement, will be issued in compliance with all applicable federal and state securities laws.

7. Representations and Warranties of Lenders. In connection with the transactions provided for herein, each Lender hereby represents and warrants to the Company that:

7.1 Authorization. This Purchase Agreement constitutes such Lender's valid and legally binding obligation, enforceable in accordance with its terms, except as limited by applicable (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

7.2 Purchase Entirely for Own Account. Such Lender acknowledges that the Company has made this Purchase Agreement with such Lender, in reliance upon such Lender's representation to the Company that the Note being acquired pursuant to this Purchase Agreement, will be acquired for investment for such Lender's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Purchase Agreement, such Lender further represents that such Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Financing Securities or Common Units (as applicable). Such Lender further represents that it has full power and authority to enter into this Purchase Agreement.

7.3 Disclosure of Information. Such Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to enter into this Purchase Agreement or acquire the Financing Securities. Such Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Purchase Agreement and the Financing Securities. Such Lender understands and acknowledges that the Company makes no representation or warranty and gives no assurance to such Lender with respect to the value of the Company or of any of the units of the Company.

7.4 Investment Experience. Such Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Financing Securities. If other than an individual, such Lender also represents it has not been organized solely for the purpose of acquiring the Financing Securities. Such Lender acknowledges and agrees that an investment in the Company is speculative, involves a high degree of risk and is not intended as a complete investment program. There is no assurance that the Company's business objectives will be achieved and Lender acknowledges that no representations contrary to this risk disclosure have been made by the Company or its officers, directors or employees and that no guarantee of profits has been made by the Company, its officers, directors or employees. Lender has made an investigation of the pertinent facts relating to the operation of the Company and has reviewed the terms of this investment to the extent it deems necessary in order to be fully informed with respect thereto.

7.5 Investment Limit. Including the amount set forth on the signature page hereto, in the past 12-month period, such Lender has not exceeded the investment limit as set forth Regulation CF.

7.6 Restricted Securities. Such Lender has been advised that the Financing Securities or Common Units (as applicable) have not been registered under the Securities Act or any state securities laws and are being offered and sold pursuant to Regulation CF. Such Lender understands that neither the Financing Securities or Common Units (as applicable) may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Lender understands and acknowledges that this Purchase Agreement and the Note have not been reviewed by the Securities and Exchange Commission or by any administrative agency charged with the administration of the securities laws of any state, and that no such agency has passed on or made any recommendation or endorsement of the same or the Financing Securities or Common Units (as applicable), issuable upon the conversion of the Note.

In addition, such Lender understands and acknowledges that the Financing Securities or Common Units (as applicable) issuable upon the conversion of the Note shall be subject to the terms, conditions and restrictions contained in the then-governing documents of the Company, including, without limitation, the Operating Agreement, and as a condition of the issuance of such Financing Securities or Common Units (as applicable) to Lender, Lender shall agree to be bound by, and execute a joinder to the Operating Agreement, in the form provided by the Company, together with any agreements executed by the purchasers of Financing Securities (as applicable).

7.7 Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Lender further agrees not to make any disposition of all or any portion of the Financing Securities or Common Units (as applicable) unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 7 and:

(a) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and, if requested by the Company, Lender shall have furnished the Company with an opinion of counsel, satisfactory to the Company, that such disposition will not require registration of such units under the Act.

7.8 Receipt and Review of Risk Factors. By executing this Purchase Agreement, each Lender (i) expressly acknowledges and agrees that it has received, and has had a chance to review (and/or have its advisors review), the Risk Factors attached hereto as Exhibit B (the "Risk Factors"), and (ii) deems an investment in the Company to be a suitable one for such Lender notwithstanding such Risk Factors.

7.9 Legends. It is understood that, if ever certificated, the Financing Securities or Common Units may bear legends substantially similar to those set forth below, in addition to any legends required by the laws of any State in which such Financing Securities or Common Units are issued:

> "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

THESE SECURITIES ARE SUBJECT TO THE TERMS OF ONE OR MORE AGREEMENTS BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF THE COMPANY'S SECURITIES, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S OPERATING AGREEMENT, DATED AS OF DECEMBER 13, 2021. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED FROM THE COMPANY. BY ACCEPTING ANY INTEREST IN THESE SECURITIES, THE PERSON OR ENTITY ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BE BOUND BY ALL THE PROVISIONS OF SAID AGREEMENTS."

7.10 Nature of Unsecured Debt. Lender acknowledges that (i) the Notes will be general unsecured debt of the Company and will rank equally with each other and the Company's other unsecured debt, (ii) the Company shall be free to issue additional convertible or other debt at any time hereafter (similar to the Notes or otherwise), and (iii) vis-à-vis the Company's secured debt (existing and future), the Notes will be subordinate thereto.

8. Covenants.

8.1 [Intentionally Omitted].

8.2 Non-Disparagement. Each Lender covenants and agrees that it shall not, directly or indirectly, disparage, criticize, defame, slander or otherwise make any negative statements or communications regarding the Company or any of its affiliates or representatives, including, without limitation, any past or present members, investors, officers, managers or employees.

8.3 Compliance with Operating Agreement. Each Lender hereby covenants, acknowledges and agrees that in the event its Note is converted into any Financing Securities or Common Units (as applicable), such Lender shall execute and deliver to Company, and agree to be bound by the terms of, any and all agreements to be executed by the purchasers of such Financing Securities or Common Units (as applicable), including, without limitation, the Operating Agreement.

8.4 Reservation of Units. The Company will, during the time that the Notes remain outstanding, reserve and keep available out of its authorized but unissued units a sufficient number of units to effect the conversion of the outstanding Notes pursuant to this Purchase Agreement. In the event that, on the date of conversion of the Notes, the number of authorized but unissued units of the Company is not sufficient to enable the Company to issue the applicable number of units, the Company will cause the Operating Agreement to be amended to increase the number of authorized units to an amount at least sufficient to enable the Company to issue the units issuable hereunder.

8.5 Determinations and Calculations. Lender hereby expressly acknowledges, covenants and agrees that any and all determinations and calculations to be made with respect to the conversion and/or repayment of the Notes shall be made in the sole (but reasonable) discretion of the Company, each of which determinations and calculations shall be final and binding on Lender, absent manifest error.

9. Miscellaneous.

9.1 Each of the Company and Lender hereby acknowledge, covenant and agree that:

(a) upon repayment of the Note pursuant to Section 3 or Section 5, the Company shall be forever released from all of its obligations and liabilities with respect to the Note, including, without limitation, the obligation to pay the Outstanding Balance; and

(b) upon conversion of the Note (and, if applicable, repayment of the Accrued Interest) pursuant to Section 2, Section 3 or Section 4, (i) the Company shall be forever released from all of its

obligations and liabilities with respect to the Note, including, without limitation, the obligation to pay the Outstanding Balance, and (ii) as a condition to Lender's receipt of any Financing Securities of Common Units (as applicable), Lender shall agree to be bound by, execute and deliver to the Company any and all agreements related to (A) the governance or operation of the Company (including, without limitation, the Operating Agreement), and/or (B) the Qualified Financing (as applicable), in each case, as entered into by and between the Company and the purchasers participating in the Qualified Financing.

9.2 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Purchase Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Purchase Agreement, express or implied, is intended to confer upon any party other than the parties hereto (or their respective successors and assigns) any rights, remedies, obligations, or liabilities under or by reason of this Purchase Agreement, except as expressly provided in this Purchase Agreement.

9.3 Governing Law. This Purchase Agreement and the Note shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware.

9.4 Counterparts. This Purchase Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.5 Titles and Subtitles. The titles and subtitles used in this Purchase Agreement are used for convenience only and are not to be considered in construing or interpreting this Purchase Agreement.

9.6 Notices. Unless otherwise provided, any notice required or permitted under this Purchase Agreement shall be given in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail if sent during normal business hours of the recipient; if not, then on the next business day of the recipient, (iii) five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case, to the applicable address provided below, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

If to the Company:

Folk Revival LLC
[redacted]
Attn: David Cantor
[redacted]

With a required copy to:

Giannuzzi Lewendon, LLP
411 West 14th Street, 4th Floor
New York, New York 10014
Attention: Anthony Iuzzolino, Esq.
Email: anthony@gllaw.us

If to any Lender: At the address set forth on the signature page attached hereto.

9.7 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Purchase Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.8 Entire Agreement. This Purchase Agreement, the exhibits hereto, and the other documents delivered pursuant hereto, including, without limitation, the Note and the Risk Factors, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

9.9 Amendments and Waivers. This Purchase Agreement and the Notes may not be amended, converted or a right granted pursuant to thereto waived, without the written consent of (i) the Company and (ii) a Note Majority. Waiver of any default hereunder by a Lender will not be a waiver of any other default or of a same default on a later occasion. No delay or failure by a Lender to exercise any right or remedy will be a waiver of such right or remedy, and no single or partial exercise by any Lender of any right or remedy will preclude other or further exercise thereof or the exercise of any other right or remedy at any other time.

9.10 Severability. If one or more provisions of this Purchase Agreement or the Note are held to be unenforceable under applicable law, such provision shall be excluded from this Purchase Agreement and the balance of the Purchase Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

[*remainder of page intentionally left blank; signature page to follow*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Folk Revival, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

LENDER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [ADDRESS]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

(*attached*)

NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NO SALE OR DISPOSITION HEREOF MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SUCH ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN APPLICABLE EXEMPTION THEREFROM.

THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF ARE SUBJECT TO ANY AND ALL RESTRICTIONS ON TRANSFER SET FORTH IN THE GOVERNING DOCUMENTS OF FOLK REVIVAL LLC, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S OPERATING AGREEMENT, DATED AS OF DECEMBER 13, 2021, A COPY OF WHICH IS ON FILE IN THE OFFICE OF FOLK REVIVAL LLC (AS THE SAME MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME).

FOLK REVIVAL LLC
CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, FOLK REVIVAL LLC, a Delaware limited liability company (the "***Company***"), hereby promises to pay to the order of [ENTITY NAME] ("***Lender***"), the principal sum of $[AMOUNT], with simple interest on the outstanding principal amount at the rate of five percent (5%) per annum. Interest shall commence on the date hereof and shall become due and payable on the Maturity Date (as defined below) unless this Convertible Promissory Note (this "***Note***") has been earlier converted or repaid in accordance with the terms of the Purchase Agreement (as hereinafter defined). For the avoidance of doubt, interest shall not be compounded.

This Note is one of a series of duly authorized convertible promissory notes of like tenor and ranking (collectively, the "***Notes***") made by the Company in the aggregate principal amount of up to $750,000, and is being issued by the Company pursuant to the terms of a certain Convertible Promissory Note Purchase Agreement (the "***Purchase Agreement***") made by and between the Company and each of the "Lenders" whom have executed a signature page thereto, including, without limitation, Holder. Capitalized terms used in this Note but not otherwise defined in this Note shall have the meanings given to them in the Purchase Agreement. Notwithstanding the above, the Company may elect to increase or decrease the aggregate principal amount raised under the Purchase Agreement at any time and from time to time.

1. **MATURITY DATE; EVENT OF DEFAULT.** The term of this Note shall commence as of the date set forth above and shall continue until the third (3rd) anniversary of the initial closing of the Offering (the "***Maturity Date***"); provided, however, Lender may demand repayment of the outstanding principal balance of, and accrued interest on, this Note at any time after the occurrence of an Event of Default (as defined below) upon written notice to the Company, pursuant to Section 5 of the Purchase Agreement. All payments shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal balance. If any payment on this Note becomes due on a Saturday, Sunday or a public holiday under the laws of the State of Delaware, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment.

For purposes of this Note, an "***Event of Default***" shall mean: (1) the commencement by the Company of a proceeding in bankruptcy; (2) the consent by the Company to a proceeding in bankruptcy

filed against it by another party; or (3) the appointment of a receiver, liquidator, assignee or trustee of the Company's assets for the benefit of creditors.

2. **Automatic Conversion Upon a Qualified Financing.** If, while this Note remains outstanding, the Company consummates a Qualified Financing, then, the Principal Balance shall be automatically converted, and the Accrued Interest shall be repaid or converted (at the Company's option), in each case, in accordance with the terms of Section 2 of the Purchase Agreement.

3. **Repayment or Conversion upon Change of Control.** If prior to a Qualified Financing, and while this Note remains outstanding, the Company consummates a Change of Control, then, the Outstanding Balance shall be converted or repaid, as applicable, in accordance with the terms of Section 3 of the Purchase Agreement.

4. **Automatic Conversion Upon Maturity.** If this Note has not been converted pursuant to a Qualified Financing, converted or repaid pursuant to a Change of Control or repaid following an Event of Default, in any case, as of the Maturity Date, then, the Outstanding Balance shall be automatically converted in accordance with the terms of Section 4 of the Purchase Agreement.

5. **Subordinate Debt.** By accepting this Note, Lender hereby acknowledges that: (i) this Note will be general unsecured debt of the Company and will rank equally with the other Notes and the Company's other unsecured debt; (ii) the Company shall be free to issue additional convertible or other debt at any time hereafter (similar to this Note or otherwise); and (iii) vis-à-vis the Company's secured debt (existing and future), this Note will be subordinate thereto.

6. **Waiver; Payment of Fees and Expenses.** The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law. No delay by Lender shall constitute a waiver, election or acquiescence by it.

7. **Miscellaneous.**

7.1 **Governing Law.** The terms of this Note shall be construed in accordance with the laws of the State of Delaware, as applied to contracts entered into by Delaware residents within the State of Delaware, and to be performed entirely within the State of Delaware.

7.2 **Successors and Assigns; Assignment.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Neither party may assign this Note or delegate any of its obligations hereunder without the written consent of the other party.

7.3 **Severability.** If any portion of this Note shall be held invalid or unenforceable, the remainder of this Note shall be considered valid and enforceable according to its terms.

7.4 **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

7.5 **Notices.** All notices required or permitted under this Note shall be given in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail if sent during normal business hours of the recipient; if not, then on the next business day of the recipient, (iii) five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified or (iv) one

(1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case, to the address provided by such party in the Purchase Agreement.

7.6 **Amendments**. This Note and the Purchase Agreement may not be amended, converted or a right granted pursuant to thereto waived, without the written consent of (i) the Company and (ii) holders of Notes representing a majority of the aggregate then-outstanding Principal Balance.

7.7 **Fractional Units**. Unless otherwise determined by the Company at the time of conversion, no fractional units will be issued upon any conversion of this Note. In lieu of any fractional unit to which Lender would otherwise be entitled, the Company will pay to Lender in cash the amount that would otherwise be converted into such fractional units.

[*remainder of page intentionally left blank*; *signature page follows*]

IN WITNESS WHEREOF, the undersigned has executed this **CONVERTIBLE PROMISSORY NOTE** as of the date first written above.

COMPANY:

FOLK REVIVAL LLC
a Delaware limited liability company

By: *Founder Signature*
Name: David Cantor
Title: Chief Executive Officer

EXHIBIT B

RISK FACTORS

(*attached*)

FOLK REVIVAL LLC

CONVERTIBLE PROMISSORY NOTE FINANCING

RISK FACTORS

Prospective purchasers of the Convertible Promissory Notes (the "Offering") and units of the Company issuable in connection with any conversion thereof (the "Offered Units") should consider the following Risk Factors that relate to this Offering and the Offered Units. The risks set forth below are not the only ones facing Folk Revival LLC, a Delaware limited liability company (the "Company"). Additional risks and uncertainties may also adversely impair the Company's business operations.

Terms of the Offering have been arbitrarily determined.

The terms of the Offering were not, and the terms and the valuation of the Offered Units will not be, established in a competitive market and were, and will be, arbitrarily determined by the Company. The valuation of the Offered Units may bear no relationship to the Company's assets, book value or any other established criterion of value, and may not be indicative of the fair value of the Offered Units.

The Company has limited operating history and expects to incur losses for the foreseeable future.

The Company has limited operating and sales history. As a result, the Company must continue to establish many functions which are necessary to expand the Company's business, including, without limitation, managerial and administrative structure, marketing activities, financial systems and personnel recruitment. The Company expects to incur losses for the foreseeable future as it expands its marketing and business development activities. Furthermore, there can be no assurance that the Company will be profitable in the future, that future revenue and operating results will not vary substantially or that positive operating results will ever be achieved and, even if achieved, will not be below the expectations of investors. There can be no assurance as to whether or when (if ever) the Company will achieve profitability. Accordingly, the extent of future losses and the time required to achieve profitability, if ever, is highly uncertain.

The Company has incurred significant expenditures in the research, development and marketing of its products. There can be no assurance that the Company will be able to successfully implement its business strategy (and the Company makes no representation with respect thereto), that its business strategy will prove successful or that it will be able to achieve profitability as a result of such implementation, if ever. In addition, it is highly unlikely that the Company will have the ability to operate as a going concern without the proceeds from this Offering and the proceeds of future offerings.

The Convertible Promissory Notes are unsecured and will rank equally.

By making an investment in the Company, you expressly acknowledge and agree that (i) the Convertible Promissory Notes will be general unsecured debt of the Company and will rank equally with each other, (ii) the Company shall be free to issue additional debt or convertible debt at any time hereafter (similar to the Convertible Promissory Notes or otherwise), and (iii) vis-à-vis any secured debt of the Company hereafter incurred, the Convertible Promissory Notes will be subordinate thereto.

Holding a Convertible Promissory Note does not entitle you to any rights with respect to the Offered Units, but you are subject to all changes made with respect to the Offered Units.

Holding a Convertible Promissory Note does not entitle you to any rights with respect to the Offered Units, including, without limitation, voting rights and rights to receive any distributions or other dividends on the Offered Units, but you are subject to all changes affecting the Offered Units. You will only be entitled to rights on the Offered Units if and when the Company delivers the Offered Units to you upon conversion

of your Convertible Promissory Note. For example, in the event that an amendment is proposed to any of the Company's governing documents, including, without limitation, the Company's Operating Agreement, dated as of December 13, 2021 (as the same may be amended and/or restated from time to time, the "Operating Agreement"), requiring Member (as defined in the Operating Agreement) approval, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of the Offered Units.

The Company may not be able to repay the Convertible Promissory Notes upon an event of default or a change of control.

The Company may not have sufficient cash to repay the Convertible Promissory Notes upon an event of default or a change of control. If the Company does not have sufficient cash on hand at the time repayment of such Convertible Promissory Notes become due (i.e., in the event of an event of default or change of control), the Company may have to raise funds through additional debt or equity financing. The Company's ability to raise such financing will depend on prevailing market conditions. Further, the Company may not be able to raise such financing within the period required to satisfy its obligation to make timely payment upon any conversion.

There is no assurance that the Company will achieve a liquidity event, through an acquisition by a strategic buyer or otherwise.

An investment in the Offered Units may offer the opportunity for gains, but such investment involves a very high degree of business and financial risk that can result in substantial losses. The Company anticipates that a liquidity event would only be achieved upon the consummation of a sale of the Company to another entity already operating in the consumer brands industry, or another "strategic buyer." However, the Company can make no assurance that such a strategic buyer for the Company exists, that the Company will ever receive a purchase offer, or that if an acquisition of the Company is consummated, it would result in increased value of the Offered Units. Accordingly, you cannot be assured of a liquidity event with respect to your investment in the Company.

There can be no assurance of an initial public offering; the Offered Units are not a liquid investment.

There is no public trading market for the Offered Units and it is not anticipated that any public market for the Company's securities will develop following this Offering. No assurance can be given that an initial public offering or other liquidity event will be consummated or that, if consummated, it would result in increased value of the Offered Units. You may not sell any of your Offered Units without first obtaining the approval of the Company's Managing Member (the "Managing Member"), which approval may be withheld in the Managing Member's discretion. The Offered Units are not readily marketable, and their value will be subject to adverse changes in the financial markets, rising operating costs and other associated business and financial difficulties. There can be no assurance that if it becomes necessary to sell or transfer the Offered Units, approval will be granted or a buyer could be found or a suitable purchase price could be obtained. With no public trading market, it may be extremely difficult or impossible for you to resell your Offered Units, even if you are able to obtain approval to do so.

Unless the Offered Units are registered with the SEC and any required state authorities, or an appropriate exemption from registration is available, you may be unable to liquidate such Offered Units, even though your personal financial condition may require such liquidation. Moreover, the resale of any Offered Units will be subject to Rule 144 of the Securities Act of 1933, as amended (the "Act" or the "Securities Act").

You may suffer substantial dilution of your investment as the result of subsequent financings and issuances of incentive equity.

The Company will need additional funds to continue to operate its business in the future. The Company intends to continue to invest in the sales, marketing, and infrastructure growth of the Company, and regardless of revenues, the Company will require additional financings through the issuance of our securities following the completion of this Offering. However, there can be no assurance that any subsequent offering will occur or, if it does, that it will occur in a timely fashion or that it will result in raising sufficient additional funds. There can also be no assurance that your Convertible Promissory Note will convert into a class of preferred units of the Company. Similarly, the Company may, with appropriate consents, create or issue one or more additional classes or series of units that ranks equal to or senior to the class of the Offered Units with respect to rights, for example, relating to distribution and/or liquidation preferences. If the Company is unable to raise funds on terms favorable to existing Members, your ownership position and the value of your investment may be materially adversely affected, significantly diminished, and possibly liquidated.

In the event that your Convertible Promissory Note does not convert into Offered Units, there can be no assurance that the Company will have sufficient funds to repay your Convertible Promissory Note upon a change of control or an event of default.

In addition, the Company intends to issue additional units after the consummation of this Offering, which may be in the form of profits interests, restricted units, warrants and the like. In the event the Company issues any such additional securities, your investment in the Company will be diluted as a result thereof.

Dependence on the Managing Member.

Decisions with respect to the management of the Company will be made by the Managing Member, and the Members of the Company will have no right to take part in the management of the Company. The determination to make dividends or distributions, if any, whether in cash, in kind, or a combination thereof, will be made at the sole discretion of the Managing Member. In addition, no Member will have the right to withdraw all or any amount of its investment in the Company at any time without the prior consent of the Managing Member, which consent may be withheld for any reason. The Managing Member controls matters which could substantially affect your investment in the Company, including the approval of additional financing which could dilute the percentage interests of Members, the expenditure of Company funds, which could reduce cash available for distribution to the Members, as well as mergers or other business combination transactions. Accordingly, no party should make any investment in the Company unless such party is willing to entrust all aspects of the Company's management to the Managing Member.

The Company will depend on management and will need to add and retain experts and other personnel.

The Company's success depends, to a large extent, on the continued services of the Company's executive team and the recruitment of other key personnel. If the Company were to lose the services of its executives or any key personnel for any reason, it may be unable to replace them with qualified personnel, which could have a material adverse effect on the Company's business and growth.

The success of the Company is also dependent, in large part, upon the Company's ability to attract and retain leading experts and other qualified individuals in the consumer brands industry. Qualified individuals are in extremely high demand and are often subject to competing offers. The Company may need to add skilled personnel in a variety of different functions. There can be no assurance that the Company will be able to attract or retain the experts and professionals needed for the success of its business. The Company's inability to hire these professionals as needed would likely have an adverse effect on its business

and prospects. Even if the Company is successful in hiring these individuals, they may not work well together as a team, which could disrupt the Company's operations and negatively impact its business.

There is no assurance that any dividends or distributions will be made to Members.

Whether any dividends or distributions are made to any of the Members of the Company is to be determined by the Managing Member, acting in its sole discretion. In light of the Company's business plan to use cash from operations to finance further growth and expansion, no assurance can be given that any dividends or distributions will ever be made to Members of the Company. The Company has no current intention of making any dividends or distributions to the Members, other than tax distributions (if and when applicable).

Limited Liquidity of Offered Units.

No market currently exists for the Offered Units and none is expected to develop. Transfers of the Offered Units are highly restricted under the terms of the Operating Agreement, and it may be difficult or impossible to transfer any Offered Units, even in an emergency. In addition, investors in this Offering will not have the right to withdraw any of their invested capital without the prior consent of the Managing Member, which consent may be withheld for any or no reason. As a result, an investment in the Company would not be suitable for an investor who needs liquidity.

Tax Considerations.

The U.S. federal income tax treatment of the conversion of the Convertible Promissory Notes into the Offered Units is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from Convertible Promissory Notes into the Offered Units.

In addition, the tax aspects of the ownership of the Offered Units are complicated, and each investor should have such aspects reviewed by professional advisers familiar with the investor's personal tax situation and with the tax laws and regulations applicable to such investments. The Company makes no representation to any potential investor as to the tax aspects of an investment in the Company.

State and Federal Securities Laws.

This Offering has not been registered under the Securities Act, in reliance, among other exemptions, on the exemptive provisions of Section 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that this Offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect.

Indemnification of the Managing Member.

The Act and the Operating Agreement limit the liability of the Managing Member for errors in judgment, in the absence of gross negligence or willful misconduct and the Company has adopted such provisions. The Operating Agreement may also provide for indemnification of members of the Managing Member by the Company for certain losses management may incur in furtherance of providing services on behalf of the Company. The amounts payable to such individuals could be significant under certain circumstances.

No independent professionals for Investors.

Giannuzzi Lewendon, LLP is representing only the Company in connection with this Offering. Consequently, no Member should consider the firm of Giannuzzi Lewendon, LLP to be its legal counsel and should consult with its own legal counsel on all matters concerning the Company, this Offering and/or an investment therein.

Neither the Company nor the Managing Member has retained any independent professionals to review or comment on the offering of Offered Units or otherwise protect the interests of the investors hereunder. Although the Company has retained its own counsel, neither such firm nor any other firm has made any independent examination of any factual matters represented by management herein, and purchasers of the securities offered hereby should not rely on the firm so retained with respect to any matters herein described.

The Company will incur significant expenses due to the implementation of its business strategy.

The Company is striving to achieve its long-term vision of being a significant marketer of consumer food products. Such action is subject to substantial risks, expenses and difficulties frequently encountered in the implementation of a business strategy. Even if the Company is successful in developing new products and brands, it may require the Company to incur substantial, additional expenses, including, without limitation, advertising and promotional costs, marketing allowances and "slotting" expenses (i.e. the cost of obtaining shelf space in retail stores). Accordingly, the Company may incur additional losses in the future as a result of the implementation of the Company's business strategy, even if revenues commence and thereafter increase. There can be no assurance that the Company will be able to implement its strategic plan, that its business strategy will prove successful or that it will be able to maintain profitability during such implementation.

In addition, the Company hopes to continue to experience growth in its operations, which will place significant demands on the Company's management, operational and financial infrastructure. If the Company does not effectively manage its growth, it may fail to timely deliver products to its customers in sufficient volume, and the quality of the Company's products could suffer, which could negatively affect its operating results. To effectively manage this growth, the Company may need to hire additional persons, particularly in sales marketing and client development, and may need to continue to improve the Company's operational, financial and management controls and its reporting systems and procedures. These additional employees, systems enhancements and improvements may require significant capital expenditures and management resources. Failure to implement these improvements could hurt the Company's ability to manage its growth and its financial position.

A shortage in the supply of key raw materials could increase the Company's costs or adversely affect the Company's sales and revenues.

Currently, the Company obtains all of its raw materials from third-party suppliers with whom the Company does not have significant long-term supply contracts. If things changed, shortages could result in materially higher raw material prices or adversely affect the Company's ability to manufacture a product. Price increases from a supplier would directly affect the Company's profitability if it was not able to pass price increases on to its customers or quickly find alternative third-party suppliers. The Company's inability to obtain adequate supplies of raw materials in a timely manner, or a material increase in the price of raw materials, could have a material adverse effect on the Company's business, financial condition and the results of its operations.

The Company's business strategy depends on the success of market expansion.

The Company intends to use a portion of the proceeds from this Offering to continue market expansion. There is no assurance that the results of such expansion will be favorable or that the Company will ultimately achieve profitability. The Company's ability to expand its market depends on, among other

things, the Company's ability to produce its products in commercial quantities sufficient to satisfy demand. There is no assurance that the Company's manufacturers will continue to be capable of producing mass quantities of the products.

Future problems in the national and international economy, volatility and disruption of the capital and credit markets and/or adverse changes in the global economy could negatively impact the Company's financial performance and its ability to access financing.

Future problems in the local, regional, national and global markets may negatively affect the Company's operations, and may negatively affect its operations in the future. During periods of economic contraction, the Company's revenues may decrease while some of our costs remain fixed or even increase, resulting in decreased earnings. The consumer food products offered by the Company represent discretionary expenditures and the purchase of such products may decline during economic downturns, during which consumers generally earn less disposable income. Even an uncertain economic outlook may adversely affect consumer spending on the Company's products, as consumers spend less in anticipation of a potential economic downturn.

Unforeseen weather or other events may disrupt the Company's business.

Unforeseen events, including unseasonably cold weather, regional or local instability or conflicts (including labor issues), public health issues (including tainted food, food-borne illnesses, food tampering, or water supply or widespread/pandemic illness such as the avian or H1N1 flu), and natural disasters such as earthquakes, tsunamis, hurricanes, or other adverse weather and climate conditions (such as an unseasonably cold, long winter), could disrupt the Company's operations or that of our retail locations, or suppliers. These events could reduce traffic in the Company's stores and demand for the Company's products; make it difficult or impossible for the Company's counterparts to receive materials from their suppliers; disrupt or prevent the Company's ability to perform functions at the corporate level; and/or otherwise impede the Company's ability to continue business operations in a continuous manner consistent with the level and extent of business activities prior to the occurrence of the unexpected event or events, which in turn may materially and adversely impact the Company's business and operating results.

The Company's success, in part, depends on its ability to protect proprietary information. Failure to obtain and protect trademarks, trade names, service marks or trade secrets could adversely affect business.

The business prospects of the Company depend in part on management's ability to develop favorable consumer recognition of the trade names utilized in connection with the sale of the Company's products. The Company has not secured trademarks for every market into which the Company may expand in the future, and the Company cannot ensure it will be successful in securing its trademarks in such markets if it one day seeks to enter such markets. Further, the Company's trademarks and trade names could be imitated in ways that management cannot prevent. In addition, reliance on trade secrets, proprietary know-how, concepts and recipes warrant methods of protecting this information which may not be adequate, enabling others to independently develop similar know-how or obtain access to the Company's trade secrets, know-how, concepts and recipes. Moreover, the Company may face claims of misappropriation or infringement of third parties' rights that could interfere with the Company's use of its proprietary know-how, concepts, recipes or trade secrets. Defending these claims could be costly and, if unsuccessful, could prevent the Company from continuing to use its proprietary information in the future, and may result in a judgment or monetary damages against the Company.

The Company does not maintain non-competition agreements with all of its suppliers. If competitors are able to utilize Company's suppliers' facilities or otherwise, the appeal of the Company's products and revenues could be reduced and business could be harmed.

The Company does not own patents for the technology used to manufacture the Company's products.

The Company does not have the exclusive rights to the technology used to manufacture its products, and, as a result, may face additional competition that could adversely affect revenues. Moreover, competitors of the Company, certain of which may have significantly greater resources than the Company, may utilize different technology in the manufacture of products that are similar to those currently manufactured, or that may in the future be manufactured, by the Company. The entry of any such products into the marketplace could have a material adverse effect on sales of the Company's products, both currently and in the future.

The taste and quality of the Company's products is largely due to certain elements of the Company's manufacturing process. The Company does not have the exclusive rights to use such elements; therefore, competitors are able to incorporate such elements into their own processes.

The Company lacks in-house manufacturing history.

The Company does not have any manufacturing or production facilities or experience in manufacturing or contracting for the manufacture of our products in the volumes that will be necessary for it to achieve significant commercial sales. As a result, the Company is wholly dependent upon the various suppliers with which it will contract to produce its products. While the Company does not currently intend to manufacture any of its products itself, it may choose to do so in the future. Should the Company determine to manufacture its own products, its manufacturing facilities would be subject to risks of delay or difficulty in manufacturing, and the Company would require substantial additional capital to establish such manufacturing facilities. In addition, there can be no assurance that the Company would be able to manufacture any such proposed products successfully or on a cost-effective basis.

The Company has not obtained distribution agreements and broker agreements in every channel or market into which it plans to expand.

The Company does not currently have distribution or broker agreements in negotiation or in place for every channel or market in which it plans to expand. In the event the Company fails to enter into and/or maintain distribution or broker agreements in every such channel, the Company's operations and financial condition may materially be adversely affected.

Insurance policies may not provide adequate levels of coverage against all claims.

The Company intends to maintain insurance coverage that is customary for businesses of its size and type. However, there are types of losses that may be incurred that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on the business and results of operations.

The Company may incur material losses and costs as a result of future product liability claims that may be brought against the Company or any product recalls that it has to make.

As a producer and marketer of consumer food products, the Company may be subjected to various product liability claims. There can be no assurance that the product liability insurance maintained by the Company will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to the Company. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on the financial condition or results of operations of the Company.

Incidents involving unclear water supply, food-borne illnesses or food tampering, whether or not accurate, could harm the Company's brands and business.

Instances or reports, whether true or not, of unclean water supply, food or water-borne illnesses and food tampering have in the past severely injured the reputations of companies in the food processing, grocery and product industries and could in the future affect us as well. Any report linking us to the use of unclean water, food or water-borne illnesses or food tampering could damage the Company's brand's value immediately, severely hurt sales of the Company's products, and possibly lead to product liability claims. In addition, instances of food or water-borne illnesses or food tampering, even those occurring solely in connection with the products of competitors, could, by resulting in negative publicity about the consumer food products industry, adversely affect our sales on a regional. A decrease in customer traffic as a result of these health concerns or negative publicity could materially and adversely affect the Company's brand and business.

The Company is subject to numerous governmental regulations, and failure to comply with those regulations could result in fines or penalties being imposed.

The Company's industry is highly regulated. The manufacturing, labeling and advertising for the Company's products are regulated by various federal, state and local agencies as well as those of each foreign country in which the Company manufacturers and to which the Company may distribute. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company's product claims or the ability to manufacture and sell the Company's products in the future. The Food and Drug Administration ("FDA") regulates the Company's products sold in the United States to ensure that the products are not adulterated or misbranded. Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. The Company's advertising in the United States is subject to regulation by the Federal Trade Commission under the Federal Trade Commission Act. Additionally, some states also permit advertising and labeling laws to be enforced by private attorneys, who may seek relief for consumers, seek class action certifications, seek class wide damages and product recalls of products sold by the Company. Any of these types of adverse actions against the Company by governmental authorities or private litigants could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company cannot assure you that it will not face fines or penalties if its efforts to comply with these regulations are determined to be inadequate.

Newly adopted governmental regulations could increase the Company's costs or liabilities or impact the sale of the Company's products.

The consumer food products industry is highly regulated. The Company cannot assure you that new laws or regulations will not be passed that could require the Company to alter the taste or composition of its products or impose other obligations on the Company. Such changes could affect sales of the Company's products and have a material adverse effect on the Company.

The Company may not be able to compete successfully in the highly competitive consumer food products industry.

The market for consumer food products, such as those sold by the Company, is large and intensely competitive. Competitive factors in the consumer food products industry include product quality and taste, brand awareness among consumers, access to supermarket and other retail shelf space, price, advertising and promotion, variety of consumer food products offered, nutritional content, product packaging and package design. The Company competes in the consumer food products market principally on the basis of product taste and quality.

The consumer food products industry is dominated by numerous large companies which have substantially greater financial and other resources than the Company and sell brands that are more widely

recognized than are the Company's products. Numerous other companies that are actual or potential competitors of the Company, many with greater financial and other resources than the Company (including more employees and more extensive facilities), offer products similar to those of the Company. In addition, many of such competitors offer a wider range of products than that offered by the Company. Local or regional markets often have significant smaller competitors, many of whom offer products similar to those of the Company. With expansion of Company operations into new markets the Company has and will continue to encounter significant competition from national, regional and local competitors that may be greater than that encountered by the Company in its existing markets. In addition, such competitors may challenge the Company's position in its existing markets. There can be no assurance of the Company's ability to compete successfully.

Unavailability of necessary supplies, at reasonable prices, could materially adversely affect the Company's operations.

The Company's manufacturing costs are subject to fluctuations in the commodities market. The Company is also dependent on its suppliers to provide the Company with products and ingredients in adequate supply and on a timely basis. The failure of certain suppliers to meet the Company's performance specifications, quality standards or delivery schedules could have a material adverse effect on the Company's operations. In particular, a sudden scarcity, a substantial price increase or an unavailability of product ingredients could materially adversely affect the Company's operations. There can be no assurance that alternative ingredients would be available when needed and on commercially attractive terms, if at all.

The Company may incur substantial costs related to tainted supplies or products.

The Company does not manufacture or distribute its own products. Therefore, the products have a risk of being contaminated, tainted or damaged by numerous parties. The Company cannot be certain that any of the Company's manufacturers or distributors will take adequate precautions not to contaminate or damage the Company's products, nor can the Company be certain that its products will not be damaged or contaminated even if the Company and each of its manufacturers and distributors do take all adequate precautions to prevent the same. In the event the Company's products are damaged or contaminated, it cannot be certain of the cost or liability which may be incurred in connection therewith.

The Company may incur substantial costs in order to market its products.

Successful marketing of consumer food products generally depends upon obtaining adequate retail shelf space for product display, particularly in supermarkets and other major retail outlets. Frequently, food manufacturers and distributors, such as the Company, incur additional costs in order to obtain additional shelf space. Whether or not the Company incurs such costs in a particular market is dependent upon a number of factors, including demand for the Company's products, relative availability of shelf space and general competitive conditions. The Company may incur significant shelf space or other promotional costs as a necessary condition of entering into competition or maintaining market share in particular markets or stores, and, if incurred, such costs may materially affect the Company's financial performance.

The Company's business may be adversely affected by oversupply of consumer food products at the wholesale and retail levels.

Profitability in the consumer food products industry is subject to oversupply of certain consumer food products at the wholesale and retail levels, which can result in the Company's products going out of date before they are sold.

The Company may be negatively affected by trends in the food products industry and national, regional and local economic conditions.

The consumer food products industry is affected by international, national, regional and local economic conditions, demographic trends and consumer preferences. Factors such as inflation, increased raw material, fuel, labor and employee benefit costs, fluctuations in price of utilities, interest rates, consumer confidence, consumers' disposable income and spending levels, energy prices, job growth, unemployment rates, insurance costs and the availability of experienced management and hourly employees may also adversely affect the consumer food products industry in general and the Company's products in particular. The consumer food products industry is affected by many factors, including changes in customer preferences and increases in the type and number of competing food product offerings. Operating costs and/or the cost of products from the Company's manufacturers may be affected by further increases in the minimum hourly wage, unemployment tax rates, sales taxes, fuel costs, distribution costs and similar matters over which the Company has no control.

The Company may not be able to respond successfully to shifting consumer tastes.

Consumer preferences for food products are continually changing and are extremely difficult to predict. The ability of the Company to generate revenues will depend upon customer acceptance of the Company's products. The success of new products may be key to the success of the Company's business plan and there can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company.

Diet trends may adversely affect the Company's revenues.

Increased consumer concerns about nutrition and healthy diets and food allergies, and the risk that sales of the Company's food products may decline due to perceived health concerns, changes in consumer tastes or other reasons beyond the control of the Company, may adversely affect the Company's future revenues.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THE INVESTMENT CONTEMPLATED HEREIN, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

Folk revival I EB (THE "SPV"),
a series of Wefunder SPV, LLC, a Delaware limited
liability company (the "LLC")

Subscription Agreement

[INVESTMENT AMOUNT] **[INVESTMENT DATE]**

Folk revival I EB (the "SPV"), a series of Wefunder SPV, LLC (the "LLC"), is a special purpose vehicle that will invest all of its assets in securities issued by Folk Revival, LLC (the "Company"). By making an investment in the SPV through the Wefunder website, I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

3. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the **"LLC Agreement"**), which sets forth certain specific terms of the SPV;

4. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

5. The LLC Agreement, which sets forth other terms applicable to each SPV;

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Wefunder Investor Agreement; and

8. The Wefunder Terms of Service.

By making an investment in the SPV through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

Subscription Agreement

SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY REPRESENTATIONS

A. This agreement ("**Agreement**") applies to each investment in a series ("**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B. Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C. Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D. Each SPV will offer membership interests ("**Interests**") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E. You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. a "SPV" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

2. "Investor" and "you" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

3. "Company Information" means:

    a. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

    b. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

    c. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "LLC Agreement"), which sets forth certain specific terms of the SPV;

    d. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

    e. The LLC Agreement, which sets forth other terms applicable to each SPV;

    f. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

    g. The Wefunder Investor Agreement; and

    h. The Wefunder Terms of Service.

<u>INVESTOR'S REPRESENTATIONS AND COVENANTS</u>

1. **Investor's Review of Information and Investment Decision**

1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "Administrator"), any lead investor appointed from time to time with respect to the SPV (the "Lead Investor"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "Wefunder Party," and collectively, "Wefunder Parties") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV's assets.

3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

i. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

ii. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

iii. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

iv. The Plan's purchase and holding of an Interest will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

v. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

vi. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV’s behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. **The Wefunder Parties' Right To Use Investor Information.**

5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

b. for any other specific purposes where the Investor has given specific consent to do so;

c. to carry out statistical analysis, market research, and tracking of investment performance over time;

d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2. The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3. The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

6.6. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the SPV securities the Investor owns.

6.7. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.8. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

6.9. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV’s backup withholding obligations.

6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV’s reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor’s failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. **Regulatory Provisions**

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner’s Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. The Investor may request a paper copy of the Investor’s Schedule K-1 by contacting Wefunder Inc. at support@wefunder.com or such other email address as specified on the wefunder.com platform. Requesting a paper copy will not constitute a withdrawal of the Investor’s consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor’s consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**

9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV, any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement, and Regulation Crowdfunding.

9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability**. The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel**. The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney**. The Investor hereby appoints each of the Company and Wefunder Admin, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act

9.4.2. the LLC Agreement and any duly adopted amendments;

9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality**.

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments**. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability**. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law**; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings**. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General**. This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

[*Remainder of page intentionally left blank. Signature page follows.*]

The undersigned have executed this instrument as of the date first above written.

SPV

Folk revival I EB, as series of Wefunder SPV, LLC
By: Wefunder Admin, LLC, its Manager

By: *Founder Signature* Date:

Name: **Nicholas Tommarello** Title: **Chief Executive Officer**

Investor

[INVESTOR NAME]

By: *Investor Signature* Date:

CONTACT INFORMATION:

Name: **[INVESTOR NAME]**

Mailing Address:

City:

Country:

E-mail:

TERMS APPENDIX FOR THE PURCHASE OF Folk Revival, LLC SECURITIES BY Folk revival I EB, A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

Type of Security: Convertible Note

Terms $4M valuation cap and 20% discount

To view a copy of the contract, please see **Appendix B, Investor Contracts** of the Form C. The latest Form C or C/A filing be found here: https://www.sec.gov/cgi-bin/srch-edgar?text=%28FORM-TYPE%3DC%2FA+or+FORM-TYPE%3DC%29+and+CIK%3D0001992951&first=2016

Folk revival I (THE "SPV"),
a series of Wefunder SPV, LLC, a Delaware limited
liability company (the "LLC")

Subscription Agreement

[INVESTMENT AMOUNT] **[INVESTMENT DATE]**

Folk revival I (the "SPV"), a series of Wefunder SPV, LLC (the "LLC"), is a special purpose vehicle that will invest all of its assets in securities issued by Folk Revival, LLC (the "Company"). By making an investment in the SPV through the Wefunder website, I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

3. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the **"LLC Agreement"**), which sets forth certain specific terms of the SPV;

4. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

5. The LLC Agreement, which sets forth other terms applicable to each SPV;

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Wefunder Investor Agreement; and

8. The Wefunder Terms of Service.

By making an investment in the SPV through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

Subscription Agreement

SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY REPRESENTATIONS

A. This agreement ("**Agreement**") applies to each investment in a series ("**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B. Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C. Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D. Each SPV will offer membership interests ("**Interests**") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E. You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. a "SPV" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

2. "Investor" and "you" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

3. "Company Information" means:

    a. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

    b. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

    c. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "LLC Agreement"), which sets forth certain specific terms of the SPV;

    d. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

    e. The LLC Agreement, which sets forth other terms applicable to each SPV;

    f. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

    g. The Wefunder Investor Agreement; and

    h. The Wefunder Terms of Service.

<u>INVESTOR'S REPRESENTATIONS AND COVENANTS</u>

1. **Investor's Review of Information and Investment Decision**

   1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "Administrator"), any lead investor appointed from time to time with respect to the SPV (the "Lead Investor"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

   1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

   1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "Wefunder Party," and collectively, "Wefunder Parties") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

   1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

   1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

   1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

   1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV’s assets.

3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

i. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

ii. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

iii. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

iv. The Plan's purchase and holding of an Interest will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

v. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

vi. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. **The Wefunder Parties' Right To Use Investor Information.**

5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

b. for any other specific purposes where the Investor has given specific consent to do so;

c. to carry out statistical analysis, market research, and tracking of investment performance over time;

d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2. The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3. The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

6.6. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the SPV securities the Investor owns.

6.7. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.8. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

6.9. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV’s backup withholding obligations.

6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV’s reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor’s failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. **Regulatory Provisions**

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. The Investor may request a paper copy of the Investor's Schedule K-1 by contacting Wefunder Inc. at support@wefunder.com or such other email address as specified on the wefunder.com platform. Requesting a paper copy will not constitute a withdrawal of the Investor's consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**

9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV, any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement, and Regulation Crowdfunding.

9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability**. The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel**. The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney**. The Investor hereby appoints each of the Company and Wefunder Admin, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act

9.4.2. the LLC Agreement and any duly adopted amendments;

9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality**.

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments**. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability**. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law**; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings**. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General**. This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

[*Remainder of page intentionally left blank. Signature page follows.*]

The undersigned have executed this instrument as of the date first above written.

SPV

Folk revival I, as series of Wefunder SPV, LLC
By: Wefunder Admin, LLC, its Manager

By: *Founder Signature* Date:

Name: **Nicholas Tommarello** Title: **Chief Executive Officer**

Investor

[INVESTOR NAME]

By: *Investor Signature* Date:

CONTACT INFORMATION:

Name: **[INVESTOR NAME]**

Mailing Address:

City:

Country:

E-mail:

TERMS APPENDIX FOR THE PURCHASE OF Folk Revival, LLC SECURITIES BY Folk revival I, A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

Type of Security:	Convertible Note
Terms	$4.25M valuation cap and 20% discount
	To view a copy of the contract, please see **Appendix B, Investor Contracts** of the Form C. The latest Form C or C/A filing be found here: https://www.sec.gov/cgi-bin/srch-edgar?text=%28FORM-TYPE%3DC%2FA+or+FORM-TYPE%3DC%29+and+CIK%3D0001992951&first=2016

Folk Revival LLC (the “Company”) a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Folk Revival LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 12, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	61,332	1,000
Inventory	18,770	-
Total Current Assets	80,102	1,000
TOTAL ASSETS	80,102	1,000
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	5,667	-
Accrued Expenses	3,450	-
Total Current Liabilities	9,117	-
TOTAL LIABILITIES	9,117	-
EQUITY		
Member's Equity	70,985	1,000
Total Equity	70,985	1,000
TOTAL LIABILITIES AND EQUITY	80,102	1,000

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 11/17/2021 (Inception)	-	-	-
Capital Contributions	15,567	-	15,567
Net Income (Loss)	-	(14,567)	(14,567)
Ending Balance 12/31/2021	15,567	(14,567)	1,000
Capital Contributions	177,348	-	177,348
Capital Distributions	(39)	-	(39)
Net Income (Loss)	-	(107,324)	(107,324)
Ending Balance 12/31/2022	192,876	(121,891)	70,985

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	733	-
Cost of Revenue	10,816	-
Gross Profit	(10,083)	-
Operating Expenses		
Advertising and Marketing	4,437	3,669
General and Administrative	90,760	10,898
Research and Development	2,044	-
Total Operating Expenses	97,241	14,567
Operating Income (loss)	(107,324)	(14,567)
Earnings Before Income Taxes	(107,324)	(14,567)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(107,324)	(14,567)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(107,324)	(14,567)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	9,117	-
Inventory	(18,770)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(9,653)	-
Net Cash provided by (used in) Operating Activities	(116,977)	(14,567)
FINANCING ACTIVITIES		
Member's Equity	177,309	1,000
Net Cash provided by (used in) Financing Activities	177,309	1,000
Cash at the beginning of period	1,000	-
Net Cash increase (decrease) for period	60,332	(13,567)
Cash at end of period	61,332	1,000

Folk Revival LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Folk Revival LLC (the "Company") is a corporation organized under the laws of the State of Delaware on November 17th, 2021. The Company is a natural food brand focused on delivering functional nutrition using heirloom and heritage food supply to support biodiversity.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns.

Inventory

The Company had an inventory balance of $18,770 as of December 31st, 2022, consisting of finished goods of $6,829 and raw materials of $11,941. The Company values its inventory using the FIFO (First-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses for independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company is a limited liability company with one class of units wholly owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 12, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Contact

www.linkedin.com/in/davidcantorfr (LinkedIn)

Top Skills

Consumer Products
Customer Insight
Shopper Marketing

David Cantor

Folk Revival - Founder & CEO
Tenafly, New Jersey, United States

Summary

“Come out to the coast, we'll get together, have a few laughs…'”

Experience

Folk Revival

Founder
October 2021 - Present (2 years)
New York City Metropolitan Area

Dr. Praeger's Sensible Foods

VP Marketing
October 2014 - September 2021 (7 years)

Terrace Marketing

Principal
September 2013 - October 2014 (1 year 2 months)

Natural Food & Beverage Brand Management Consulting

Steuben Foods

2 years 7 months

VP Marketing and New Ventures
November 2011 - August 2013 (1 year 10 months)

Director of Marketing
February 2011 - December 2011 (11 months)

Parent company of Dora's Naturals

Steuben Foods / Dora's Naturals

Brand Manager - Evolve Kefir and ZenSoy
August 2009 - November 2010 (1 year 4 months)

Novartis

Senior Associate Marketing Manager
July 2008 - July 2009 (1 year 1 month)

Mars

3 years 1 month

Marketing Manager- Seeds of Change Chocolate

May 2006 - June 2008 (2 years 2 months)

Sales Manager- Natural Specialty Channels

June 2005 - May 2006 (1 year)

Mars

Assistant Marketing Manager

2003 - 2005 (2 years)

Acirca

Intern

2002 - 2002 (less than a year)

Urban Organic

Manager

1999 - 2000 (1 year)

Education

University of Wisconsin-Madison

BA, Psychology

Tufts University

School; Master's Degree, Nutrition Science and Policy

OPERATING AGREEMENT
OF

FOLK REVIVAL LLC

This Operating Agreement (this "Agreement") of Folk Revival LLC (the "Company"), organized pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18 (as amended from time to time, the "Act"), is entered into and shall be effective as of December 13, 2021 (the "Effective Date"), by and among the Company and the Persons executing this Agreement as of the Effective Date (the "Members"), and each other Person who becomes a Member after the Effective Date, in accordance with the terms of this Agreement.

RECITALS

WHEREAS, an authorized Person executed and filed the Certificate of Formation of Folk Revival LLC (the "Certificate") with the Office of the Secretary of State of the State of Delaware, dated as of November 17th, 2021, thereby forming the Company as a limited liability company under and pursuant to the Act; and

WHEREAS, the Company and the Members now desire to enter into this Agreement upon, and subject to, the terms, covenants and conditions herein stated.

NOW, **THEREFORE**, in consideration of the mutual promises, covenants and undertakings herein specified and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, all capitalized terms utilized herein but not otherwise defined herein shall have the respective meanings set forth on Appendix I attached to this Agreement.

2. FORMATION

2.1 Organization. The Company is organized as a Delaware limited liability company pursuant to the provisions of the Act.

2.2 Agreement. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement (including any and all Members executing this Agreement after the Effective Date) hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended and/or restated. It is the express intention of the Members and the Company that this Agreement shall (i) completely replace, supersede and terminate, in their entirety any and all previous operating agreements and/or similar governing documents of the Company, including, without limitation, prior agreements, and (ii) be the sole source of agreement of the parties with respect to the subject matter hereof, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or

Treasury Regulations or is expressly prohibited or ineffective under the Act or any other applicable law, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be deemed to be amended to the least extent necessary in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

2.3 Name. The name of the Company is "FOLK REVIVAL LLC", and all business of the Company shall be conducted under that name; provided, however, that the Company may obtain one or more "d/b/a" names for the Company, as determined from time to time by the Managing Member, and shall operate under such name.

2.4 Term. The term of the Company shall continue in full force and effect indefinitely unless the Company is earlier dissolved in accordance with the provisions of this Agreement or by operation of law. The existence of the Company as a separate legal entity will continue until cancellation of the Certificate in the manner required by the Act.

2.5 Registered Agent and Office. The registered agent for the service of process and the registered office shall be that Person and location reflected in the Certificate. The Managing Member, may, from time to time, change the registered agent or office through appropriate filings with the Office of the Secretary of State of the State of Delaware. In the event the registered agent ceases to act as such for any reason or the registered office changes, the Managing Member shall promptly designate a replacement registered agent or file a notice of change of address as the case may be. If the Managing Member shall fail to designate a replacement registered agent or file a notice of change of address of the registered office, any Member may designate a replacement registered agent or file a notice of change of address.

2.6 Principal Office. The Principal Office of the Company shall be located at 87 Norman Place, Tenafly, New Jersey 07670 or such other address within or without the State of Delaware as the Managing Member may determine from time to time.

3. PURPOSE; NATURE OF BUSINESS

The business purpose of the Company is to directly or indirectly (a) operate the Company Business, and (b) to generally engage in any and all other business activities permitted under the laws of the State of Delaware. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described in this Section 3.

4. ACCOUNTING AND RECORDS

4.1 Records to be Maintained. The Company shall maintain all records required by the Act at the principal office, including, without limitation:

(a) a current list of the full name and last known mailing address of each Member, together with information relating to each Member's number of Units, which list shall be updated from time to time by the Company;

(b) a copy of the Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Certificate or any such amendment has been executed;

(c) copies of the Company's federal, state (including sales tax) and local income or information tax returns and reports for the three (3) most recent Fiscal Years; and

(d) a copy of this Agreement including all amendments thereto.

Any Member (or the Member's duly authorized accountants, attorneys and/or other representatives) may, at its own expense, at any time and from time to time, during normal business hours and upon at least ten (10) days' written notice, inspect and copy the documents and information enumerated above at the principal office.

4.2 Reports to Members. From time to time during the term of this Agreement, each Member (other than any Member in respective of Incentive Units) who then maintains a Percentage Interest equal to, or greater than, fifteen percent (15%), may request that the Managing Member provide such Member with copies of the Company's (i) unaudited annual financial statements, and (ii) unaudited quarterly operating reports and financial statements, and in either case, the Managing Member shall provide the same within a reasonable time thereafter, unless the Managing Member reasonably determines that such Member is a competitor of the Company.

4.3 Proper Purpose. Each Member acknowledges and agrees that, subject to the rights of certain Members as set forth in Section 4.1 or Section 4.2 and pursuant to applicable law: (a) the Company may withhold access to books and records requested by, or to be provided to, any Member pursuant to this Section 4, at law or otherwise, if the Managing Member determines in its reasonable, but sole, discretion that such Member lacks a proper purpose for receiving such access; and (b) the Managing Member's determination of a proper purpose hereunder shall be final and binding on the Members and the Company. For the purposes of this Section 4.3, "proper purpose" shall mean a purpose reasonably related to such Person's interest as a Member.

4.4 Tax Returns and Reports. The Managing Member, at the Company's expense, shall prepare and timely file income tax returns of the Company in all jurisdictions where such filings are required, and shall prepare and deliver to each Member, at the Company's expense, all information returns required and reports by the Code and Treasury Regulations and Company information necessary for the preparation of the Members' federal income tax returns. Notwithstanding the foregoing, holders of Incentive Units shall only be entitled to receive a Schedule K-1 (or similar form) pertaining to such holder's interest in the Company, and shall not be entitled to receive the entire tax return or any other information reporting of the Company.

4.5 Waiver of Information Rights. Notwithstanding anything to the contrary herein, the holders of Incentive Units waive, to the greatest extent permitted by law, any and all rights to receive

information regarding the Company and its subsidiaries, their respective businesses (including the Company Business), operations and access to their respective books and records. The Managing Member may, in its discretion, in lieu of providing any holder of Incentive Units with a complete version of Schedule A, elect to provide any such Incentive Unit holder with a redacted or partial version of Schedule A containing only such information as the Managing Member determines appropriate under the circumstances; provided, that any such redacted or partial version of Schedule A shall contain at least such Incentive Unit holder's Percentage Interest. The foregoing provisions of this Section 4.5 are expressly intended to override, and are included herein in lieu of, the provisions set forth in the Act.

5. OUTSTANDING UNITS

The outstanding Units as of the Effective Date are as stated on Schedule A, as the same may be modified from time to time in accordance with the terms of this Agreement.

6. RIGHTS AND DUTIES OF MEMBERS

6.1 Management Rights. The management of the Company is vested solely and exclusively in the Managing Member. The Members (in their capacity as such) shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement or the Certificate. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Managing Member, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose. The Managing Member shall manage the day-to-day business of the Company in accordance with Section 7 below. Notwithstanding the foregoing or anything to the contrary herein, the Managing Member shall have the power to establish a management committee, upon the terms, and as and when the Managing Member so determines, in the Managing Member's sole discretion, without any approvals from the Members, which management committee members (if any) may be appointed and removed by the Managing Member in its sole discretion, and which management committee may be eliminated by the Managing Member, at any time, in its sole discretion.

6.2 Limitation of Liability. A Member shall not be personally liable for any indebtedness, liability or obligation of the Company, except as otherwise provided in Section 6.3 and as otherwise required by the Act and any other applicable law.

6.3 Liability of a Member to the Company. A Member who or which receives a Distribution made by the Company when the Company's liabilities exceed its assets (after giving effect to such Distribution) shall be liable to the Company for the amount of such Distribution to the extent, but only to the extent, now or hereafter required by the Act.

6.4 Indemnification. A Member shall indemnify the Company for any costs or damages incurred by the Company as a result of any unauthorized action by such Member.

6.5 Conflicts of Interest. A Member, including the Managing Member, does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member, including the Managing Member, may lend money to and transact other

business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is fair and reasonable to the Company. Except as expressly set forth herein or in any separate written agreement made by and between any Member and the Company, no Member shall be limited in its ability to conduct other business outside the business of the Company, as such Member, in his, her or its sole and exclusive discretion, determines, and this Agreement shall not entitle the Company or any of its other Members to any rights or benefits related to such outside business interests.

6.6 Signature Authority on Company Bank Accounts. The signature of the Managing Member, or any appropriate officer designated by the Managing Member, shall be required for the signing of any Company checks or other similar obligations.

6.7 Members' Right to Act; Member Action by Written Consent or Telephone Conference. Except as expressly provided in this Agreement or by non-waivable provisions of the Act, Members shall not have any voting or consent rights under this Agreement or the Act with respect to the Units held by such Person, including with respect to any matters to be decided by the Company or any other governance matters described in this Agreement, and each Member, by its acceptance of any Units or by becoming a party hereto, expressly waives any consent or voting rights (except to the extent expressly provided in this Agreement) or other rights to participate in the governance of the Company, whether such rights may be provided under the Act or otherwise. Except as expressly otherwise provided in this Agreement and except for non-waivable provisions of the Act, the holders of vested Units shall be entitled to one vote per vested Unit held by such holder on all matters (if any) submitted to the Members for a vote. The actions by the Members permitted hereunder may be taken at a meeting called by the Members holding at least a majority of the Units entitled to vote on or consent to the applicable matter on at least twenty-four hours' prior written notice to the other Members entitled to vote thereon or consent thereto, which notice shall state the purpose or purposes for which such meeting is being called. Each voting Member shall be allowed to participate in any such meeting of the Members by means of telephone. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), the Members entitled to vote or consent as to whom it was improperly called or held appears at such meeting without protest, or either before, at or after the meeting, signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent (without a meeting and without a vote) so long as such consent is signed by the Members holding not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereto.

6.8 Representations and Warranties; Acknowledgement of Investment Risk. Each Member, and in the case of a trust or other entity, the individual(s) executing this Agreement on

behalf of the entity (on or after the Effective Date), hereby represents and warrants to the Company and each other Member that:

(a) if that Member is an entity, it has power to enter into this Agreement and to perform its obligations hereunder and that the individual(s) executing this Agreement on behalf of the entity has the power to do so;

(b) the Member was not under any physical or economic duress to enter into this Agreement;

(c) the Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any other Person is required in order to give effect to the transactions contemplated herein;

(d) the Member's obligations under this Agreement are valid, binding and enforceable against the Member in accordance with its terms;

(e) except as specifically provided herein, in relation to this Agreement, no representations have been made to the Members by the Company, David Cantor (the "Founder"), the Managing Member, any other Member or any of their respective Affiliates, officers, directors, shareholders, members, partners, employees, agents, attorneys, assigns, trustees or beneficiaries as to any matter in relation to the assets, liabilities, income, expenses or contemplated businesses of the Company or its subsidiaries or any other aspects of the Company or its subsidiaries and/or transactions in regard to any of the foregoing that have been consummated or agreed to, or are being negotiated or planned or if such representations were made, they have not been relied on by the Member in entering into this Agreement;

(f) there have been no representations made to the Member that the Company (and/or its subsidiaries) will be able to obtain financing or any additional financing;

(g) there have been no representations made in regard to the tax consequences of an investment in the Company and the Member has relied on its own professionals to determine the tax consequences to such Member of an investment in the Company, and each Member hereby covenants, acknowledges and agrees that any tax liability arising from such Member's investment in the Company and/or from the Company's issuance of Units, options or other equity securities to any Member, in each case, shall be the sole responsibility of that Member;

(h) subject to the terms of Section 9.1(b), the Member understands that the Member may have taxable income as a result of an investment in the Company but not receive Distributions to fund the payment of any tax liability resulting from such taxable income;

(i) the Member has had the opportunity to review all records, documents or agreements relating to the Company (and/or its subsidiaries) and/or to have said records, documents or agreements reviewed by his, her or its representatives, and to the extent the

Member did not do so, it was the Member's own decision not to do so;

(j) subject to the terms of Section 11.8, the Member acknowledges that the Company has the right to issue additional Units and/or other securities of the Company and to admit additional Members, each of which would result in a reduction in each Member's Percentage Interest;

(k) the Member is (i) an "accredited investor" and has knowledge, sophistication and experience in financial and business matters such that it is capable of evaluating the merits and risks of receiving and owning its Units and is able to bear the economic risk of such ownership, or (ii) an employee of or consultant to the Company in receipt of Incentive Units in accordance with Rule 701 promulgated under the Securities Act of 1933, as amended (the "Securities Act");

(l) the Member is a United States Person (as such term is defined for purposes of Regulation S under the Securities Act and Code Section 7701(a)(30)) or if the Member is not a "United States Person" for purposes of the Securities Act or Code, the Member has satisfied itself as to the full observance of the laws of its jurisdiction in connection with its receipt of Units, including, without limitation, any and all (i) foreign exchange restrictions applicable to the ownership of the Units, (ii) governmental or other consents that may need to be obtained and (iii) income tax and other tax consequences, if any, that may be relevant to Member's ownership of Units;

(m) the Member has been represented by qualified independent counsel in reviewing this Agreement and otherwise in determining whether to enter into this Agreement;

(n) the Member has been advised that the Units may not be sold, assigned or otherwise transferred except in compliance with the provisions of Section 11 of this Agreement and it must bear the economic risk of the Unit(s) for an indefinite period of time;

(o) the Member acknowledges that the Units to be received by the Member hereunder shall be held for investment purposes only and not with a view to or for sale, public distribution or resale, and it has no present intention of selling, assigning, granting a participation in, or otherwise distributing the interest (except as permitted hereunder);

(p) the Member acknowledges that the Units have not been registered under the Securities Act or any state securities laws, and may not be resold or transferred without appropriate registration or the availability of an exemption from such requirements;

(q) the Member understands that the provisions of Rule 144 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act ("Rule 144"), other than as specifically set forth herein, will not be available for the sale of the Units and that hence, any Disposition of the Units may require compliance with such other exemption as may be available under the Securities Act; and that the Company is under no obligation to take any action in furtherance of making Rule 144 or any exemption available, and in view of the foregoing, the Members may be required to hold the Unit(s) purchased by

the Member indefinitely and, therefore, may be unable to liquidate the Unit(s) in case of an emergency;

(r) owning Units is speculative and involves a high degree of risk of loss;

(s) the Member is entering into this Agreement based on the Member's own knowledge, study and analysis, rather than based on any representations made by the Company, the Founder, the Managing Member, any other Member or any of their respective Affiliates, officers, directors, shareholders, members, partners, employees, agents, attorneys, assigns, trustees or beneficiaries;

(t) if and to the extent that all material facts have not been disclosed to the Member, the Member waives the providing of such disclosures and is nevertheless entering into this Agreement;

(u) the Member has sufficient liquid assets to carry the Unit(s) owned by the Member;

(v) the Member is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) of the Securities Act. Neither the Member nor any of its beneficial owners appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"). The Member further represents that the monies used to fund its investment in the Units are, to the knowledge of the Member, not derived from, invested for the benefit of, or related in any way to, governments of, or Persons within, any country (i) under the U.S. Embargo enforced by OFAC, (ii) that has been designated as a "non-cooperative country or territory" by the Financial Action Task Force on Money Laundering, or (iii) that has been designated by the U.S. Secretary of the Treasury as a "primary money laundering concern." The Member further represents that it does not know or have any reason to suspect that (A) the monies used to fund its investment in the Units have been derived from or related to any illegal activities, including, but not limited to, money laundering activities, and (B) the proceeds of such Member's investment in the Units will be used to finance any illegal activities; and

(w) Schedule A is true and correct with respect to each Member's name and the number of Units owned by the Member, in each case, as of the Effective Date.

6.9 Incentive Units. Each of the Members acknowledges and agrees that at any time after the Effective Date, the Managing Member may create and adopt an incentive plan to provide for the issuance of Units (the "Incentive Units"), and/or issue individual grants of Incentive Units in the absence of such incentive plan, to the employees (including without limitation, the Managing Member), directors, consultants, influencers and other third parties assisting the Company, in such amounts as determined by the Managing Member from time to time, which Incentive Units may be issued in the form of Unit options, restricted Units, profits interest Units and/or any other lawful form of equity compensation. Incentive Units issued in the form of a "profits interest" shall constitute a profits interest within the meaning of Revenue Procedures 93-27 and 2001-43. In accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS

Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Treasury Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Treasury Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of Units while the safe harbor election remains effective. Incentive Units shall be subject to the terms, as determined by the Managing Member, and as provided in the Incentive Unit grant document to be delivered to the Person receiving Incentive Units at the time of grant which shall include the number of Units represented by such Incentive Units, the hurdle or grant/strike price applicable to the Incentive Units (which shall be set at no less than fair value at the time of grant, as determined by the Managing Member), whether and when such Incentive Units receive Distributions (if any), the portion of the Incentive Units that are vesting Units or performance Units, if any, the financial or other objectives that must be satisfied with respect to Incentive Unit, if any, and any other terms or conditions deemed appropriate by the Managing Member including, without limitation, repurchase and forfeiture upon the occurrence of certain events. All rights of "Members" by virtue of Incentive Units shall be subject to, and limited by, the terms of the Incentive Unit grant document. Each holder of Incentive Units shall be treated as the owner of any Incentive Units granted thereto from the date of grant, subject to the terms of the grant, and each holder of Incentive Units shall take into account the distributive share of the Company's income, gain, loss, deduction, and credit associated with such Incentive Units determined in accordance with this Agreement in computing each Incentive Units holder's income tax liability for the entire period during which such Incentive Unit holder owns the Incentive Unit. Holders of Incentive Units shall not have any rights of Members of the Company or otherwise, except as specifically stated herein, and the Incentive Units shall be non-voting Units and such holders of Incentive Units shall have no voting rights for all matters under this Agreement unless specifically required by the Act, and have specifically waived rights to information as set forth in Section 4.5.

6.10 Members as Employees. No Member shall be entitled to employment with the Company or any of its Affiliates by virtue of being a Member.

6.11 Voluntary Loans. The Company may, in its sole discretion, borrow money from one or more Members (including the Founder). Any such voluntary loans shall not be deemed an additional Capital Contribution but shall be a debt obligation of the Company and shall be on such terms as the Managing Member shall reasonably determine.

6.12 Power of Attorney.

(a) Appointment; Power. Each of the Members hereby irrevocably makes, constitutes and appoints the Managing Member and the liquidating trustee, if any, in such capacity as liquidating trustee for so long as it acts as such, and each of them (each such Person, the "Attorney"), as such Member's true and lawful agent and attorney-in-fact, with full power of substitution, and with full power and authority to act in such Member's name and on such Member's behalf, to make, execute, deliver, swear to, acknowledge, file and record (i) copies of this Agreement, and any amendment, modification or change to this Agreement adopted as herein provided; (ii) the original Certificate and all amendments thereto

required or permitted by law or the provisions of this Agreement; (iii) all certificates and other instruments deemed necessary by the Managing Member or any liquidating trustee to carry out the provisions of this Agreement or applicable law, to permit the Company to be treated as a partnership for federal income tax purposes or to provide limited liability to Members in each jurisdiction in which the Company may be doing business; (iv) all agreements, instruments of transfer, certificates and other documents deemed necessary or desirable by the Managing Member in connection with a sale of the Company as provided in Section 11.5 and consistent with the terms and conditions thereof; (v) all conveyances and other instruments or documents deemed necessary by the Managing Member or any liquidating trustee to effect the dissolution or termination of the Company, including a certificate of cancellation (or similar document); (vi) any certificate of fictitious name, if required by law, for the Company; and (vii) such other certificates or instruments as may be required under the laws of the State of Delaware or any other jurisdiction, or by any regulatory agency, as the Managing Member may deem necessary or advisable.

(b) Nature of Power. The power of attorney granted herein:

(i) is coupled with an interest, shall be irrevocable and shall survive and shall not be affected by the subsequent incapacity of any Member;

(ii) may be exercised by the Attorney, either by signing separately as attorney-in-fact for each Member or by a single signature of the Attorney, acting as attorney-in-fact for all of them; and

(iii) shall survive the assignment by a Member of all or any portion of its Units; provided, however, that, where the assignee of all of such Member's Units has been approved by the Managing Member for admission to the Company as a Substitute Member, the power of attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the Attorney to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect such substitution.

(c) Further Documents. Each Member shall execute and deliver to the Company within fifteen (15) days after receipt of the Managing Member's request therefor such further designations, powers-of-attorney and other instruments as the Managing Member reasonably deems necessary to carry out the terms of this Agreement.

6.13 Company Unit Repurchase Right.

(a) Company Licenses. Each Member hereby acknowledges and agrees that he/she/it shall be required to truthfully submit certain documents and provide all legally required disclosures (and, if necessary, be fingerprinted) as required, from time to time, by the Department of Homeland Security or other federal, state or local agency or department. In the event that the Managing Member determines in good faith that the continued ownership of Units by any particular Member (an "Offending Member") jeopardizes (for any reason whatsoever) the Company's ability to obtain, maintain, expand, and/or modify any license held by the Company (or any future or additional license held by the Company or any of its

subsidiaries), due to some action, inaction, or alleged action or inaction of such Offending Member, then, the Company may repurchase all Company Units owned by such Offending Member in accordance with Section 6.13(b).

(b) Company Repurchase Right. In the case of an Offending Member, the Company may, without any action by, or signature of, such Offending Member, upon written notice by the Company to such Offending Member (the "Repurchase Notice"), immediately repurchase all Company Units owned by such Offending Member for a purchase price equal to the book value of such Units (as determined by the Company's accountants, as of the date of the Repurchase Notice). Each Member hereby irrevocably agrees that: (i) the book value of the Units of an Offending Member as determined by the Company's accountants, and the repurchase by the Company of such Units, shall be deemed final, binding and non-appealable upon receipt by such Offending Member of a Repurchase Notice, (ii) the only legal recourse against the Company of an Offending Member shall be to commence an action against the Company for monetary damages only, and (iii) each Member hereby irrevocably waives any claim to enjoin the Company from any such repurchase or for rescission of such repurchase. Each Member acknowledges and agrees that the terms of this Section 6.13 are necessary for the well-being and protection of the Company and expressly agrees to be bound by the terms hereof.

7. MANAGEMENT OF THE COMPANY

7.1 The Managing Member; Delegation of Authority and Duties.

(a) Members and Managing Member. Subject to the terms and conditions of this Agreement, the Managing Member, on behalf of the Members, shall have the sole and exclusive right and authority to manage and control the business and affairs of the Company, and shall possess all rights and powers of a "manager" of a limited liability company as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Members hereby agree to the exercise by the Managing Member of all such powers and rights conferred on them by the Act and this Agreement with respect to the management and control of the Company. No Member, in its capacity as a Member, shall have any power to act for, sign for or do any act that would bind the Company. Each Member acknowledges and agrees that, except as otherwise expressly provided in this Agreement, no Member shall, in its capacity as a Member, be bound to devote any or all of such Member's business time to the affairs of the Company, and that each Member and such Member's Affiliates do and will continue to engage for such Member's own account and for the account of others in other business ventures.

(b) Delegation by Managing Member. The Managing Member shall have the power and authority to delegate to one or more Persons the Managing Member's rights and powers to manage and control the business and affairs of the Company, including to delegate to Officers, agents and employees of the Company or any Member. The Managing Member may authorize any Person (including, without limitation, any Member or Officer) to enter into and perform under any document on behalf of the Company.

7.2 Appointment and Removal of Managing Member.

(a) Appointment. The Founder shall be entitled to appoint the Managing Member. The initial Managing Member shall be the Founder.

(b) Removal. The Founder (or in the event of the death of the Founder, the Founder's Permissible Transferee) shall have the sole and exclusive right to remove the Managing Member at any time. The Managing Member shall remain in office until his or her death, resignation or removal.

7.3 Officers.

(a) Designation and Appointment. The Managing Member may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Managing Member), including employees, agents and other Persons (any of whom may be a Member including the Managing Member) who may be designated as officers of the Company (the "Officers"), with titles including but not limited to "chief executive officer", "president", "vice president", "treasurer", "secretary", "general manager", "director" and "chief financial officer", as and to the extent authorized by the Managing Member. Any number of offices may be held by the same person. In its discretion, the Managing Member may choose not to fill any office for any period as it may deem advisable. Officers need not be Members. Any Officer so designated shall have such authority and perform such duties as the Managing Member may, from time to time, delegate to them in writing. Each Officer shall hold office until his or her successor shall be duly designated and shall qualify, or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. The Officers of the Company, including, but not limited to, an officer that is an affiliate of a Member, may be entitled to reasonable compensation as fixed from time to time by the Managing Member. The Chief Executive Officer and President of the Company shall initially be David Cantor.

(b) Resignation/Removal. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managing Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause at any time by the Managing Member. Designation of an Officer shall not of itself create any contractual or employment rights. Nothing contained in this Section 7.3(b) shall be deemed to limit or otherwise abridge any rights or obligations to which the Company or an Officer may be subject pursuant to the terms of any employment, management or other similar agreement.

(c) Duties of Officers Generally. The Officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a limited liability company to such limited liability company and its unitholders under the laws of the State of Delaware.

(d) Compensation of Officers. The Officers of the Company may be compensated for their services in such amounts as determined by the Managing Member from time to time, in the Managing Member's sole discretion.

7.4 Conflicts of Interest. The Company's accountants, executive officers, and legal counsel may also serve as accountants, executive officers, and legal counsel for any Member, whether actual or potential conflicts exist between the interests of the Members and their Affiliates and the interests of the Company.

7.5 Managing Member's Standard of Care.

(a) The Managing Member shall perform its duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with such care as an ordinarily prudent person in a similar position would use under similar circumstances.

(b) The Managing Member shall not be liable to the Company or any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of gross negligence, bad faith or involve intentional misconduct or knowing violation of law by such Managing Member. Without limiting the generality of the preceding sentence, the Managing Member does not in any way guaranty the return of any Capital Contribution to a Member or a profit for the Members from the operations of the Company or the Company Business.

(c) In discharging its duties, the Managing Member shall be fully protected in relying in good faith upon the records required to be maintained under Section 4 and upon such information, opinions, reports or statements by any Person as to matters the Managing Member reasonably believe are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid.

(d) The Company shall indemnify and hold harmless any Person serving or that previously served as a Managing Member against any claim, loss, damage or expense (including reasonable attorneys' fees) incurred by such Person as a result of any act performed or omitted on behalf of the Company or in furtherance of the Company's interests without, however, relieving such Person of liability for failure to perform his or her duties in accordance with the standards set forth herein or for fraud, embezzlement or acts of gross negligence. The satisfaction of any indemnification and any holding harmless shall be from and limited to Company Property and the other Members shall not have any personal liability on account thereof. The Company shall upon request advance or promptly reimburse to any Person serving or who previously served as a Managing Member and in such capacity entitled to indemnification under this Section 7.5 all expenses, including attorneys' fees and disbursements, reasonably incurred by such Person in defending any action or proceeding in advance of the final disposition thereof upon receipt of an undertaking by such Person to repay such amount if, and only to the extent, such person is ultimately found not to be entitled to indemnification.

(e) If Section 7.5(d) or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless the Managing Member as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any claim or proceeding, whether civil, criminal, administrative or investigative to the fullest extent permitted by any applicable portion of Section 7.5(d) that shall not have been invalidated and to the fullest extent permitted by applicable law. The indemnification provided for in Section 7.5(d) shall apply as written here to acts occurring prior to any amendment of this Agreement, notwithstanding such amendment to this Agreement.

8. CONTRIBUTIONS AND CAPITAL ACCOUNTS

8.1 Initial Capital Accounts. The Members agree the Initial Capital Account for each Member shall be reasonably determined by the Managing Member in good faith.

8.2 Additional Contributions. No Member shall have an obligation to make additional Capital Contributions. Notwithstanding the foregoing, the Managing Member shall have the right to cause the Company to issue to Members, affiliates of Members or other Persons (i) additional Units or other interests in the Company (including other classes or series thereof having different rights), (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other interests in the Company and (iii) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the Company.

8.3 No Obligation to Restore Deficit Balance. Except as required by law, no Member shall be required to restore any deficit balance in its Capital Account.

8.4 Withdrawal; Successors. A Member shall not be entitled to withdraw any part of its Capital Account or to receive any Distribution from the Company, except as specifically provided in this Agreement, and no Member shall be entitled to make any Capital Contribution to the Company. Any Member, including any additional or Substitute Member, who shall receive Units in the Company or whose Units shall be increased by means of a transfer to it of all or part of the Units of another Member, shall have a Capital Account with respect to such Units initially equal to the Capital Account with respect to such Units of the Member from whom such Units are acquired except as otherwise required to account for any step up in basis resulting from a termination of the Company under Section 708 of the Code by reason of such interest transfer.

8.5 Interest. No Member shall be entitled to interest on such Member's Capital Contribution or on any profits retained by the Company.

8.6 Investment of Capital Contributions. The Capital Contributions of the Members may be invested by the Managing Member in demand, money market or time deposits, obligations, securities, investments or other instruments constituting cash equivalents, until such time as such funds shall be used by the Managing Member for Company purposes. Such investments shall be made by the Managing Member for the benefit of the Company.

8.7 No Personal Liability. Neither the Managing Member nor any Officer shall have any personal liability for the repayment of any Capital Contributions or loans of any Member.

9. DISTRIBUTIONS

9.1 Distributions of Net Cash Flow.

(a) Timing and Amount of Distributions. Except as otherwise provided in Section 9.1(b) or Section 12.3, from time to time, the Managing Member, in its sole and absolute discretion, may determine the timing of, and aggregate amount available for, the distribution of the Net Cash Flow of the Company (if any). In any such event, Distributions shall be made to the Members pro rata in accordance with their Percentage Interests.

(b) Tax Distributions. Prior to making a Distribution provided in Section 9.1(a), the Managing Member shall cause the Company to make a tax distribution (a "Tax Distribution") to each of the Members in an amount equal to the Member's projected Tax Amount (as hereinafter defined) for the year of the Distribution. Tax Distributions shall be considered an advance against the next Distribution(s) payable to the applicable Member pursuant to Section 9.1(a) and 12.3(c) and shall reduce such Distributions on a dollar-for-dollar basis. Nothing in this Section 9.1(b) shall require the Company to make Distributions in an amount in excess of the Net Cash Flow of the Company as contemplated under Section 9.1(a).

For purposes of this Section 9.1(b), the "Tax Amount" of a Member for any year shall be deemed to equal the aggregate United States federal, state and local income tax liabilities (including estimated income tax liabilities) of the Member for the year arising from allocations to the Member in such year of the Company's net income and net losses, income, gain, loss, deduction, expense and credit of the Company assuming that such net income, net losses, income, gain, deduction, loss, expense and credit in respect of the Company were the only such items entering into the computation of tax liability of the Member for the year and that such Member was subject to the highest marginal blended federal, state and local tax rate applicable to ordinary income, qualified dividend income or capital gains, as appropriate, for such period for an individual residing in Los Angeles, California or New York, New York (whichever is higher), taking into account for federal income tax purposes, the deductibility of state and local taxes and any applicable limitations on such deductions.

9.2 Incorrect Distributions. To the extent distributions pursuant to Section 9.1 or Section 12.3(c) were incorrectly made, as determined by financial statements of the Company, the recipients shall promptly repay all incorrect payments and the Company shall have the right to set off any current or future sums owing to such recipients against any such incorrectly paid amount.

9.3 Property Distributions.

(a) The Managing Member may make Distributions of cash and other property. In the case of Distributions of other property, the Managing Member need not distribute divided interests in each property to Members and the Managing Member may distribute undivided interests in a Property which are not in proportion to the transferee Members' respective Percentage Interests.

(b) For purposes of this Agreement, any Distribution of property other than cash shall be valued at the fair market value of the distributed property, net of any liabilities subject to which it is distributed.

9.4 Offset. The Managing Member shall cause the Company to offset all amounts owing to the Company by a Member against any Distribution to be made to such Member.

9.5 Amount Withheld. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payments or Distribution shall be treated as amounts distributed to the Members pursuant to Section 9.1(a) for all purposes under this Agreement. The Company is authorized to withhold from Distributions and pay over to any federal, state or local government any amounts required to be withheld pursuant to the Code or any provisions of any other federal, state or local law. If the amount required to be withheld with respect to a Member exceeds the amount which otherwise would have been distributed to such Member, an amount equal to the amount of such excess shall automatically be treated as owed by such Member to the Company which shall be due and payable by such Member to the Company within five (5) days after the giving of written demand therefore by the Managing Member. If such Member (herein called a "Withholding Delinquent Member") shall fail to pay such excess within said five-day period, then (a) interest shall accrue thereon at or equal to the lesser of 18% per annum or the maximum rate permitted by law, (b) such excess amount together with interest accrued thereon as aforesaid shall be a lien upon the interest of the Withholding Delinquent Member in favor of the Company and may be recovered from the first Distributions to which the Withholding Delinquent Member would otherwise have been entitled from the Company until such excess amount is fully repaid together with interest thereon as aforesaid, and (c) the Company, in addition to and without limiting any of its other rights and remedies, may institute an action against the Withholding Delinquent Member for collection of such excess amount and interest; in any such action, the Company shall be entitled to recover, in addition to such excess amount and interest, all attorney's fees, disbursements and court costs incurred by the Company in connection with its efforts to collect the amounts due from such Withholding Delinquent Member. In addition, such Withholding Delinquent Member shall indemnify and hold harmless the Company and each of the other Members and the employees of the Company from all liabilities, losses, costs and expenses, including, without limitation, penalties imposed by the Internal Revenue Service state or local taxing authority, for failure to remit the required amount of taxes to the appropriate governmental authority.

10. ALLOCATIONS AND OTHER TAX MATTERS

10.1 General Allocation of Profits and Losses. After giving effect to the special allocations set forth in Section 10.2 hereof, Profits and Losses of the Company for any Fiscal Year or any other period shall be allocated among the Members so that, as of the end of such Fiscal Year or other period, the sum of (i) the Capital Account of each Member, after making such allocation, (ii) such Member's share of Company Minimum Gain, and (iii) such Member's share of Member Nonrecourse Debt Minimum Gain is, as nearly as possible, equal (or in proportion thereto, if the total amount to be allocated is insufficient) to the Distributions that would be made to such Member (other than in its capacity as a creditor of the Company) pursuant to Section 9.1(a) if the Company were dissolved, its affairs wound up, and its assets sold for cash equal to their respective Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross

Asset Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with Section 9.1(a) to the Members immediately after making such allocation.

10.2 Special Allocations.

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations 1.704-2(f), notwithstanding any other provision of this Section 10, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 10.2 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Section 10, except Section10.2(a), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 10.2 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in paragraphs (4), (5) and (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of Company income and gain shall be specially allocated to such Members in an amount and manner sufficient to eliminate, to the extent required by such Regulations, the Adjusted Capital Account deficit of such Members as quickly as possible, provided that an allocation pursuant to this Section 10.2(c) shall be made only if and to the extent that a Member would have an Adjusted Capital Account deficit after all other allocations provided for in this Section 10 have been tentatively made as if this Section 10.2(c) were not in this Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such

Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 10.2(d) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 10 have been tentatively made as if Sections 10.2(c) and 10.2(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Members in proportion to their respective Percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) or 1.704-1(b)(2)(iv)(*m*)(4), to be taken into account in determining Capital Accounts, as a result of a Distribution to a Member in complete liquidation of his, her or its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be allocated to the Members in a manner consistent with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2(iv)(*m*)(2) applies, or to the Members to whom such Distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2(iv)(*m*)(4) applies.

(h) Curative Allocation. If the Capital Account balances of the Members, determined on a tentative basis (after giving effect to all contributions, Distributions and allocations for all periods), differ from the amounts that will be distributed to them upon the liquidation of the Company, then notwithstanding anything to the contrary herein, items of income, gain, loss and deduction shall be specially allocated among the Members for the Fiscal Year in which the dissolution of the Company occurs (and, if necessary, the prior Fiscal Year), in order to conform the Capital Account balances of the Members to the amounts that will be distributed to them upon the liquidation of the Company.

(i) Loss Allocation Limitation. Notwithstanding the provisions of Section 10.1, Losses (or items of loss) allocated pursuant to Section 10.1 shall not exceed the maximum amount of Losses (or items of loss) that can be so allocated without causing any Members to have a deficit balance in its Adjusted Capital Account at the end of any Fiscal Year. In the event some but not all of the Members would have deficit balances in their Adjusted Capital Accounts as a result of an allocation of Losses (or items of loss) pursuant to Section 10.1, the limitation set forth in this Section 10.2(i) shall be applied on a Member by Member basis so

as to allocate the maximum permissible Losses (or items of loss) to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*). All Losses (or items of loss) in excess of the limitation set forth in this Section 10.2(i) shall be allocated to other Members in accordance with the provisions of Section 10.1, provided that no Losses (or items of loss) shall be allocated to any Members who are not permitted to be allocated any Losses (or items of loss) under this Section 10.2(i).

10.3 Other Allocation Rules.

(a) Profits, Losses, and any other items of income, gain, loss, or deduction shall be allocated to the Members pursuant to this Section 10 as of the last day of each Fiscal Year, provided that Profits, Losses, and such other items shall be allocated at such times as the Gross Asset Values of the Company property are adjusted pursuant to subparagraph (b) of the definition of "Gross Asset Value" in set forth on Appendix I hereto.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as reasonably determined by the Managing Member using any permissible method under Code Section 706 and the Treasury Regulations thereunder. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members for tax purposes in the same proportions as they share Profits or Losses, as the case may be, for the year.

(c) The Members are aware of the income tax consequences of the allocations made by this Section 10 and hereby agree to be bound by the provisions of this Section 10 in reporting their shares of Company income and loss for income tax purposes. It is the intent of the Members that each Member's share of Profits, Losses income, gain, expense, deduction and tax credits shall be determined and allocated for income tax purposes in accordance with this Section 10 to the fullest extent permitted by Code Section 704(b).

(d) "Excess nonrecourse liabilities" of the Company, as determined in accordance with Treasury Regulations Section 1.752-3(a)(3), shall be allocated first to each Member up to the amount of built-in gain on Section 704(c) property (as defined in Treasury Regulations Section 1.704-3(a)(3)(ii)) that is allocable to such Member on the property subject to that nonrecourse liability to the extent that such built-in gain exceeds the gain described in Treasury Regulations Section 1.752-3(a)(2) with respect to such property. The balance of any excess non-recourse liabilities shall be allocated among the Members in proportion to their Percentage Interests.

(e) To the extent permitted by Treasury Regulations Section 1.704-2(h)(3), the Managing Member shall endeavor to treat Distributions of Net Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such Distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

10.4 Tax Allocations: Code Section 704(c).

(a) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with clause (a) of the definition of Gross Asset Value). The Managing Member shall determine how to account for the above utilizing one of the methods provided under Treas. Reg. Section 1.704-3.

(b) In the event the Gross Asset Value of any Company property is adjusted pursuant to clause (b) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

(c) Any elections or other decisions relating to such allocations shall be made by the Managing Member, in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.4 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or Distributions pursuant to any provision of this Agreement.

10.5 Allocation on Transfer. The income, deduction, gain or loss pertaining to a transfer of Units for the Fiscal Year of the transfer, shall be allocated between the transferor and the transferee utilizing the interim closing of the books method of allocation.

10.6 Tax Matters Partnership Representative. The Managing Member shall designate a "Partnership Representative" of the Company, which shall mean a "partnership representative" pursuant to Section 6223 of the Code, as revised by the Bipartisan Budget Act of 2015 (the "Revised Partnership Audit Provisions"). The Partnership Representative shall receive no additional compensation from the Company for its services in that capacity, but all expenses reasonably incurred by the Partnership Representative in such capacity shall be borne by the Company. The Partnership Representative is authorized to employ such accountants, attorneys and agents as it, in its sole discretion, determines is necessary to or useful in the performance of the Partnership Representative's duties. The Partnership Representative designated by the Managing Member shall serve in a similar capacity with respect to any similar tax related or other election provided by state or local laws. The Partnership Representative shall initially be the Managing Member. The Members agree to cooperate in good faith, including without limitation by timely providing information reasonably requested by the Managing Member. For any Fiscal Year in which the Company is eligible to make the election in Code Section 6221(b), as amended by the Revised Partnership Audit Provisions, to have subchapter C of Chapter 63 of Subtitle F of the Code apply to the Company, the Partnership Representative shall cause the Company to timely make such election; provided, however, if the Company is not eligible to make such election for such Fiscal Year and the Company is audited by the Internal Revenue Service, the Partnership Representative shall, make, on a timely basis, the election provided in Code Section 6226(a), as amended by the Revised Partnership Audit Provisions to treat a "partnership adjustment" as an adjustment to be taken into account by each Member in accordance with Code

Section 6226(b). The Partnership Representative may not settle any dispute with the Internal Revenue Service or any applicable tax authority without the consent of the Managing Member. The Company shall make any payments it may be required to make under the Revised Partnership Audit Procedures and, in the reasonable discretion of the Managing Member, allocate any such payment among the current or former Members for the audited taxable year to which the payment relates (the "reviewed year") in a manner that reflects the current or former Members' respective interests in the Company for such reviewed year and any other factors taken into account in determining the amount of the payment (with the intent of apportioning the payment in the same manner as if the Company had made the election under Section 6226 of the Code and the payment had been assessed directly against such Member). To the extent payments are made by the Company on behalf of or with respect to a current Member in accordance with this Section 10.6 (a "Tax Payment"), such amounts shall, at the election of the Managing Member, (i) be applied to and reduce the next Distribution(s) otherwise payable to such Member under this Agreement or (ii) be paid by the Member to the Company within one hundred eighty (180) days of written notice from the Managing Member requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the Company an amount equal to the amount of such Tax Payment made on behalf of or with respect to it within one hundred eighty (180) days of written notice from the Managing Member requesting the payment. In the event that a Member or former Member fails to timely make the payment of a Tax Payment requested by the Managing Member, then the provisions of Section 9.5 shall apply to the delinquent Tax Payment (and for purposes of applying Section 9.5, the delinquent Tax Payment shall be treated as a withheld tax and the Member (or former Member) who fails to timely make the payment being treated as the Withholding Delinquent Member. The provisions contained in this Section 10.6 shall survive the dissolution of the Company and the withdrawal of any Member or the transfer of any Member's Units. Unless otherwise determined by the Managing Member, the Company shall not elect to accelerate the effective date of the amendments made by section 1101 of the Bipartisan Budget Act of 2015 with respect to the Company.

10.7 Tax Elections.

(a) Except as otherwise provided herein, the Managing Member shall make any and all elections for federal, state, and local tax purposes.

(b) Except as otherwise required by law, upon a transfer by a Member of Units, which transfer is permitted by the terms of this Agreement, or upon the death of a Member or the Distribution of any Company property to one or more Members, the Managing Member, upon the request of one or more of the transferees or distributees, may in their reasonable discretion cause the Company to file an election on behalf of the Company, pursuant to Section 754 of the Code, to cause the basis of the Company's property to be adjusted for federal income tax purposes in the manner prescribed in Section 734 or Section 743 of the Code, as the case may be. The cost of preparing such election, and any additional accounting expenses of the Company occasioned by such election, shall be borne by such transferees or distributees.

11. TRANSFER OF UNITS

11.1 Compliance with Securities Laws. No Unit has been registered under the Securities Act of 1933, as amended, or under any applicable state securities laws. A Member may not transfer (a transfer, for purposes of this Agreement, shall be deemed to include, but not be limited to, any sale, transfer, assignment, pledge, creation of a security interest or other disposition) all or any part of such Member's Units, except in accordance with the terms of this Agreement and upon full compliance with the applicable federal and state securities laws. The Managing Member shall have no obligation to register any Member's Units under the Securities Act of 1933, as amended, or under any applicable state securities laws, or to make any exemption therefrom available to any Member.

11.2 Restrictions on Transfer Generally.

(a) A Member may not withdraw as a Member or directly or indirectly sell, assign or transfer his, her or its Units, except in accordance with this Section 11.

(b) Except as set forth in Section 11.3, no Member may transfer any Units without the prior written consent of the Managing Member (including, without limitation, with respect to the identity of the transferee and the consideration being paid for the Units), which consent may be withheld in the Managing Member's sole discretion.

(c) A Member may not sell, assign or transfer his, her or its Units (other than a transfer upon the death of a Member to the Member's executors or administrators), unless upon such transfer, and as a condition to such transfer, the Member satisfies all debts of such Member to the Company.

(d) Except as otherwise expressly provided herein, and except as required by a creditor of the Company, a Member may not pledge, hypothecate, encumber or grant a security interest in all or any of its Units.

(e) Except as otherwise expressly provided herein, as a pre-condition to any transfer permitted under this Section 11:

(i) The transferor shall assume all costs incurred by the Company in connection with the transfer;

(ii) Upon the request of the Managing Member, the transferor shall furnish to the Company a written opinion of counsel, satisfactory in form and substance to counsel for the Company, or other evidence satisfactory to the Managing Member in its sole discretion, that such transfer complies with applicable federal and state securities laws;

(iii) The transferor shall pay such fees as may be reasonable to pay the costs of the Company in effecting such transfer;

(iv) The transferee shall execute and deliver to the Company a subscription agreement and/or joinder page to this Agreement, in each case, in a form satisfactory

to the Managing Member and shall otherwise adopt and approve in writing all the terms and provisions of this Agreement then in effect; and

(v) The transferee shall have assumed the obligations, if any, of the transferor to the Company.

(f) Transfers will be recognized by the Company as effective only upon the close of business on the last day of the calendar month following satisfaction of the above conditions.

(g) For purposes of this Section 11, the transfer of a Member's Units upon the death of a Member shall be deemed to occur first when transferred to the executors or administrators and then when the Units are distributed by the executors or administrators of the deceased Member's estate.

11.3 Transfers to Permissible Transferees.

A Member may transfer such Member's Units to a Permissible Transferee without the consent of the Managing Member; provided, however, that such Permissible Transferee executes and agrees to be bound by the terms of this Agreement (and/or any amendment, restatement or replacement of this Agreement, together with all other then-governing documents of the Company), and is not a competitor of the business of the Company. With respect to a particular Member, the term "Permissible Transferee" means any of the following Persons:

(a) such Member's spouse, parents, issue and siblings;

(b) a trust of which any of the foregoing Persons and/or the transferring Member himself are the sole beneficiaries;

(c) a beneficiary of a trust described in Section 11.3(b);

(d) in the case of a Member who is an individual, the executors or administrators of such individual's estate and a Person who would be a Permissible Transferee of the deceased Member if the deceased Member was alive;

(e) a partnership, corporation, limited liability company or other entity in which all of the beneficial interests are owned by one or more of the Persons described in Sections 11.3(a)-(d) and which has a binding agreement among the owners of such entity that prohibits transactions that would result in an indirect transfer of Units to a Person who would not be a Permissible Transferee of any of the Persons who are equity owners of such entity if they were direct Members;

(f) an equity owner of an entity described in Section 11.3(e) that was one of the equity owners of such entity at the time it was the transferee of Units or who would be a Permissible Transferee of such Person if such Person was a Member; or

(g) any Affiliate of a Member or the Company.

11.4 Status of Transferee. A Person acquiring Units in accordance with this Agreement who is a Permissible Transferee of a Member automatically shall become a Member (subject to the provisions of Sections 11.2 and 11.3). A Member acquiring additional Units in accordance with this Agreement automatically shall become a Member with respect to such acquired Units. No Person acquiring Units pursuant to this Section other than a Person who is already a Member or a Person who is a Permissible Transferee of a Member shall become a Member unless such Person is approved by the Managing Member, which consent may be arbitrarily withheld. If no such approval is obtained:

(a) such Person's Units shall only entitle such Person to receive the Distributions and allocations of Profits and Losses to which the Member from whom or which such Person received such interest would be entitled; and

(b) such Person shall not obtain any rights to vote as a Member or otherwise participate in the management of the Company.

Upon the dissolution or adjudication of bankruptcy of a Member, such Member's successors or legal representatives shall not be substituted as a Member except as otherwise provided in Sections 11.2, 11.3 and/or this 11.4. Any attempted disposition of a Unit, or any part thereof, not in compliance with this Section 11 shall be void *ab initio* and ineffectual and shall not bind the Company.

11.5 Bring-Along Rights. In the event that the Founder and the Members owns more than fifty percent (50%) of the issued and outstanding Units, other than Incentive Units (with Incentive Units being disregarded for purposes of this Section 11.5) ("Selling Members"), propose to sell or otherwise dispose of all of their respective Membership Interests to a third-party buyer, then, the remaining minority Members (the "Minority Members") shall at the election of such Selling Members, also sell or otherwise dispose of their Units pursuant to the identical terms and conditions negotiated by the Selling Members for the sale or other disposition of Units; provided, however, that the terms and conditions (including the price per Unit and form of consideration) for such sale shall be no less favorable to the Minority Members than to the Selling Members (the "Bring-Along Sale"). Subject to the foregoing, the Members hereby agree, at the request of the Selling Members (as set forth above), (i) to execute and deliver a definitive agreement providing for the sale of their Units, together with any related documents, in such form as determined by the Selling Members, provided that the Minority Members will not be required to give any representations and warranties other than the representations relating to title to the Units and due authority to execute the definitive agreement and the Minority Members will not be required to provide any indemnification to the buyer (other than for breach of such representations and warranties), and (ii) to vote all of their Units in favor of approval and adoption of a merger or other acquisition agreement between the Company and the third-party buyer, in such form as determined by the Selling Members. The Minority Members and the Selling Members will each pay their own expenses incurred in connection with the sales or other dispositions of Units in which the Selling Members have exercised bring-along rights pursuant to this Section 11.5, and the Company will not bear any expenses in connection with the sale, other than any expense reimbursement, topping fee, break-up fee or other amounts payable to a buyer pursuant to a definitive agreement, which expenses shall be the obligation of the Company and not any Member. The consideration from such Bring-Along Sale shall be allocated and paid to each Member in an

amount equal to the product of (a) the number of Units sold by such Member pursuant to this Section 11.5 multiplied by (b) the Implied Unit Value for such Units.

11.6 Right of First Refusal.

(a) Subject to the provisions of Section 11.2(b), if any Member (the "Offeror") desires to sell or otherwise dispose of any or all of their respective Units (the "Offered Interest") (other than pursuant to Section 11.3 or Section 11.5), the Offeror must have first received a Bona Fide Offer. Upon receipt of a Bona Fide Offer, the Offeror shall deliver a written notice (the "Right of First Refusal Notice") to the Company and the other Members, other than Members in respect of Incentive Units (with Incentive Units being disregarded for purposes of this Section 11.6) (each, a "Non-Transferring Member"), which Right of First Refusal Notice shall include a copy of the Bona Fide Offer, and shall set forth all relevant information regarding such proposed transfer, including, but not limited to, (i) the identity and address of the proposed transferee, (ii) the Units associated with such Offered Interest, (iii) the form and amount of consideration to be paid by such proposed transferee for such Offered Interest, (iv) all other material terms and conditions of such proposed transfer, and (v) if a transfer agreement has been prepared, a copy of such document.

(b) The Company shall have the primary right, but not the obligation (the "Company Right of First Refusal Option"), to purchase some or all of the Offered Interest at the purchase price set forth in the Bona Fide Offer (the "Purchase Price"). The Company may exercise the Company Right of First Refusal Option by providing written notice thereof to the Offeror within fifteen (15) days after its receipt of the Right of First Refusal Notice (the "Company Right of First Refusal Option Period"), during which time such Bona Fide Offer shall remain open and irrevocable. If, at the expiration of the Company Right of First Refusal Period, the Company has not exercised the Company Right of First Refusal Option in full, the Company shall notify the Non-Transferring Members in writing of the same (the "Remainder Notice"), and the Non-Transferring Members shall then have the right to purchase some or all of such Member's pro rata portion of the Offered Interest at the Purchase Price (the "Non-Transferring Member Right of First Refusal Option"). Any Non-Transferring Member may exercise its Non-Transferring Member Right of First Refusal Option by providing written notice thereof to the Offeror within ten (10) days after its receipt of the Remainder Notice (the "Non-Transferring Member Right to First Refusal Option Period"). In either event, if the Purchase Price consists of, or includes, non-cash consideration, (i) the fair market value of such non-cash consideration shall be determined pursuant to Section 11.6(d), (ii) the Company Right of First Refusal Option Period shall not commence until the fair market value of such non-cash consideration has been so determined, and (iii) the Company and/or the Non-Transferring Members, as applicable, shall have the right to pay the Offeror a cash amount (in lieu of delivering such non-cash consideration) equal to the ratable portion of the fair market value of such non-cash consideration attributable to the Purchase Price. In the event that the Company and/or any Non-Transferring Member elects to exercise the Company Right of First Refusal Option or the Non-Transferring Member Right of First Refusal Option, as applicable, such Person(s) shall pay the Offeror the Purchase Price for the Offered Interest so purchased on or before the fifteenth (15th) day after the expiration of the Company Right of First Refusal Option Period or the Non-Transferring Member Right of First Refusal Option Period, as applicable.

(c) If the Company and/or one or more Non-Transferring Members do not elect to purchase all of the Offered Interest pursuant to Section 11.6(b), then, the Offeror shall have the right, but not the obligation, subject to compliance with Sections 11.1, 11.2 and 11.7, to transfer all of the Offered Interest to the proposed transferee, for the Purchase Price and upon the other terms and conditions set forth in the Right of First Refusal Notice, which right shall be exercisable for a period of sixty (60) days immediately following the expiration of the Company Right of First Refusal Option Period or the Non-Transferring Member Right of First Refusal Option Period, as applicable. If the transfer is not consummated within such period in the manner described above, then the Offeror shall continue to hold the Offered Interest subject to the provisions of this Agreement and the provisions of this Section 11 must be satisfied *de novo* before the Offeror can transfer the Offered Interest.

(d) In the event that the consideration offered by a proposed transferee in a Bona Fide Offer consists, in whole or in part, of non-cash consideration, the fair market value of such non-cash consideration shall be determined by the Offeror in its good faith reasonable discretion, and shall be set forth in the Right of First Refusal Notice. If the Company based upon its good faith reasonable belief, objects to such fair market value determination within ten (10) days after delivery to it of the Right of First Refusal Notice, the fair market value of such non-cash consideration shall be determined in writing by a duly qualified appraiser having a minimum of five (5) years' experience in making similar appraisals (the "Qualified Appraiser") selected by the Managing Member. The Qualified Appraiser appointed hereunder shall prepare and deliver to each of the Offeror, Offeree and the Managing Member a written appraisal of the fair market value of the non-cash consideration as of the date of the Right of First Refusal Notice. In the event the Qualified Appraiser determines that the Offered Interest is worth less than the Purchase Price originally set forth in the Right of First Refusal Notice, the Offeror shall be responsible for the reasonable fees of the Qualified Appraiser (otherwise, the Company shall pay for such fees). The fair market value determination of the Qualified Appraiser shall be binding on the Offeror, the Company and the Non-Transferring Members. For the avoidance of doubt, the right to require an appraisal shall belong to the Company only, and not to any Non-Transferring Member.

(e) The Company and each Member hereby acknowledges that time is of the essence with respect to the determination of any non-cash consideration pursuant to Section 11.6(d), and hereby agrees to cooperate fully with the other parties, and take all necessary and advisable actions, in order to facilitate the determination of such fair market value in an expeditious and timely manner, including without limitation, by executing additional instruments, documents and agreements as may be reasonably necessary to facilitate the determination of such fair market value.

(f) Notwithstanding anything to the contrary herein, the applicability of some or all of the provisions of this Section 11.6 may be waived in accordance with Section 14.10.

11.7 Tag-Along Rights.

(a) If any Offeror desires to transfer more than five percent (5%) of the Company's issued and outstanding Units (other than pursuant to Section 11.3), and the Company and the Non-Transferring Members have not exercised their rights to purchase such Units pursuant to

Section 11.6, then, the Offeror shall deliver a written notice (the "Tag-Along Notice") to each Member, other than Members in respect of Incentive Units (with Incentive Units being disregarded for purposes of this Section 11.7), no later than three (3) days after the expiration of the Company Right of First Refusal Option Period or the Non-Transferring Member Right of First Refusal Option Period, as applicable. The Tag-Along Notice shall include all of the information previously included in the Right of First Refusal Notice. Each Member shall have the right to elect to participate in the proposed transfer, upon the terms and conditions set forth in the Tag-Along Notice, by delivering written notice (the "Tag-Along Exercise Notice") of such election to the Offeror within fifteen (15) days after the Tag-Along Notice is delivered to such Member (such fifteen (15) day period, the "Tag-Along Option Period"). Each Member shall be entitled, but is not required, to sell to the prospective transferee, on substantially the same terms and conditions as the Offeror, such Member's Allocated Tag-Along Portion and to receive consideration in regard to its Allocated Tag-Along Portion in an amount equal to the product of (a) the number of Units sold by such Member pursuant to this Section 11.7 multiplied by (b) the Implied Unit Value for such Units. Each Member that exercises its right to sell any portion of its Units pursuant to this Section 11.7(a) agrees to timely take all such other actions as the Offeror reasonably requests in connection with such proposed transfer, and to make representations and warranties and agree to covenants and indemnities that are substantially similar to those made by the Offeror in connection with such transfer. For purposes of clarification, if any Member elects to sell its Allocated Tag-Along Portion pursuant to this Section 11.7(a), the aggregate Units to be transferred by the Offeror shall be reduced by an amount equal to such electing Member's Allocated Tag-Along Portion.

(b) Failure by a Member to deliver to the Offeror the Tag-Along Exercise Notice prior to the expiration of the Tag-Along Option Period shall be deemed an election of such Member not to participate in the proposed transfer. To the extent that any prospective transferee refuses to purchase such Units from any Member pursuant to this Section 11.7, the Offeror shall not sell any Units to such prospective transferee unless and until, simultaneously with such sale, the Offeror purchases such Units from such Member(s) for substantially the same consideration and on substantially the same terms and conditions as set forth in the Tag-Along Notice.

(c) Notwithstanding anything to the contrary herein, the applicability of some or all of the provisions of this Section 11.7 may be waived in accordance with Section 14.10.

11.8 Preemptive Right of Members. Each Member, other than Members in respect of Incentive Units (with Incentive Units being disregarded for purposes of this Section 11.8), shall have the right, but not the obligation, to purchase up to such Member's pro rata share of all Units that the Managing Member may, from time to time, propose to sell and issue after the Effective Date of this Agreement (a "New Issuance"). Any Member's pro rata share of any New Issuance shall equal the product of (i) the number of Units proposed to be sold pursuant to such New Issuance, multiplied by (ii) such Member's Percentage Interest immediately prior to such New Issuance. If the Managing Member proposes any New Issuance, it shall give each Member written notice of its intention, describing the New Issuance, and the price, terms and conditions upon which the Company proposes to issue new Units. Each Member shall have ten (10) days from the giving of such notice to agree to purchase up to its pro rata share of the Units being sold pursuant to such New Issuance for the price

and upon the terms and conditions specified in the notice by giving written notice thereof to the Managing Member and stating therein the quantity of Units such Member desires to purchase. Notwithstanding anything to the contrary herein, the defined term "New Issuances" shall not include, and the preemptive rights set forth in this Section 11.8 shall not apply to, any Units issued or issuable:

(i) pursuant to any incentive plan, or any other equity purchase plans or other similar agreements of the Company, or other incentive-type arrangements, in each case, on terms approved by the Managing Member;

(ii) pursuant to a transaction, including with respect to any equity financing, involving the Company, and any Member or third party whom the Managing Member, in the Managing Member's sole discretion determines to be a strategic and/or institutional investor or partner;

(iii) pursuant to an acquisition of another entity by the Company by merger, consolidation or similar business combination, or acquisition of all or substantially all of the equity or assets of such entity, which is approved by the Managing Member;

(iv) to equipment lessors, banks, or similar institutional credit financing sources pursuant to plans or arrangements;

(v) to the public pursuant to an initial public offering of the Company's securities (an "IPO"); or

(vi) to any Member in respect of, in exchange for, or in substitution for Units, by reason of any unit split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise.

Notwithstanding anything to the contrary herein, the applicability of some or all of the provisions of this Section 11.8 may be waived in accordance with Section 14.10.

12. DISSOLUTION AND WINDING UP

12.1 Dissolution. The Company shall be dissolved and its affairs wound up, upon the first to occur of any of the following events (each of which shall constitute a "Dissolution Event"):

(a) the expiration of the term of this Agreement, unless the Company is continued with the consent of a majority in interest of the Members; or

(b) a determination to dissolve the Company by the Managing Member.

For the avoidance of doubt, the bankruptcy of any Member shall not constitute a Dissolution Event.

12.2 Effect of Dissolution. Upon dissolution, the Company shall not be terminated and shall continue until the winding up of the affairs of the Company is completed and a certificate of dissolution has been issued by the Secretary of State of the State of Delaware.

12.3 Distribution of Proceeds Upon a Liquidation Event. Upon the occurrence of a Liquidation Event that does not constitute a Partial Sale, the Managing Member (or, if there is no Managing Member then remaining, such other Person(s) designated by the consent of a majority in interest of the Members) shall take full account of the assets and liabilities of the Company, shall liquidate the assets (unless the Managing Member determines that a Distribution of any Company Property in-kind would be more advantageous to the Members than the sale thereof) as promptly as is consistent with obtaining the fair value thereof, and shall apply and distribute the proceeds therefrom in the following order:

(a) first, to the payment of the debts and liabilities of the Company to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of such debts and liabilities, and to the payment of necessary expenses of liquidation;

(b) second, to the setting up of any reserves which the Managing Member may deem necessary or appropriate for any anticipated obligations or contingencies of the Company arising out of or in connection with the operation or business of the Company. Such reserves may be paid over by the Managing Member to an escrow agent or trustee selected by the Managing Member to be disbursed by such escrow agent or trustee in payment of any of the aforementioned obligations or contingencies and, if any balance remains at the expiration of such period as the Managing Member shall deem advisable, shall be distributed by such escrow agent or trustee in the manner hereinafter provided; and

(c) then, to the Members pro rata in accordance with their Percentage Interests;

Notwithstanding anything to the contrary herein, a Member shall not participate in any Distributions under this Section 12.3 on account of any Incentive Units held by such Member until the Distributions to the Members under Section 12.3(c) on account of their Units equal the benchmark value or distribution threshold established with respect to such Incentive Units as of the date on which such Incentive Units were originally issued by the Company (if any), and any Distribution not made to a Member by reason of the foregoing proviso shall instead be divided among, and distributed to, the other Members whose right to participate in such Distribution is not limited by the foregoing proviso.

Liquidation Event proceeds shall be paid within sixty (60) days of the end of the Company's taxable year in which the Liquidation Event occurs, or on such earlier date as may be determined by the Managing Member. Such Distributions shall be in cash or property (which need not be distributed proportionately) or partly in both, as determined by the Managing Member.

If at the time of a Liquidation Event, the Managing Member shall determine that an immediate sale of some or all Company Property would cause undue loss to the Members, the Managing Member may, in order to avoid such loss, defer liquidation.

12.4 Payment of Proceeds from a Partial Sale. The proceeds from a Partial Sale shall be distributed to each Member in an amount equal to the product of (a) the number of Units sold by such Member pursuant to such Partial Sale multiplied by (b) the Implied Unit Value for such Units. As a result of and in connection with the Partial Sale, the benchmark value or distribution threshold applicable to the Incentive Units shall be reduced by an amount equal to the product of such benchmark value or distribution threshold, multiplied by the Partial Sale Percentage. In the event of

a Liquidation Event occurring subsequent to such Partial Sale, the proceeds from such Liquidation Event shall be allocated and paid to the Members in accordance with Section 12.3, except that the benchmark value or distribution threshold applicable to the Incentive Units shall be applied as adjusted pursuant to this Section 12.4.

12.5 Winding Up and Filing Certificate of Dissolution. Upon the commencement of the winding up of the Company, a Certificate of Dissolution shall be delivered by the Company to the Secretary of State of the State of Delaware for filing. The Certificate of Dissolution shall set forth the information required by the Act. The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property of the Company has been distributed to the Members.

12.6 Conversion to Corporation.

(a) Conversion to Corporation in connection with an IPO. Notwithstanding anything to the contrary contained in this Agreement, if at any time the Company commences the process of conducting an IPO, the Company may convert to a corporation, or may otherwise reorganize, through member exchange, or otherwise, so that the Company becomes a subsidiary or parent of a corporation, or distributes the stock of a corporate subsidiary to the Members (which may use an "Up-C" structure) (in either such case, such new corporation is referred to herein as the "Folk Revival Corporation"), which such conversion or reorganization may be accomplished in the manner specified by the Managing Member through one or more transactions or structures (which shall include each Member being afforded the same opportunity to contribute its Units, or its interest in the entity holding such Units, to the Folk Revival Corporation or otherwise participate in such conversion or reorganization). The Company shall notify the Members (including at least twenty (20) days prior notice of the effectiveness of a registration statement under the Securities Act with respect thereto) of any such conversion or reorganization, and the Members and holders of Units will (a) cooperate with the Managing Member in all respects in such conversion and enter into any transaction required to effect such conversion, (b) vote their Units in favor of any such transaction required to consummate such conversion, if requested by the Managing Member and not exercise any dissenter's rights or rights to seek an appraisal under applicable law in connection with such conversion and (c) execute all agreements, documents and instruments reasonably required by the Managing Member consistent with this Section 12.6. For the avoidance of doubt, this Section 12.6 shall be deemed to require all Members to enter into any documents required to give effect to such structure, including customary provisions related to the operation and governance of such structure, in order to give effect to the intent of this Section 12.6. The formation of the Folk Revival Corporation shall be done on a tax free basis to the Members (except in connection with an "Up-C" IPO) and in a manner that protects the economic and governance rights of the Members, such that each Member shall retain the same relative economic interests in the Folk Revival Corporation to the maximum extent practical as they held in the Company and shall continue to have the same relative rights, privileges, preferences, contractual and governance rights and obligations relating to such economic interests as they had relative to their economic interests in the Company and shall have the same voting rights, consent rights and covenant protections that they enjoy

with respect to the Company. The parties agree that upon an IPO there shall be one class of shares of stock.

(b) Conversion to Corporation upon Election. Notwithstanding anything to the contrary contained in this Agreement, upon the written election of the Managing Member, the Company shall convert to the Folk Revival Corporation, which such conversion or reorganization may be accomplished in the manner specified by the Managing Member through one or more transactions or structures. The Company shall notify the Members of any such conversion or reorganization, and the Members and holders of Units will (a) cooperate with the Managing Member in all respects in such conversion and enter into any transaction required to effect such conversion, (b) vote their Units in favor of any such transaction required to consummate such conversion, if requested by the Managing Member and not exercise any dissenter's rights or rights to seek an appraisal under applicable law in connection with such conversion and (c) execute all agreements, documents and instruments reasonably required by the Managing Member consistent with this Section 12.6. The formation of the Folk Revival Corporation shall be done on a tax free basis to the Members if possible and in a manner that protects the economic and governance rights of the applicable Members, such that each Member shall retain the same economic interests in the Folk Revival Corporation as they held in the Company and shall continue to have the same relative rights, privileges, preferences, contractual and governance rights and obligations relating to such economic interests as they had relative to their economic interests in the Company and shall have the same voting rights, consent rights and covenant protections that they enjoy with respect to the Company.

(c) Conversion of Units. Upon such conversion, the Units will be converted into stock of the Folk Revival Corporation on the following terms or such other terms as the Managing Member otherwise reasonably elects:

(i) *Common Units*. The Company's outstanding Common Units will be converted into shares of a class of common stock of the Folk Revival Corporation having substantially the same designations preferences, privileges or powers and relative, participating, optional or other special rights or qualifications, limitations or restrictions as those applicable to the Common Units (other than as to matters that reflect inherent differences between corporate and limited liability company form).

(ii) *Preferred Units*. To the extent Company hereinafter creates preferred units, such preferred units will be converted into shares of a class of preferred stock of the Folk Revival Corporation having substantially the same designations preferences, privileges or powers and relative, participating, optional or other special rights or qualifications, limitations or restrictions as those applicable to the preferred Units (other than as to matters that reflect inherent differences between corporate and limited liability company form); provided that pending the closing of an IPO pursuant to Section 12.6(a), the Company's outstanding preferred Units will be converted into shares of a class of capital stock of the Folk Revival Corporation having substantially the same designations, preferences, privileges or powers and relative, participating, optional or other special rights or qualifications, limitations or restrictions as those

applicable to the preferred Units (other than as to matters that reflect inherent differences between corporate and limited liability company form) and upon the closing of such IPO, shall be converted into common stock of the Folk Revival Corporation, *mutatis mutandis*, as if the preferred Units were converted into Common Units immediately prior to the conversion of the Company.

(iii) *Incentive Units*. The Managing Member shall, in good faith, determine the fair market value of each Incentive Unit, and each Incentive Unit shall be converted into either a number of shares of common stock, warrants, stock options or other securities of the Folk Revival Corporation, as determined by the Managing Member in its sole discretion, in each case, of substantially equivalent fair market value as that of and having the same designations preferences, privileges or powers and relative, participating, optional or other special rights or qualifications, limitations or restrictions as those applicable to the Incentive Units (other than as to matters that reflect inherent differences between corporate and limited liability company form). For the avoidance of doubt, the fair market value of each Incentive Unit shall be determined based on the proceeds that would be distributed in respect of such Incentive Unit if the assets of the Company were liquidated for their fair market value and the proceeds of such liquidation were distributed pursuant to Section 12.3.

(d) Termination of Agreement. Upon conversion to corporate form pursuant to this Section 12.6, the rights and obligations of the Members under this Agreement shall terminate, except that the Folk Revival Corporation shall enter into an agreement with the Members which shall apply, mutatis mutandis, all of the provisions of this Agreement to the Folk Revival Corporation (except to the extent that the terms or provisions of such agreements are made expressly inapplicable following an IPO). Following an IPO, the provisions of this Agreement shall be terminated and not be applicable to the Folk Revival Corporation.

13. PROPRIETARY INFORMATION; CONFIDENTIAL INFORMATION

13.1 Proprietary Information. Each Member acknowledges and agrees that it may receive and become aware of certain Information (as hereinafter defined) of the Company which is proprietary or confidential in nature, including, without limitation, any and all Information of the following types: (a) marketing and customer data (including, but not limited to, the identity of customers and customer lists); (b) business or financial information, tax returns, financial statements, projections, business plans or strategic or marketing plans, market studies or analyses, prospectuses; (c) cost and expense information, pricing and discount information, gross or net profit margins or analyses; (d) Company IP, including any artwork, logos, recipes, formulae, software, trade secrets, trademarks, patents, unpatented inventions, secrets, manufacturing or proprietary processes; (e) codes, designs, programs, processes, techniques, databases and Internet web-page designs; (f) terms, conditions, provisions or obligations of any contracts or agreements to which the Company is a party; (g) personnel data; (h) other non-public information concerning the Company Business; and (i) any other information the disclosure of which might harm or destroy the competitive advantage of the Company (all of the foregoing shall hereinafter be referred to as the "Proprietary Information").

For purposes of this Section 13.1, "Information" means and includes any data or information of the Company, including, without limitation, data or information in the form of (i) any written information, reports, documents, books, notebooks, memoranda, charts or graphs; (ii) computer tapes, disks, files, electronic mail (email) or other mechanical or electronic media; (iii) oral statements, representations or presentations; (iv) audio, visual or audio-visual materials or presentations, including audiotapes, videocassettes, laser discs, CDs or electronic or digital audio files; and (v) any other documentary, written, magnetic or other permanent or semi-permanent form. Notwithstanding the foregoing, the Proprietary Information shall not include any information which (w) a Member obtains other than as a result of being a Member, (x) is generally known, generally available in the public domain, (y) is required to be disclosed in the context of any administrative or judicial proceeding, or (z) is required by legal process, law or any governmental, administrative or regulatory authority. Each Member, including the Founder, acknowledges, covenants and agrees that, unless otherwise explicitly agreed pursuant to a separate written agreement made by and between the Company and any Member, all Proprietary Information shall be the sole property of the Company and no Member has any right, title or interest, and no Member shall acquire any right, title or interest of any kind or nature whatsoever in or to the Proprietary Information.

13.2 Confidentiality. Each Member agrees that it shall not, directly or indirectly, disclose or divulge any Proprietary Information except: (a) to such Member's attorneys, accountants, and financial advisors on a "need to know" basis so long as such Persons are legally bound to confidentiality provisions that are at least as restrictive as the terms of Section 13.1 and this Section 13.2, and any breach by such Persons is also treated as a breach by the disclosing Member; (b) as required by legal process, law or any governmental, administrative or regulatory authority, provided that prior to making such disclosure the Member shall notify the Company promptly of such request in writing so as to give the Company the opportunity to keep such information confidential to the greatest extent permitted by law, and (c) in connection with fulfilling the Member's obligations to the Company or enforcing the Member's rights under this Agreement or any other agreement with the Company.

13.3 Non-Disparagement. Each Member hereby covenants and agrees, while it is a Member and at any time thereafter, that it shall not, and if the Member is not a natural person that it shall cause its directors, officers, managers, employees, agents and owners not to, directly or indirectly, disparage, criticize, defame, slander or otherwise make any negative statements or communications regarding the Company, the Managing Member, or any of their Affiliates, including, without limitation, any of their respective past and present members, investors, officers, managers, directors or employees. Nothing in this Agreement or otherwise shall prohibit any Member from (a) making any communications required by applicable law or any report to any governmental agency or entity; (b) fulfilling any obligation to provide testimony, information or documents in response to a subpoena, deposition notice, other legal process or to inquiries from federal, state or local government officials; (c) engaging in private communications with such Member's legal and other professional advisors; or (d) making other disclosures that are protected under the whistleblower provisions of any applicable federal or state law or regulation.

13.4 Equitable Relief. Each Member hereby acknowledges and agrees that the breach by such Member of its covenants and obligations under this Section 13 is likely to cause irreparable harm and significant injury to the Company which could be difficult to limit or quantify.

Accordingly, such Member agrees that the Company shall have the right to seek an immediate injunction, specific performance or other equitable relief due to any such breach, without posting any bond therefor, in addition to any other remedies that may be available to the Company or the other Members at law or in equity.

14. MISCELLANEOUS

14.1 Notices.

(a) Any and all notices, requests, directions, consents, approvals, elections, proposals or other communications provided for herein shall be in writing and shall be given (w) personally (with signed confirmation of receipt), (x) by recognized overnight service (such as United States Postal Service Express Mail, Federal Express or UPS) with signed confirmation of receipt, (y) by electronic mail, or (z) by registered or certified mail (postage prepaid/ return receipt requested). Notices shall be addressed:

(i) in the case of the Company at its principal office as applicable;

(ii) in the case of any of the parties to this Agreement, at the applicable address on file with the Company or such other place as may be designated by notice to the Company; and

(iii) in the case of a transferee of Units who has not, prior to the time of the communication, advised the Company of his, her or its address, to the transferee in care of the transferor of such Units.

(b) A mailed communication shall be deemed given three (3) Business Days after being sent in accordance with Section 14.1(a). An electronic mail communication shall be deemed given upon receipt of such mail by the recipient.

14.2 Regulations. The Managing Member may, from time to time, on behalf of the Company, adopt regulations relating to the conduct of meetings and various other matters, as determined from time to time.

14.3 Headings. All Section headings in this Agreement are for convenience of reference only and are not intended to qualify the meaning of any Section.

14.4 Entire Agreement. This Agreement together with the schedules and appendices attached hereto constitutes the entire agreement among the parties and supersedes any prior agreement or understanding between them respecting the subject matter of this Agreement.

14.5 Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their successors, heirs, legatees, devisees, assigns, legal representatives, executors and administrators, except as otherwise provided herein.

14.6 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or

unenforceable, the remainder of the terms, provisions, agreements, covenants and restriction of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not effected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated be effectuated. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

14.7 Counterparts. This Agreement may be executed in several counterparts, and all so executed shall constitute one agreement, binding on all the parties hereto, even though all parties are not signatory to the original or the same counterpart. Any counterpart of this Agreement shall for all purposes be deemed a fully executed instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

14.8 Governing Law. The Company shall be governed by, and all the provisions of this Agreement shall be governed by and construed in accordance with, the laws of the State of Delaware, without giving effect to principles of conflict or choice of laws.

14.9 Jurisdiction. By its execution and delivery of this Agreement, each of the parties hereby irrevocably submits to the jurisdiction (both subject matter and personal) of the courts of the State of Delaware in any legal action or proceed arising out of or relating to this Agreement and any other documents executed in connection with this Agreement and each of the parties hereby irrevocably and unconditionally waives (i) any objection it may now or hereafter have to the laying of venue in any of such courts, (ii) any claim that any action or proceeding brought in any of such courts has been brought in an inconvenient forum, and (iii) any right to bring any action or proceeding with respect to this Agreement or any other documents executed in connection with this Agreement in any forum other than the courts of the State of Delaware. It is specifically acknowledged that each party is relying upon, *inter alia*, the foregoing waiver in entering into this Agreement.

14.10 Waivers; Amendments.

(a) The terms and provisions of this Agreement may be modified or amended, or any of the provisions hereof waived, temporarily or permanently, prospectively or retroactively solely by the approval of (i) the Managing Member, (ii) the Founder and (iii) the Members who, including the Founder, own more than fifty percent (50%) of the issued and outstanding Units other than Incentive Units (with Incentive Units being disregarded for purposes of this Section 14.10, provided, however, an amendment to this Agreement which has a disproportionately adverse effect on any Member vis-à-vis the other Members shall not be made without the written agreement of such Member.

(b) Notwithstanding Section 14.10(a), this Agreement may be amended from time to time by the Managing Member without the consent of a majority in interest of the Members; (i) to correct any printing, stenographic, clerical or other minor errors or omissions; (ii) to

admit one or more additional Members or one or more Substitute Members, or withdraw one or more Members, in accordance with the terms of this Agreement; or (iii) to amend Schedule A, from time to time, in order to provide any necessary information regarding any Member or any additional or Substitute Member.

14.11 No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and expressly do not intend hereby to form a partnership, either general or limited, under Delaware partnership law. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Members who incur personal liability by reason of such wrongful representation.

14.12 No Rights of Creditors and Third Parties. This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, all of its Members and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or any third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

14.13 Offset. Whenever the Company is to pay any sum to any Member, any amounts that such Member owes to the Company may be deducted from that sum before payment; provided, however, that the full amount that would otherwise be distributed shall be debited from the Member's Capital Account.

14.14 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

14.15 WAIVER OF CERTAIN DAMAGES. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT OR UNDER APPLICABLE LAW, EACH MEMBER (FOR ITSELF AND ITS LEGAL REPRESENTATIVES, SUCCESSORS AND ASSIGNS) HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES AND DISCLAIMS ALL RIGHTS TO CLAIM OR SEEK (WHETHER ON BEHALF OF IT OR THE COMPANY) ANY CONSEQUENTIAL, PUNITIVE, EXEMPLARY, STATUTORY OR TREBLE DAMAGES AND ACKNOWLEDGES AND AGREES THAT THE RIGHTS AND REMEDIES IN THIS AGREEMENT WILL BE ADEQUATE IN ALL CIRCUMSTANCES FOR ANY CLAIMS THE MEMBERS OR THE COMPANY MIGHT HAVE WITH RESPECT THERETO.

14.16 No Strict Construction. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

14.17 Legal Counsel. The Company has retained the firm of Giannuzzi Lewendon, LLP ("GL") as legal counsel to the Company. GL has not been engaged to protect or represent the interest

of any Member, including any Founder, vis à vis the Company in the preparation of this Agreement or any documents related hereto, and no other legal counsel has been engaged by the Company to act in such capacity. Each Member: (i) acknowledges that actual or potential conflicts of interest exist among the Members, that such Member's interests will not be represented by legal counsel unless such Member engages counsel on its own behalf, and that such Member has been afforded the opportunity to engage and seek the advice of its own legal counsel before entering into this Agreement; (ii) agrees that, in the event of a dispute between one or more Members, on the one hand, and the Company, on the other hand, GL may represent the Company; and (iii) acknowledges that the approvals, acknowledgements and waivers made by such Member pursuant to this Section 14.17 do not reflect or create a right under this Agreement on the part of any Member to approve the Managing Member's selection of legal counsel to the Company. It is intended that GL shall be a third-party intended beneficiary of this provision and entitled to enforce the terms of this Agreement. For the avoidance of doubt, in the event that GL no longer serves as legal counsel for the Company and the Company retains new legal counsel, the terms hereunder shall apply to such new counsel.

14.18 General Interpretive Principles. For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

(b) accounting terms not otherwise defined herein have the meanings given to them in the United States in accordance with generally accepted accounting principles;

(c) references herein to "Sections", "paragraphs", and other subdivisions without reference to a document are to designated Sections, paragraphs and other subdivisions of this Agreement;

(d) a reference to a paragraph without further reference to a Section is a reference to such paragraph as contained in the same Section in which the reference appears, and this rule shall also apply to other sub-divisions;

(e) the words "herein", "hereof", "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular provision; and

(f) the term "include" or "including" shall mean without limitation by reason of enumeration.

[*Remainder of page intentionally left blank; signature pages to follow.*]

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement of Folk Revival LLC as of the Effective Date.

MANAGING MEMBER/FOUNDER:

David Cantor
DAVID CANTOR

AGREED AND ACKNOWLEDGED:

COMPANY:

FOLK REVIVAL LLC

By: David Cantor
Name: David Cantor
Title: CEO

[ADDITIONAL MEMBER SIGNATURE PAGES TO BE ATTACHED]

MEMBER SIGNATURE PAGE
TO
OPERATING AGREEMENT
OF
FOLK REVIVAL LLC

By execution of this signature page in the space provided below, the undersigned hereby agrees to become a Member of FOLK REVIVAL LLC, and covenants and agrees to be bound by all the terms and conditions of the Operating Agreement of FOLK REVIVAL LLC, a copy of which the undersigned has received and carefully reviewed, as the same may be amended and/or restated from time to time.

Date: December 5 ___, 2022

MEMBER:

Sign Name: [signature]

Print Name: Michelle Tyler
(*if the Member will be an entity, print entity name)*

Print Title Founder, Genuine Ginger
(*if signing on behalf of an entity Member, print title*)

SCHEDULE A
Folk Revival LLC Capitalization

As of Nov 2022

Member Name	Total Units	Percentage Interest
David Cantor	10,000,000	92.38%
Special Worldwide, LLC	526,316	4.86%
Genuine Ginger LLC	108,519	1.00%
Karen Castiello	108,519	1.00%
Brand Agent NYC, Inc.	81,180	0.75%
TOTAL:	**10,824,534**	**100.00%**

APPENDIX I

DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

Act. Shall have the meaning set forth in the introductory paragraph.

Adjusted Capital Account. Means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to the terms of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in paragraphs (4), (5) and (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) to the extent relevant thereto and shall be interpreted consistently therewith.

Affiliate. Means, with respect to any Person (a) any other Person directly or indirectly controlling, controlled by, or under common control with such Person, or (b) any other Person owning or controlling twenty percent (20%) or more of the outstanding voting interests of such Person, or (c) any officer (that is a general partner, member or principal of the Person), general partner or managing member of such Person, or (d) any other Person that is an officer (that is a general partner, member or principal of the Person), general partner, managing member or holder of twenty percent (20%) or more of the outstanding voting interests of any other Person described in clauses (a) through (c) of this definition. For purposes of this definition, the term "control", when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

Agreement. This Operating Agreement, including all amendments adopted in accordance with this Agreement and the Act. This Agreement replaces and supersedes any and all other oral and/or written agreements of any nature whatsoever among some or all of the Members existing as of the Effective Date with respect to the Company and the Company Business.

Allocated Tag-Along Portion. With respect to any Offered Interest pursuant to Section 11.7, means the portion of such Offered Interests that a Member is entitled to sell, stated as the Percentage

Interest of such Member as of the applicable date, calculated without regard to any issued and outstanding Incentive Units.

Assignee. A transferee of Units who has not been admitted as a Substitute Member.

Bona Fide Offer. Means a written offer from any proposed transferee of any Offered Interest that states (a) the form and amount of consideration being offered by such proposed transferee for such Offered Interest, (b) other material terms of the proposed transfer, and (c) the proposed timetable for the consummation of the proposed transfer.

Bring-Along Sale. Shall have the meaning set forth in Section 11.5.

Business Day. Any day other than Saturday, Sunday or any legal holiday observed in the State of Delaware.

Capital Account. Means, with respect to any Member, the Capital Account maintained for such Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and the following provisions:

(a) To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's share of Profits, and any items in the nature of income or gain that are specially allocated to such Member pursuant to Section 10.2, and the amount of any Company liabilities that are assumed by such Member (other than liabilities that are secured by any Company property distributed to such Member, provided the Gross Asset Value of such distributed property exceeds the assumed liabilities);

(b) To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Member pursuant to any provision of this Agreement (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752), such Member's share of Losses, and any items in the nature of expenses or losses that are specially allocated to such Member pursuant to Section 10.2, and the amount of any liabilities of such Member that are assumed by the Company (other than liabilities that are secured by any property contributed by such Member to the Company);

(c) In the event any Units are transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest. In the case of a sale or exchange of Units at a time when an election under Code Section 754 is in effect, the Capital Account of the transferee shall not be adjusted to reflect the adjustments to the adjusted tax bases of Company property required under Code Sections 754 and 743, except as otherwise permitted by Treasury Regulations Section 1.704-1(b)(2)(iv)(m);

(d) In determining the amount of any liability for purposes of clauses (a) and (b) of this definition of Capital Account, there shall be taken into account Code Section 752(c) and the Treasury Regulations promulgated thereunder, and any other applicable provisions of the Code and Regulations;

(e) In the event the Gross Asset Values of Company assets are adjusted pursuant to clauses (b) and (d) of the definition of Gross Asset Value, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the manner in which unrealized income, gain, loss and deduction inherent in all Company assets (that has not been previously reflected in the Capital Accounts) would be allocated pursuant to Section 10 if there were a taxable disposition of Company property at fair market value. Similarly, in the event of a Distribution of Company assets to a Member (whether in connection with a liquidation or otherwise), the Capital Accounts shall be adjusted to reflect the manner in which unrealized income, gain, loss and deduction inherent in such distributed assets (not previously reflected in Capital Accounts) would be allocated pursuant to Section 10 if there were a taxable disposition of such distributed assets at fair market value; and

(f) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managing Member shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Managing Member may make such modification, provided that it is not likely to have a material effect on the amounts distributable by the Company to any Member upon the dissolution of the Company or otherwise materially affect the economic agreement of the Members as provided in this Agreement.

Capital Contribution. Means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property, or services, or any combination thereof, contributed (or deemed contributed) from time to time by such Member to the Company (net of any liabilities secured by such property or to which such property is otherwise subject). Any reference in this Agreement to the Capital Contribution of a Member shall include the Capital Contribution made by any predecessor of a Member.

Certificate. Shall have the meaning set forth in the Recitals.

Code. Means the Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of prior or succeeding law.

Commission. Shall have the meaning set forth in Section 6.8(q).

Company. Folk Revival LLC, a limited liability company formed under the laws of the State of Delaware, and any successor limited liability company.

Company Business. Means the development, marketing, distribution, and sale of food products under the "Folk Revival" trade name, and such other additional related or unrelated businesses as the Managing Member may determine from time to time.

Company IP. Means all proprietary information associated with the conduct of the Company Business, including all the specifications for the Company's products (including, without limitation, the formulas, product recipes, product specifications and manufacturing processes used to produce

each of such products), and all trade secrets, trade names, trademarks, trade dress, copyrights, logo types, artwork, commercial symbols, patents, or similar rights or registrations, branding labels and designs used on, or in connection with, the Company's products or services now or hereafter held or applied for in connection therewith.

Company Minimum Gain. Shall have the same meaning as "Partnership Minimum Gain" set forth in Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d).

Company Right of First Refusal Option. Shall have the meaning set forth in Section 11.6(b).

Company Right of First Refusal Option Period. Shall have the meaning set forth in Section 11.6(b).

Depreciation. Means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period for U.S. federal income tax purposes, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.

Disposition (Dispose). Any sale, assignment, exchange, mortgage, refinancing, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

Dissolution Event. Shall have the meaning set forth in Section 12.1.

Distribution. Means a transfer of cash or property of the Company to a Member on account of the Units held by such Member, as described in Sections 9.1 and 12.3(c).

Effective Date. Shall have the meaning set forth in the introductory paragraph.

Folk Revival Corporation. Shall have the meaning set forth in Section 12.6(a).

Fiscal Year. Means the calendar year, except that the first Fiscal Year of the Company shall have commenced on the date of commencement of the Company and end on the next succeeding December 31st, and the last Fiscal Year of the Company shall end on the date on which the Company shall terminate and commence on January 1st immediately preceding such date of termination.

Founder. Shall mean David Cantor in his capacity as a Member.

GL. Shall have the meaning set forth in Section 14.17.

Gross Asset Value. Means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as set forth herein or as otherwise determined by the Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Managing Member, as of the following times: (i) the acquisition of an interest or an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the Distribution by the Company to a Member of more than a de minimis amount of property or money as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*g*); and (iv) in connection with the grant of Units (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity, provided, however, that adjustments pursuant to clauses (i), (ii) and (iv) above shall be made only if the Managing Member shall reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of Distribution, as determined by the distribute and the Managing Member;

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to (i) Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*) and (ii) subparagraph (f) of the definition of "Profits and Losses" or Section 10.2(g), provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (d) to the extent the Managing Member determines that an adjustment pursuant to clause (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d); and

(e) If the Gross Asset Value of an asset has been determined or adjusted pursuant to clauses (a), (b), or (d), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

Gross Equity Value. Means, at the time of acceptance of the terms of a Partial Sale, the amount which would have been attributable to the sale of 100% of the Units or assets of the Company, which shall be computed by dividing (i) the price offered for a particular fraction of 100% of the Units or assets, by (ii) such fraction. For example, if $10,000,000 is offered for 50% the Membership Interests, the Gross Equity Value will be $10,000,000 / (0.50), or $20,000,000.

Implied Unit Value. Means an amount that would be payable per Unit pursuant to Section 12.3 in a hypothetical Liquidation Event based upon the facts as of the date the Implied Unit Value is being determined, as follows: the Implied Unit Value shall be an amount equal to the amount that such Member would have received per Unit had the Company sold 100% of the assets it owned for their Gross Equity Value, and distributed such sale proceeds to the Members in under Section 12.3.

Incentive Units. Shall have the meaning set forth in Section 6.9.

Information. Shall have the meaning set forth in Section 13.1.

Initial Capital Accounts. The agreed (book) Capital Account of each Member as of the close of business on the Effective Date as described in Section 8.1.

IPO. Shall have the meaning set forth in Section 11.8(v).

Liquidation Event. Means any of: (i) the sale, lease, transfer, assignment, conveyance or other disposition of the majority of the Company's assets and/or equity (including by means of a merger, consolidation, dissolution, Bring-Along Sale or otherwise); (ii) the filing of an application by the Company for, or a consent to, the appointment of a trustee or custodian of the Company's assets; (iii) the filing of a pleading in any court of record admitting in writing the Company's inability to generally pay its debts as they become due; (iv) the permitting or suffering to exist the involuntary commencement of, or the Company's voluntarily commencement of any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency laws, or the permitting or suffering to exist the involuntary commencement of, or the Company's voluntarily commencement of any dissolution, winding up or liquidation proceeding; or (v) the making by the Company of a general assignment for the benefit of creditors.

Managing Member. Shall have the meaning set forth in Section 7.2.

Member. Any Person executing this Agreement as a Member, prior to, on, or after the Effective Date, or a Substitute Member.

Member Nonrecourse Debt. Shall have the same meaning as "Partner Nonrecourse Debt" set forth in Treasury Regulations Section 1.704-2(b)(4).

Member Nonrecourse Debt Minimum Gain. Means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

Member Nonrecourse Deductions. Shall have the same meaning as "Partner Nonrecourse Deductions" set forth in Treasury Regulations Section 1.704-2(i)(1) and 1.704-2(i)(2).

Membership Interest. The rights of a Member to Distributions (liquidating or otherwise) and allocations of the Profits, Losses, gains, deductions, and credits of the Company, and, to the extent permitted by this Agreement, to possess and exercise voting rights, all as set forth in Schedule A. For clarification, a Member's Membership Interest is often expressed with the term "Units".

Minority Members. Shall have the meaning set forth in Section 11.5.

Net Cash Flow. Shall mean for any period, the positive difference, if any, between:

(a) the sum of:

(i) all cash received by the Company (including without limitation Capital Contributions and the proceeds of any loan) during such period, plus

(ii) any amounts drawn from the reserves of the Company during such period (as reasonably determined by the Managing Member); and

(b) the sum of:

(i) any cash expenditures (including without limitation expenditures for capital improvements, debt service, including without limitation, any line of credit, taxes and insurance premiums) made or to be made in connection with the operation of the business of the Company during such period, plus

(ii) the amount of any additional reserves of the Company set aside during such period (as reasonably determined by the Managing Member).

New Issuance. Shall have the meaning set forth in Section 11.8.

Nonrecourse Deductions. Shall have meaning set forth in Treasury Regulations Section 1.704-2(b)(1) and 1.704-2(c).

Nonrecourse Liability. Shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

Non-Transferring Member. Shall have the meaning set forth in Section 11.6(a).

Non-Transferring Member Right of First Refusal Option. Shall have the meaning set forth in Section 11.6(b).

Non-Transferring Member Right of First Refusal Option Period. Shall have the meaning set forth in Section 11.6(b).

OFAC. Shall have the meaning set forth in Section 6.8(v).

Offending Member. Shall have the meaning set forth in Section 6.13(a).

Offered Interest. Shall have the meaning in Section 11.6(a).

Offeror. Shall have the meaning set forth in Section 11.6(a).

Organization. A Person other than a natural person, including without limitation corporations (both non-profit and other corporations), partnerships (both limited and general), joint

ventures, limited liability companies, business trusts and unincorporated associations, but the term does not include joint tenancies and tenancies by the entirety.

Partial Sale. Means a transaction in which fewer than 100% of the Units, or less than all (or substantially all) of the Company's assets, are sold.

Partial Sale Percentage. Means the percentage of the Units or assets, as applicable, that are sold in the Partial Sale.

Percentage Interest. Except as otherwise provided herein, the "Percentage Interest" of each Member as of any date shall be the percentage equivalent of the fraction that (a) has its numerator the total number of Units owned by such Member as of such date and (b) has as its denominator the total number of issued and outstanding Units as of such date. To the extent Incentive Units are not eligible to participate in a matter involving the calculation of Percentage Interests, such Incentive Units shall be excluded from such calculation.

Permissible Transferee. Shall have the meaning set forth in Section 11.3.

Person. An individual, trust, estate, or any Organization permitted to be a member of a limited liability company under the laws of the State of Delaware.

Profits and Losses. Means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss and each item of income, gain, expense, deduction and loss shall be allocable to the Members in accordance herewith), with the following adjustments for purposes of adjusting Capital Accounts and maintaining the same in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv):

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definitional section shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (b) or (c) of the definition of "Gross Asset Value", the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the provisions of the definition of "Depreciation";

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Section 743(b) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*m*)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) Notwithstanding any other provision of this definitional section, any items which are specially allocated pursuant to Section 10.2 shall not be taken into account in computing Profits or Losses.

The amount of the items of partnership income, gain, loss or deduction available to be specially allocated pursuant to Sections 10.2 and 10.3 shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (g) above.

Property. Any property, real or personal, tangible or intangible, including, but not limited to, the capital stock, ownership interests, membership interests, partnership interests or other interests of any Organization; money; and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

Proprietary Information. Shall have the meaning set forth in Section 13.1.

Purchase Price. Shall have the meaning set forth in Section 11.6(b).

Qualified Appraiser. Shall have the meaning set forth in Section 11.6(d).

Remainder Notice. Shall have the meaning set forth in Section 11.6(b).

Repurchase Notice. Shall have the meaning set forth in Section 6.13(b).

Revised Partnership Audit Provisions. Shall have the meaning set forth in Section 10.6.

Right of First Refusal Notice. Shall have the meaning set forth in Section 11.6(a).

Rule 144. Shall have the meaning set forth in Section 6.8(q).

Schedule A. Schedule A to this Agreement setting forth: (a) the name of each Member and (b) the number of Units, in each case, as of the Effective Date (or as of such later date as may be indicated on Schedule A).

Securities Act. Shall have the meaning set forth in Section 6.8(k).

Selling Member. Shall have the meaning set forth in Section 11.5.

Substitute Member. An Assignee who has been admitted to all of the rights of membership pursuant to Section 11.3 of this Agreement.

Tag-Along Exercise Notice. Shall have the meaning set forth in Section 11.7(a).

Tag-Along Notice. Shall have the meaning set forth in Section 11.7(a).

Tag-Along Option Period. Shall have the meaning set forth in Section 11.7(a).

Tax Amount. Shall have the meaning set forth in Section 9.1(b).

Tax Distribution. Shall have the meaning set forth in Section 9.1(b).

Treasury Regulations. All final regulations promulgated under the Code as from time to time in effect, except where preceded by the word "Proposed" or "Temporary" (in which case the reference shall be to proposed or temporary regulations, as the case may be).

Unit. A unit of Membership Interest that is authorized to be issued under this Agreement. A Unit is divisible into fractional parts. The Company is authorized to issue an unlimited number of Units. Voting, the granting or withholding of consents or approvals, and allocation of Profits and Losses and Distributions shall be made pursuant to the applicable provisions of this Agreement.

Withholding Delinquent Member. Shall have the meaning set forth in Section 9.5.